As filed with the Securities and Exchange Commission on February 25, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADVANCED BIOHEALING, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	20-0723876
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

36 Church Lane

Westport, Connecticut 06880

(203) 682-7222

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Kevin Rakin

Chairman and Chief Executive Officer

36 Church Lane

Westport, Connecticut 06880

(203) 682-7222

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles K. Ruck, Esq. B. Shayne Kennedy, Esq. Matthew T. Bush, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235	Luke J. Albrecht, Esq. Senior Counsel Advanced BioHealing, Inc. 36 Church Lane Westport, Connecticut 06880 (203) 682-7222	Kyle Guse, Esq. K. Amar Murugan, Esq. McDermott Will & Emery LLP 275 Middlefield Road Menlo Park, California 94025 (650) 815-7400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer           ☐  Accelerated filer           ☒  Non-accelerated filer           ☐  Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (a)	Amount of Registration Fee
Common stock, $0.001 par value	$200,000,000	$23,220

(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933. Includes the offering price of additional shares that the underwriters have the option to purchase to cover overallotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated February 25, 2011

PROSPECTUS

            Shares

Advanced BioHealing, Inc.

Common Stock

This is Advanced BioHealing, Inc.’s initial public offering. We are selling                  shares of our common stock and the selling stockholders are selling                  shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

We expect the initial public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the Nasdaq Global Market under the symbol “ABHB.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional                 shares from us, and up to              additional shares from the selling stockholders, at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2011.

BofA Merrill Lynch	J.P.Morgan

Wells Fargo Securities	William Blair & Company	Oppenheimer & Co.

The date of this prospectus is                     , 2011.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus may only be accurate on the date of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. Unless otherwise noted in this prospectus, the terms “Advanced BioHealing,” the “Company,” “we,” “us,” “our” and “our Company” refer to Advanced BioHealing, Inc.

Overview

We are a leading regenerative medicine company that develops, manufactures and commercializes cell-based therapies. Our principal product, Dermagraft, has received a PMA from the U.S. Food and Drug Administration for the treatment of diabetic foot ulcers. From the commercial launch of Dermagraft in 2007 through December 31, 2010, we sold over 200,000 units of Dermagraft that have been used to treat an estimated 50,000 patients. Our revenue grew from $8.6 million in 2007 to $146.7 million in 2010, and we went from generating a loss from operations of $12.8 million in 2007 to generating income from operations of $21.0 million in 2010.

Dermagraft is a regenerative bio-engineered skin substitute that assists in restoring damaged tissue and is currently indicated for the treatment of certain types of diabetic foot ulcers, or DFUs. DFUs are open sores or ulcers on the feet that can occur in people with diabetes as a result of peripheral neuropathy, or damage to the nerves, and can severely compromise a patient’s quality of life. DFU patients carry a one-in-seven lifetime risk of developing osteomyelitis, or an infection of the bone, and a one-in-five lifetime risk of amputation, which has an associated 50% five-year mortality rate. Based on industry sources, we estimate that DFUs affect nearly 900,000 people annually in the United States, and we believe our total addressable market opportunity in the United States is approximately $3 billion.

Dermagraft consists of living cells and a bioabsorbable mesh scaffold and is used in conjunction with conventional therapy to treat certain types of DFUs. Data from the pivotal clinical trial of Dermagraft completed in 2001 demonstrated that the weekly application of Dermagraft and conventional therapy for up to eight weeks increased the proportion of DFUs that achieved 100% closure at 12 weeks by 64%, a statistically significant improvement, when compared to the use of conventional therapy alone. No serious adverse events determined to have been related to Dermagraft were reported in this trial or have been reported in the estimated 50,000 patients that have been subsequently treated with our product.

We manufacture Dermagraft using proprietary cell-based techniques that were developed over a 20-year period with significant capital investment. The manufacturing of regenerative medicine products is highly complex and involves a number of regulatory challenges, providing a significant barrier to entry for potential competitors. We manufacture our products in a state-of-the-art facility located in La Jolla, California that is registered with the U.S. Food and Drug Administration, or FDA, and is ISO 13485 (2003) registered.

We employ an in-house commercial team of over 150 professionals, including sales, marketing, reimbursement and policy professionals with backgrounds in the pharmaceutical, medical device and biotechnology industries. Our direct sales force consists of more than 100 representatives that target hospital-based wound care centers, physician offices, surgery centers and government hospitals. Our team of reimbursement and policy professionals facilitates coding, coverage and reimbursement for Dermagraft, is responsible for customer support and maintains an ongoing dialogue with policy makers and third-party payors. Coverage for up to eight weekly applications of Dermagraft for the treatment of DFUs is currently provided by Medicare, more than 1,000 private plans and numerous Medicaid programs.

Our product portfolio includes a potential new indication for Dermagraft for the treatment of venous leg ulcers, or VLUs, and TransCyte, which has received premarket approval, or PMA, from the FDA for the treatment of certain types of severe burns. We are currently conducting a pivotal clinical trial to assess the efficacy and safety of Dermagraft in treating VLUs, and we completed enrollment for this trial in November 2010. We anticipate completing the clinical trial in 2011 and, if successful, submitting a supplement to our existing PMA for Dermagraft to the FDA in the first quarter of 2012. Although we have not yet commercialized TransCyte, we believe a potential opportunity exists to market this product through arrangements with state, federal or international government agencies.

Industry Overview

Diabetes, if left untreated or mismanaged, can cause hyperglycemia, an increase in blood glucose levels, which often leads to a reduction in blood flow and the development of peripheral neuropathy, most commonly in the feet. Peripheral neuropathy can cause patients to lose sensation in their feet, which may prevent them from noticing injuries, including sores caused by repetitive trauma, such as blisters resulting from walking, ulcers caused by a single major trauma, such as a severe cut or burn to the foot, and foot problems, such as calluses and hammertoes. If not treated properly, these injuries can develop into DFUs. Conventional therapy for DFUs consists of debriding, or removing dead tissue or foreign material in order to expose healthy tissue, and cleaning the ulcer, applying a wet-to-dry gauze dressing once per week and using therapeutic, pressure-reducing footwear.

We believe conventional therapy alone, which can continue for periods ranging from several weeks to several years, is often inadequate to effectively treat DFUs. A meta-analysis of clinical studies involving approximately 1,400 patients has shown that only 24% of patients that receive conventional therapy alone will achieve full closure of the DFU within 12 weeks. We believe that most of the patients who do not respond to conventional therapy alone are candidates for Dermagraft at some point during the DFU treatment process.

Our Solution

Dermagraft utilizes regenerative medicine to advance and stimulate the body’s healing process, resulting in quicker healing times and improved ulcer closure rates. We believe that Dermagraft addresses the shortcomings of conventional therapy in healing DFUs, which primarily relies on the body’s ability to heal itself. Patients suffering from DFUs generally have compromised health. In addition, the cells comprising a DFU have generally ceased dividing and are incapable of providing the necessary proteins or engaging in the necessary metabolic activity to heal the ulcer. This combination of already compromised health and insufficient cellular activity make it unlikely that a patient’s body will be able to heal the DFU on its own or when treated with conventional therapy alone.

Dermagraft is designed to stimulate healing in two primary ways. First, when Dermagraft is placed on the ulcer, its mesh material is gradually absorbed and the human cells grow into place and replace the damaged skin. Second, the living cells in Dermagraft produce many of the same proteins and growth factors found in healthy skin, which help replace and rebuild the damaged tissue in the DFU.

Clinical studies have demonstrated that if a DFU is not closed by 50% within the first four weeks of conventional therapy, there is only a 9% chance the DFU will reach full closure using conventional therapy alone. We believe this data highlights the need for a more effective treatment alternative. Dermagraft used in conjunction with conventional therapy has demonstrated improved efficacy in healing DFUs as compared to conventional therapy alone. Data from the pivotal clinical trial of Dermagraft completed in 2001 demonstrated that the weekly application of Dermagraft and conventional therapy for up to eight weeks increased the proportion of DFUs that achieved 100% closure at 12 weeks by 64%, when compared to the use of conventional therapy alone. Patients treated in the Dermagraft group were 1.7 times more likely to achieve 100% closure than patients receiving conventional therapy alone. These results demonstrated statistically significant improvements.

Dermagraft is indicated for use in the treatment of full-thickness DFUs with greater than six weeks duration, which extend through the dermis, but without tendon, muscle, joint capsule or bone exposure. Dermagraft is used in conjunction with conventional therapy and in patients who have adequate blood supply to the injured foot.

Our Strengths

We believe we are a leader in the field of regenerative medicine and have the following principal strengths:

FDA-approved regenerative medicine products. Our principal product, Dermagraft, has received a PMA from the FDA for the treatment of DFUs. From launch in February 2007 through December 31, 2010, we sold over 200,000 units of Dermagraft. Given the extensive time and cost typically required to obtain a PMA, we believe our PMA for Dermagraft provides a significant competitive advantage and establishes a barrier to entry for potential competitors.

Established commercial infrastructure. Our commercial infrastructure, which consists of an in-house team of over 150 sales, marketing, reimbursement and policy professionals, has been instrumental in beginning to establish living cell-based products as a new standard of care for the treatment of DFUs and in demonstrating the clinical benefits of Dermagraft. We believe our ability to meet the challenges in building a commercial organization around a regenerative medicine product, such as Dermagraft, has been critical to our success.

Experience in scalable cell-based manufacturing. Manufacturing living cell-based products is a complex process that requires development of a cell bank, extensive testing and validation, a customized manufacturing process, automation and process scale-up and significant training and know-how. We believe our manufacturing experience and know-how represent a barrier to entry for potential competitors.

Revenue growth and profitability. We have rapidly grown our revenue and become profitable due in large part to our disciplined approach to deploying our financial resources, including selectively expanding our commercial team as well as making strategic research and development and capital expenditures. We generated income from operations of $8.1 million and $21.0 million in 2009 and 2010, respectively, which has allowed us to fund our internal growth initiatives. We expect to maintain this financial discipline as we execute our business strategy.

Deep management experience in regenerative medicine. Our management team has an average of over 20 years of experience in the pharmaceutical, biotechnology and medical device industries, including with regenerative medicine products. Our management team has remained largely unchanged since we acquired Dermagraft in 2006 and launched the product in 2007.

Our Strategy

We intend to further our position as a leader in the field of regenerative medicine. The key elements of our business strategy are to:

Drive further adoption of Dermagraft for the treatment of DFUs in the United States. We believe the market for regenerative medicine therapy for DFUs remains highly under-penetrated. We intend to increase our market share by increasing sales to our existing customers and expanding our overall customer base.

Obtain FDA approval and launch Dermagraft for the treatment of VLUs in the United States. We are conducting a pivotal trial evaluating Dermagraft for the treatment of VLUs and, if successful, anticipate submitting a supplement to our existing PMA to the FDA in the first quarter of 2012. We believe we are well positioned to leverage our existing infrastructure to commercialize Dermagraft for the treatment of VLUs.

Commercialize Dermagraft internationally. We believe the addressable patient population for treating DFUs and VLUs outside the United States is significantly larger than the addressable patient population in the United States. If we successfully complete our VLU clinical trial and related one-year follow-on study, we intend to file a marketing authorization application with the European Medicines Agency for a VLU indication in 2013. If successful, this approval would grant us marketing rights in 30 European countries.

Invest in manufacturing and research and development. We continue to invest in improvements to our manufacturing and quality assurance processes and systems. We also intend to expand our manufacturing capacity, most significantly through the anticipated construction of a second manufacturing facility. In addition, we plan to continue to invest in research and development in order to expand our product portfolio.

Broaden our product portfolio through internal and external development initiatives. We may selectively in-license or acquire complementary products and technologies that will allow us to leverage our commercialization and manufacturing experience. In addition, we are evaluating opportunities to commercialize TransCyte, which has received a PMA from the FDA for the treatment of severe burns, through arrangements with state, federal or international government agencies.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are numerous risks related to our business that are described under “Risk Factors” and elsewhere in this prospectus. Among these important risks are the following:

•	Our revenue and financial results depend solely on sales of Dermagraft for the treatment of DFUs;

•	Dermagraft is a living cell-based product and its manufacturing process is highly complex, and we may be unable to manufacture the product to meet customer demand;

•	Our failure to increase our current manufacturing capacity could materially and adversely affect our growth prospects;

•	We rely on a single manufacturing facility and any disruption of operations would materially and adversely affect our business;

•	We rely on third-party suppliers, some of which are currently the only source for the respective components or materials they supply to us;

•	If reimbursement from third-party payors for our products becomes inadequate, physicians and patients may be reluctant to use our products and our sales may decline;

•

Our current master cell bank from which we propagate units of Dermagraft has a finite useful life that may be shorter than expected, and although we believe that our master cell bank will continue to provide sufficient cells to meet our projected demand for at least the next five years, we will need to validate a new master cell bank in order to continue to market and sell Dermagraft in the long term;

•	We may not receive favorable results from our pivotal clinical trial for the use of Dermagraft in the treatment of VLUs; and

•

The sale of our products is subject to regulatory approvals and our business is subject to extensive regulatory requirements. If we fail to maintain regulatory approvals, or are unable to obtain, or experience significant delays in obtaining, FDA approvals or clearances for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

Corporate Information

We were incorporated in Delaware in January 2004. Our principal executive offices are located at 36 Church Lane, Westport, Connecticut 06880, and our telephone number is (203) 682-7222. Our website is located at www.abh.com. Information contained on, or accessible through, our website is not incorporated by reference in, and is not considered part of, this prospectus.

This prospectus contains references to our trademarks Advanced BioHealing®, Dermagraft®, Heal2gether® and TransCyte® among others. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

All references in this prospectus to Dermagraft for the treatment of DFUs or any variation thereof refer to the approved indication of Dermagraft, which is the treatment of full-thickness DFUs greater than six weeks duration, which extend through the dermis, but without tendon, muscle, joint capsule or bone exposure. Coverage for up to eight weekly applications of Dermagraft for the treatment of DFUs is currently provided by Medicare, more than 1,000 private plans and numerous Medicaid programs.

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock outstanding after this offering	shares (or shares if the underwriters exercise their overallotment option in full)

Overallotment option	We have granted the underwriters an option to purchase up to an additional shares, and the selling stockholders have granted the underwriters an option to purchase up to additional shares, of our common stock at the initial public offering price for a period of 30 days after the date of this prospectus.

Use of proceeds	We intend to use the net proceeds from the sale of shares by us for working capital and other general corporate purposes, including the development of a second manufacturing facility and the funding of ongoing sales and marketing and research and development activities, and to potentially repay the outstanding balance on our existing term loan. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	ABHB

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares of common stock offered by this prospectus to our directors, officers, employees and affiliates of such persons.

Risk factors	See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after completion of this offering is based on 10,659,254 shares outstanding as of January 1, 2011 and excludes:

•	3,472,732 shares of common stock issuable upon the exercise of options outstanding as of January 1, 2011, at a weighted average exercise price of $3.71 per share;

•	1,899,711 shares of common stock issuable upon the exercise of warrants outstanding as of January 1, 2011, at a weighted average exercise price of $3.6512 per share; and

•

                 shares of common stock reserved for issuance under our employee benefit plans, plus annual scheduled increases in the number of shares reserved for issuance under our Equity Incentive Award Plan and Employee Stock Purchase Plan.

Unless we specifically state otherwise, all information in this prospectus assumes:

•	no exercise of the overallotment option in favor of the underwriters;

•	an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	the automatic conversion of all outstanding shares of our preferred stock into 10,377,643 shares of common stock upon the completion of this offering;

•	no exercise of outstanding options or warrants since January 1, 2011;

•	a -for- stock split of our outstanding common stock, which we intend to effect prior to the completion of this offering; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur at or prior to the completion of this offering.

SUMMARY FINANCIAL DATA

The following table sets forth a summary of our historical financial data for the periods ended or as of the dates indicated. We have derived the summary statements of operations data for the fiscal years ended December 27, 2008, January 2, 2010 and January 1, 2011 and the summary balance sheet data as of January 1, 2011 from our audited financial statements appearing elsewhere in this prospectus. You should read the summary financial data set forth below together with our financial statements and the accompanying notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
	(in thousands, except share and per share amounts)
Statements of operations data:
Revenue	$44,753	$85,459	$146,718
Cost of revenue	16,008	20,066	30,806

Gross profit	28,745	65,393	115,912

Operating expenses
Research and development	1,002	7,741	17,071
Sales, marketing and administrative	28,869	49,516	77,848

Total operating expenses	29,871	57,257	94,919

Income (loss) from operations	(1,126)	8,136	20,993

Other expense
Interest expense, net	(1,280)	(2,424)	(1,635)
Change in fair value of preferred stock warrants	(1,318)	(6,075)	(12,439)
Loss from extinguishment of debt	—	—	(653)

Income (loss) before income taxes	(3,724)	(363)	6,266
Income tax provision (benefit)	146	570	(870)

Net income (loss)	(3,870)	(933)	7,136
Accretion of redeemable convertible preferred stock	(4,539)	(5,712)	(6,507)
Net income allocable to preferred stockholders	—	—	(614)

Net income (loss) attributable to common stockholders	$(8,409)	$(6,645)	$15

Net income (loss) per share attributable to common stockholders:
Basic	$(42.53)	$(29.44)	$0.06

Diluted	$(42.53)	$(29.44)	$0.01

Weighted average shares outstanding:
Basic	197,706	225,687	255,853

Diluted	197,706	225,687	2,151,496

Pro forma net income per share attributable to common stockholders (unaudited) (1):
Basic			$1.94

Diluted			$1.48

Pro forma weighted average shares outstanding (unaudited) (1):
Basic			10,633,496

Diluted			13,928,516

(1)	See Note 1 of notes to financial statements for an explanation of the method used to calculate basic and diluted pro forma net income attributable to common stockholders and the number of shares used in the computation of the per share amounts.

	As of January 1, 2011
	Actual	Pro Forma As Adjusted (1)(2)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$22,455
Working capital	42,309
Total assets	78,211
Total long-term debt, less current portion	10,630
Preferred stock warrants liability	24,922
Convertible preferred stock	59,949
Total stockholders’ equity (deficit)	(42,455)

(1)	The pro forma as adjusted balance sheet data above gives effect to (1) the conversion of all of our outstanding shares of preferred stock into 10,377,643 shares of common stock upon the completion of this offering, and the resultant reclassification of the preferred stock warrant liability to stockholders’ equity (deficit) in connection with such conversion, (2) the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, and (3) the application of the net proceeds from this offering as described in “Use of Proceeds.”

(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. An increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, respectively, our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming the initial public offering price of $ remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and terms of this offering determined at pricing.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition and growth prospects could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

Our revenue and financial results depend solely on sales of Dermagraft for the treatment of diabetic foot ulcers, or DFUs.

All of our revenue is currently derived from the only product we have commercialized, Dermagraft for the treatment of DFUs, and our ability to generate revenue is dependent on the success of this product. Accordingly, any disruption in our ability to generate revenue from the sale of Dermagraft or lack of success in its ongoing commercialization will have a material adverse impact on our business, results of operations, financial condition and growth prospects.

Dermagraft is a living cell-based product and its manufacturing process is highly complex, and we may be unable to manufacture the product to meet customer demand.

Dermagraft is a bio-engineered skin substitute that assists in restoring damaged tissue. We manufacture Dermagraft through a multi-step process involving several iterations of cell expansion and seeding. Manufacturing any living cell product is highly complex and is subject to a number of risks, and failure can occur at any stage in the production process. For example, we have at times in the past experienced variances in our manufacturing yields and we may experience varying levels of manufacturing yields or other manufacturing issues in the future. In addition, as we seek to continue growing the market for Dermagraft, we will need to manufacture larger volumes of product than we have historically, which may present unforeseen risks we have not experienced to date. Any period of inability to meet customer demand as a result of manufacturing interruptions could result in the customer’s use of an alternative therapy, resulting in lost sales and revenue for us.

Our failure to increase our current manufacturing capacity could materially and adversely affect our growth prospects.

We currently rely on a single manufacturing facility located in La Jolla, California to manufacture Dermagraft. While this facility has an annual capacity in excess of 300,000 units, we expect that in the long term our projected demand will require us to increase our manufacturing capacity, including by adding a second facility. Due to the complexity involved in manufacturing Dermagraft, the investment to date in establishing our facility and the steps necessary to achieve and maintain compliance with the U.S. Food and Drug Administration’s, or FDA’s, regulations governing the good manufacturing practices for medical devices, replicating the processes, personnel and equipment at a new facility will be a time consuming, costly and difficult endeavor, and we cannot be certain that we will be able to do so in a cost-effective or timely manner, if at all.

We rely on a single manufacturing facility and any disruption of operations would materially and adversely affect our business.

Our current reliance on a single manufacturing facility exposes us to additional risks, including natural or man-made disasters such as a fire or an earthquake. The facility and the manufacturing equipment we use to produce Dermagraft would be difficult and costly to replace and could require substantial lead time to repair or replace if such an event occurs. Although we believe we possess adequate insurance to cover damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms or at all. Any disruption, interruption or cessation of our manufacturing operations could have a material adverse affect on our business, results of operations, financial condition and growth prospects.

We rely on third-party suppliers, some of which are currently the only source for the respective components or materials they supply to us.

Although most of the raw materials used in the manufacture of Dermagraft are available from more than one supplier, we currently obtain the mesh scaffold and some of the reagents that we use in the manufacture of Dermagraft from single suppliers. Similarly, we currently source the manifolds that we use in producing Dermagraft from only one manufacturing source, Flextronics Medical Sales and Marketing, Ltd. The FDA review process requires manufacturers to specify in their marketing applications the suppliers of active ingredients and certain component parts and packaging materials. Therefore, prior FDA approval of a new supplier would be required if these materials become unavailable from our current suppliers. Although there may be other suppliers that have equivalent materials that would be available to us, FDA approval of any alternate suppliers could take several months or years to obtain, if at all.

Any delay, interruption or cessation of production by our third-party suppliers of important components or materials, or any delay in qualifying new components or materials, if necessary, would prevent or delay our ability to manufacture products. In addition, an uncorrected impurity, a supplier’s variation in a raw material, either unknown to us or incompatible with our manufacturing process, or any other problem with our materials or components, would prevent or delay our ability to manufacture products. These delays may limit our ability to meet demand for our products and delay any ongoing clinical trials, which would have a material adverse impact on our business, results of operations and financial condition.

If reimbursement from third-party payors for our products becomes inadequate, physicians and patients may be reluctant to use our products and our sales may decline.

In the United States, our sales depend largely on governmental healthcare programs and private health insurers reimbursing patients’ medical expenses. Third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, pay for all or a portion of the cost of Dermagraft and the related procedure to apply it. Although we have established coverage of Dermagraft with Medicare, more than 1,000 private plans and numerous Medicaid programs, we may be unable to sell our products on a profitable basis if these and other third-party payors deny coverage or reduce their current levels of reimbursement. For example, effective as of January 1, 2011, Centers for Medicare and Medicaid Services, or CMS, assigned two new temporary procedure codes for physicians to bill the application of skin substitutes, including Dermagraft. These new codes are associated with lower payment amounts in 2011 for physician services only and do not, however, affect payments to the outpatient hospital or ambulatory surgery center settings. In its final Medicare Physician Fee Schedule rule released in November 2010, CMS stated that it established these new procedure codes for temporary use while stakeholders work through the usual channels to establish permanent codes that reflect the common clinical scenarios in which all skin substitutes are applied. Therefore, we cannot be certain that current coverage, coding and reimbursement policies of Medicare and other third-party payors will continue, nor can we be certain of the extent to which future changes to coverage, coding and reimbursement policies will affect the use of Dermagraft.

In addition, to contain costs of new technologies, third-party payors are increasingly scrutinizing new treatment modalities by requiring extensive evidence of clinical outcomes and cost effectiveness. Payors continue to review their coverage policies carefully for existing and new therapies and some payors can, without notice, deny coverage for treatments, including the use of Dermagraft. Physicians, hospitals and other healthcare providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of our products and the procedures using our products, which would have a material adverse effect on our business, results of operations and financial condition. In addition, the success of Dermagraft for the treatment of VLUs, if approved by the FDA, will also depend on establishing reimbursement from third-party payors.

Our current master cell bank from which we propagate units of Dermagraft has a finite useful life that may be shorter than expected, and although we believe that our master cell bank will continue to provide sufficient cells to meet our projected demand for at least the next five years, we will need to validate a new master cell bank in order to continue to market and sell Dermagraft in the long term.

All of the units of Dermagraft we produce are derived from a single master cell bank, which has undergone extensive testing. A single anonymous donor generated our master cell bank, and we have performed extensive testing to ensure the safety of the fibroblast cells in the master cell bank. We estimate that our master cell bank will continue to provide sufficient cells to meet our projected demand for at least the next five years. However, to the extent the demand for Dermagraft is greater than we expect, including as a result of our receiving approval to market it for the VLU indication or commercializing TransCyte, or if we should experience any manufacturing or other issues with the cell bank, such time period may be shorter. We may experience other unanticipated problems with the master cell bank, which could also cause us to reduce or cease operations.

The process of identifying new donor tissue, testing and verifying its validity in order to create a new master cell bank and validating such cell bank with the FDA is time consuming, costly and prone to the many risks involved with creating living cell products. Specifically, we may be required to submit a supplement to our existing premarket approval, or PMA, for Dermagraft to the FDA for review and approval for any new cell bank we develop before we may utilize the new cell bank in our commercial manufacturing process. Although we believe we have the necessary know-how and processes to enable us to create a new master cell bank within the timeframe necessary to meet projected demand and we have begun doing so, we cannot be certain that we will be able to successfully do so, and any failure or delays in creating a new master cell bank will have a material adverse impact on our business, results of operations, financial condition and growth prospects and could result in our inability to continue operations.

We may not receive favorable results from our pivotal clinical trial for the use of Dermagraft in the treatment of VLUs.

Part of our strategy involves the expansion of the use of Dermagraft into new indications, including the treatment of VLUs. In May 2009, we initiated a pivotal clinical trial designed to assess Dermagraft’s safety and efficacy in the promotion of healing VLUs, and we completed enrollment for this trial in November 2010. If the trial is successful, we plan on submitting a supplement for the VLU indication to our existing PMA for Dermagraft in the first quarter of 2012.

We also anticipate using the data generated in this VLU clinical trial to seek authorization for the use of Dermagraft for the VLU indication in the European Union. In addition to the current 500-patient clinical trial, to meet the European Medicines Agency, or EMA, requirements for longer term follow-up, we are conducting a follow-on study in which approximately 200 patients from the current VLU clinical trial will be monitored and some of which will continue treatment for up to an additional year. During this additional year, it will be determined whether there are any safety or efficacy issues in patients whose VLUs were previously healed and whether patients who were not previously healed with conventional therapy alone are healed following an additional year of treatment. We have not commenced clinical trials for any additional indications other than for VLUs.

The clinical and commercial success of Dermagraft in treating VLUs will depend on a number of factors, including the following:

•	our ability to demonstrate to the satisfaction of the FDA, EMA or equivalent foreign regulatory agencies, Dermagraft’s efficacy in healing VLUs;

•	the prevalence and severity of adverse side effects; and

•	timely receipt of necessary marketing approvals from the FDA, EMA and similar foreign regulatory authorities.

We are aware that at least five times previously other companies have failed to achieve the clinical trial results necessary to gain FDA approval for a VLU indication, including a pivotal clinical trial conducted by Smith & Nephew plc, our predecessor in ownership of the Dermagraft assets, which led to the FDA’s denying approval of the indication in 2005. While we believe we have designed our trial differently than the trial conducted by Smith & Nephew, most importantly in terms of enrollment criteria, we cannot be certain that the FDA will accept our data or that we will not experience a similar failure.

Our enrollment criteria differ from that used in past clinical trials, including the trial conducted by Smith & Nephew, in that our criteria excludes individuals with ulcers older than two years and ulcers larger than 15 cm2, as well as other exclusion criteria. Individuals with older, larger ulcers are unlikely to obtain results because of the duration and size of their wound and are not indicative of the majority of our addressable patient population. Notwithstanding our more favorable enrollment criteria, the data we derive from our VLU clinical trial may be insufficient to support regulatory approval of Dermagraft for the treatment of VLUs. We cannot be certain that the FDA or EMA will accept the data collected from our clinical trial or related follow-on study or view our data derived from the clinical trial or related follow-on study as favorably as we do. If the FDA or EMA determines that our pivotal clinical trial results or results from the related follow-on study are not statistically significant and do not demonstrate a clinically meaningful benefit and an acceptable safety profile, or if the FDA or EMA requires us to revise our clinical trial design or conduct additional clinical trials of Dermagraft in order to gain approval for the treatment of VLUs, we would incur significant additional development costs, commercialization of Dermagraft for the treatment of VLUs would be prevented or delayed and our business may be adversely affected.

Many of the above factors are beyond our control. Accordingly, we cannot be certain that we will ever be able to generate revenue through the sale of Dermagraft for the treatment of VLUs. If we are not successful in receiving marketing approval for and commercializing Dermagraft for the treatment of VLUs, or are significantly delayed in doing so, our business and our growth prospects may be adversely affected.

If we are unable to successfully complete the non-clinical studies or clinical trials necessary to support our PMA applications or PMA supplements, our ability to obtain new approvals will be limited.

Before submitting a PMA application or PMA supplement, including for Dermagraft for the treatment of VLUs, we must successfully complete non-clinical studies and clinical trials to demonstrate that the product is safe and effective for each intended use. Product development, including non-clinical studies and clinical trials, is a long, expensive and uncertain process and is subject to delays and failure at any stage. Furthermore, the data obtained from any trial may be inadequate to support approval of a PMA application or PMA supplement. The commencement or completion of any of our clinical trials may be delayed or halted, or the data we obtain may be inadequate to support approval of a PMA application or PMA supplement, for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy;

•	patients do not enroll in clinical trials at the rate we expect;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate we expect;

•	patients experience adverse side effects;

•	patient death occurs during a clinical trial, even if the death may not be related to our product candidates;

•	institutional review boards and third-party clinical investigators delay or reject our trial protocol;

•

third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol and regulatory requirements, including good clinical practice;

•	contract research organizations, or CROs, involved in the management or monitoring of a clinical trial do not perform as expected;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•

regulatory inspections of our clinical trials or of manufacturing facilities that result, among other things, in our being required to undertake corrective action or suspend or terminate our clinical trials;

•	changes in governmental regulations or administrative actions; or

•	the interim or final results of a clinical trial are inconclusive or unfavorable as to safety or efficacy.

The results of non-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, the FDA may disagree with our interpretation of the data from our non-clinical studies and clinical trials and may require us to pursue additional non-clinical studies or clinical trials, or not approve our PMA application or PMA supplement, which could further delay the approval of our products. If we are unable to demonstrate the safety and efficacy of our products through our clinical trials, we will be unable to obtain regulatory approval to market our products.

Even if Dermagraft receives regulatory approvals for the treatment of VLUs, we may not be able to successfully launch and market the product for this indication.

We may not market Dermagraft for the treatment of VLUs until we have received the requisite regulatory approvals for this indication. The commercial success of Dermagraft for the treatment of VLUs, if approved by applicable regulatory authorities, will depend on a number of factors, including the following:

•	the availability, relative cost and relative efficacy of alternative and competing treatments;

•	acceptance by physicians and patients of the product as a safe and effective treatment; and

•	our ability to obtain sufficient third-party payor coverage or reimbursement for Dermagraft for the treatment of VLUs.

Regulatory authorities may approve Dermagraft for a more narrow indication with respect to the treatment of VLUs or restrict the claims we may make regarding Dermagraft for treating VLUs. Even if we receive regulatory approval to market Dermagraft to treat VLUs, any problems associated with the successful marketing of Dermagraft for this indication could harm our sales of Dermagraft for the treatment of DFUs. If we are not successful in launching and marketing Dermagraft for the treatment of VLUs, or are significantly delayed in doing so, our future prospects may be diminished.

Our patents and other intellectual property rights may not adequately protect our products.

Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technology and manufacturing processes. We rely on manufacturing and other know-how, patents, trade secrets, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These legal means, however, afford only limited protection and may not adequately protect our rights. The patents we own may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage, and competitors may be able to design around our patents or develop products that provide outcomes that are similar to ours.

We rely primarily on trade secrets, know-how and other unpatented technology, which are difficult to protect. Although we seek such protection in part by entering into confidentiality agreements with our vendors, employees, consultants and others who may have access to proprietary information, we cannot be certain that these agreements will not be breached, adequate remedies for any breach would be available or our trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or be independently developed by our competitors. If we are unsuccessful in protecting our intellectual property rights, sales of our products may suffer and our ability to generate revenue could be severely impacted.

In addition to trade secrets, know-how and other unpatented technology, we also rely on patents to protect our products. We acquired most of our key patents related to Dermagraft from Smith & Nephew, which acquired those patents from Advanced Tissue Sciences, Inc. Thus, most of our patents were not written by us or counsel engaged by us, and we did not have control over the drafting and prosecution of these patents. Therefore, we cannot be certain that our key patents were properly prosecuted in their respective jurisdictions or that the patents provide proper protection, or any protection, for our products and processes.

Prior to our acquisition of the Dermagraft patents from Smith & Nephew, they licensed these patents to four third parties for use in indications other than the treatment of DFUs. In addition, our existing license agreement with Smith & Nephew permits Smith & Nephew to exclusively sub-license the patents to third parties for product categories related to orthobiologic indications. One or more of these third-party licensees may assert one or more of the patents against competitors of their products or competitors may assert their intellectual property rights against these third parties or Smith & Nephew. Any such litigation would be outside of our control and could result in a court decision that limits the claim scope of one or more of the patents we acquired from Smith & Nephew or a decision that invalidates claims in one or more of the patents. Any such decision could adversely impact our ability to protect our products and may enable competitors to design around any remaining patents.

Three of the ten patents that we acquired from Smith & Nephew have expired. The remaining patents that we acquired from Smith & Nephew are expected to expire on various dates between 2012 and 2018. In addition to the Smith & Nephew patents, we have developed five key patents, three of which will expire in 2014 and two of which will expire in 2018. In addition, a third party may bring a proceeding before the United States Patent and Trademark Office, or USPTO, or equivalent foreign agency attempting to significantly narrow the claims in our issued patents. We could incur substantial costs in proceedings before the USPTO or equivalent foreign agency and the proceedings can be time-consuming, which may cause significant diversion of effort by our technical and management personnel. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, the laws of some of the countries in which our products are or may be sold may not protect our intellectual property to the same extent as U.S. laws or at all. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

Legal proceedings to assert our intellectual property rights could require us to spend money and could impair our operations.

In the event that a competitor infringes upon our patent or other intellectual property rights, enforcing these rights may be costly, difficult and time-consuming and the competitor may challenge and invalidate our patents. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time-consuming and could divert our management’s attention from our primary business. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents or other intellectual property rights against a challenge. Although Smith & Nephew is required to cooperate in any action brought by us against a third-party infringer, their failure to do so could adversely impact our ability to enforce the out-licensed patents. If we are unsuccessful in enforcing and protecting our intellectual property rights and protecting our products, it could harm our business, results of operations and financial condition.

We may be unable to compete successfully against our existing or potential competitors.

The medical device and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Competition in the regenerative medicine industry is particularly intense, due largely to the fact that regenerative medicine products currently compete with both traditional and advanced products, as well as bio-engineered products. Our success depends, in part, on our ability to maintain a competitive position in the development of technologies and products for use by our customers. Our direct competitors with regenerative medicine products are Organogenesis, Inc., which markets Apligraf, and Systagenix Wound Care Limited, which markets Regranex. Additionally, there are alternative DFU treatments, including advanced mechanical treatments marketed by Kinetic Concepts, Inc. and Smith & Nephew, and traditional 510(k)-cleared wound dressings marketed by, among others, ConvaTec Inc., Johnson & Johnson, Healthpoint, Ltd., Systagenix Wound Care Limited, Smith & Nephew, Mölnlycke Health Care and The Coloplast Group.

Many of the companies developing or marketing competing or alternative products have competitive advantages when compared to us, including:

•	greater financial and human resources for product development, including clinical trials and sales and marketing;

•	greater name recognition;

•	broader and more established relationships with physicians, hospitals and third-party payors;

•	broader product lines and the ability to offer rebates or bundle products to offer greater discounts or incentives;

•	broader and more established sales and marketing and distribution networks; and

•	more experience in conducting research and development, manufacturing, preparing regulatory submissions and obtaining regulatory clearance or approval for products.

In addition to already marketed products, we also face competition from product candidates that are or could be under development and that target the same indications as our products. Such product candidates may be developed by the above-mentioned entities and others, including pharmaceutical companies, biotechnology companies, academic institutions, government agencies and private and public research institutions. We also compete against smaller, entrepreneurial companies with niche product lines. Our competitors may develop and patent processes or products earlier than we can, obtain regulatory clearance or approvals for competing products more rapidly than we can and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. We also compete with other organizations in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business. If our competitors are more successful than us in these matters, we may be unable to compete successfully against our existing or future competitors.

We rely on third parties to perform many necessary services for the commercialization of Dermagraft, including services related to the distribution, storage and transportation of our products.

We rely upon third parties for certain distribution services. In accordance with product specifications, these third parties ship our product in specially validated shipping containers at frozen temperatures. If any of the third parties that we rely upon in our distribution process fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical damage or natural disaster at their facilities, our ability to deliver product to meet commercial demand may be significantly impaired.

We rely on third parties to conduct our clinical trials and to assist us with non-clinical development and they may not perform as contractually required or expected.

We rely on third parties, such as CROs, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials and non-clinical studies. A number of such third parties are involved in our VLU clinical trial. We and our CROs are required to comply with all applicable regulations governing clinical research, including good clinical practice, or GCP. The FDA enforces these regulations through periodic inspections of trial sponsors, principal investigators, CROs and trial sites. If we or our CROs fail to comply with applicable FDA regulations, the data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, the FDA and similar foreign regulatory authorities will determine that any of our clinical trials comply or complied with clinical trial regulations, including GCP. In addition, our clinical trials must be conducted with product produced under applicable current good manufacturing practice regulations, and the FDA may also require a large number of test subjects. Our failure to comply with the clinical trial regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our non-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, results of operations, financial condition and growth prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

We may be unsuccessful in commercializing our products outside the United States.

To date, we have focused our commercialization efforts in the United States. We are seeking to expand our sales beyond the United States and will need to comply with applicable foreign regulatory requirements, including obtaining the requisite approvals, to do so. Additionally, we would either need to enter into distribution agreements with third parties or develop a direct sales force in these foreign markets. If we do not obtain adequate levels of reimbursement from third-party payors outside of the United States, we may be unable to develop and grow Dermagraft sales internationally. Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for medical devices and procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. If we are unable to successfully commercialize our products internationally, our growth prospects may be materially harmed.

We may be unable to commercialize TransCyte in a cost-effective manner.

Currently, we have one other product, TransCyte, which has received a PMA from the FDA and is indicated for the treatment of mid-dermal to indeterminate depth, partial-thickness, thermal burn wounds, and is also indicated as a temporary covering for surgically excised full-thickness, third degree and deep partial-thickness, second degree, burns in patients who require such a covering prior to autograft placement, which we collectively refer to as severe burns. To date, we have focused our resources on the commercialization of Dermagraft for the treatment of DFUs and do not currently manufacture or market TransCyte in any territory. We are evaluating opportunities to commercialize TransCyte through arrangements with state, federal or international government agencies. However, in order to manufacture large quantities of TransCyte annually, we will need to obtain additional manufacturing space in a new facility. If we are not able to obtain a new facility, manufacturing TransCyte would reduce our current manufacturing capacity for Dermagraft. Additionally, U.S. federal and state, as well as many international government agencies, may not have the budgetary resources to enter into a long-term arrangement sufficient to justify our expenditure to commercialize TransCyte. We may also be unable to negotiate and agree upon a long-term agreement on terms that are acceptable to both sides. In addition, TransCyte would be manufactured using cells derived from our existing master cell bank, which would shorten the cell bank’s useful life. As such, we may not commercialize TransCyte in the near-term or at all, and therefore may never derive revenue from its sale.

We may not be successful in acquiring new products and technologies.

As part of our growth strategy, we may, among other things, selectively in-license or acquire complementary products and technologies. The success of this strategy depends partly upon our ability to identify and select promising products, negotiate licensing or acquisition agreements with their current owners and finance these arrangements. The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing, sales and other resources, may compete with us for the license or acquisition of product candidates and approved products. We may not be able to acquire the rights to additional products or product candidates, on terms that we find acceptable, or at all.

Our efforts to acquire and integrate other companies or product lines could adversely affect our operations and financial results.

We may pursue acquisitions of other companies or product lines. A successful acquisition depends on our ability to identify, negotiate, complete and integrate such acquisition and to obtain any necessary financing. With respect to future acquisitions, we may experience:

•	difficulties in integrating any acquired companies, personnel and products into our existing business;

•	exposure to unknown liabilities;

•	delays in realizing the benefits of the acquired company or products;

•	diversion of our management’s time and attention as well as our capital resources from other business concerns;

•	challenges due to limited or no direct prior experience in new markets or countries we may enter;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership;

•	higher costs of integration than we anticipated; or

•	difficulties in retaining key employees of the acquired business.

In addition, any future acquisitions could materially impair our operating results by causing us to make significant expenditures or incur debt in an effort to fund such acquisitions.

If we cannot retain our key personnel, we will not be able to manage and operate successfully, and we may not be able to meet our strategic objectives.

Our success depends, in part, upon key managerial, manufacturing, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, governmental entities and other organizations, some of which have greater financial resources than we do to recruit and retain personnel. We cannot be certain that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. We do not have “key man” insurance policies on the lives of any of our employees that would compensate us for the loss of their services. Loss of key personnel or the inability to hire or retain qualified personnel in the future could have a material adverse effect on our ability to operate successfully. Further, any inability on our part to enforce non-compete arrangements related to key personnel who have left our company or may leave our company in the future could have a material adverse effect on our business.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, results of operations and financial condition.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for some of our customers. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and could adversely impact our business, results of operations and financial condition.

Discovery of previously unknown problems with a product, manufacturer or facility, could result in product liability exposure and significantly reduce our resources.

The commercial and clinical use of Dermagraft exposes us to the risk of product liability claims. This risk exists even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA, such as the case with Dermagraft for the treatment of DFUs, or an applicable foreign regulatory authority. Any side effects, manufacturing defects, misuse or abuse associated with Dermagraft could result in injury to a patient. In addition, a liability claim may be brought against us even if our product merely appears to have caused an injury. Product liability claims may be brought against us by consumers, healthcare providers, medical device companies or others selling or otherwise coming into contact with our product, among others. If we cannot successfully defend ourselves against product liability claims we will incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	the inability to commercialize our products;

•	decreased demand for our products;

•	impairment of our business reputation;

•	product recall or withdrawal from the market;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants; or

•	loss of revenue.

We carry product liability insurance coverage for commercial product sales and clinical trials that we believe is consistent with industry norms. Our insurance coverage may not be sufficient to cover all of our product liability related expenses or losses and may not cover us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability. If we determine that it is prudent to increase our product liability coverage, we may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on device or drug products that had unanticipated side effects, including side effects that are less severe than those of our products. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and have a material adverse affect our business, results of operations, financial condition and growth prospects.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and any future suppliers, contractors and consultants may be vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our commercialization activities and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to supply components for and manufacture our products, warehouse and distribute such products and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business, results of operations and financial condition. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our products and product candidates could be delayed.

Our outstanding debt agreement contains restrictive covenants that may limit our operating flexibility.

Our amended and restated loan and security agreement, or loan agreement, is collateralized by all of our presently existing and subsequently acquired personal property assets, and subjects us to certain affirmative and negative covenants, including limitations on our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. We are also subject to certain covenants that require us to maintain certain financial ratios and are required under certain conditions to make mandatory prepayments of outstanding principal. As a result of these covenants and ratios, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in favorable business activities or financing future operations or capital needs until our current debt obligations are paid in full or we obtain the consent of our lender, which we may not be able to obtain. We cannot be certain that we will be able to generate sufficient cash flow or revenue to meet the financial covenants or pay the principal and interest on our debt. In addition, if we default under the loan agreement because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable, which would adversely impact our liquidity and reduce the availability of our cash flows to fund working capital needs, capital expenditures and other general corporate purposes. Additionally, our lender could exercise its lien on substantially all of our assets and we cannot be certain that future working capital, borrowings or equity financing will be available to repay or refinance any such debt.

Our results of operations and liquidity needs could be materially and adversely affected by market fluctuations and economic downturn.

Our results of operations and liquidity could be materially and adversely affected by economic conditions generally, both in the United States and elsewhere around the world. Domestic and international equity and debt markets have experienced and may continue to experience heightened volatility and turmoil based on domestic and international economic conditions and concerns. Although some of these economic conditions and concerns have been alleviated, in the event they continue or come to fruition again and the markets continue to remain volatile, our results of operations and liquidity could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions, all of which may not be federally insured. If economic instability were to occur, we cannot be certain that we will not experience losses on these investments.

We may need substantial additional funding beyond the proceeds of this offering and may be unable to raise capital when needed, which would force us to delay, reduce, eliminate or abandon our commercialization efforts or product development programs.

We cannot be certain that our anticipated cash flow from operations will be sufficient to meet all of our cash requirements. We intend to continue to make investments to support our business growth and may require additional funds to:

•	expand the commercialization of our products;

•	fund our operations and clinical trials;

•	expand our manufacturing capabilities;

•	continue our research and development;

•	defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

•	commercialize our new products, if any such products receive regulatory clearance or approval for commercial sale; and

•	acquire companies and in-license products or intellectual property.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalent balances and cash receipts generated from sales of our products, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need additional funding sooner than expected and our business and future funding requirements can change unpredictably due to a variety of factors which could affect our funding needs or cash flows from operations, including:

•	market acceptance of our products;

•	the scope, rate of progress and cost of our clinical trials;

•	the cost of expanding our manufacturing capabilities;

•	the cost of our research and development activities, including identifying, testing and verifying a new master cell bank;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the cost and timing of additional regulatory clearances or approvals, including approval of Dermagraft for the treatment of VLUs;

•	the cost of ongoing regulatory compliance, including product recalls and withdrawals;

•	the cost and timing of expanding our sales, marketing and distribution capabilities;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We may be unable to raise additional funds in a timely manner or on terms that are acceptable to us. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations.

Risks Related to Regulatory Environment

The sale of our products is subject to regulatory approvals and our business is subject to extensive regulatory requirements. If we fail to maintain regulatory approvals, or are unable to obtain, or experience significant delays in obtaining, FDA approvals or clearances for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

Our medical device products and operations are subject to extensive regulation by the FDA and various other federal and state governmental authorities. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

•	design, development and manufacturing;

•	testing, labeling, including directions for use, processes, controls, quality assurance, packaging, storage, distribution, installation and servicing;

•	non-clinical and clinical trials;

•	establishment registration and listing, including tissue bank licensing;

•	product safety and effectiveness;

•	marketing, sales and distribution;

•	premarket approval and clearance;

•	recordkeeping procedures;

•	advertising and promotion;

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field corrections and product recalls and removal; post-market surveillance, including reporting of deaths or serious injuries, and malfunctions that, if they were to recur, would be likely to cause or contribute a death or serious injury; and

•	product import and export.

Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either a premarket clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FFDCA, or a PMA from the FDA, unless an exemption applies. Our products generally require a PMA for marketing. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device for its intended use or uses based, in part, on extensive data including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. The PMA process can be expensive and lengthy. The PMA pathway is much more costly and uncertain than the 510(k) premarket clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA until an approval is obtained. The process of obtaining regulatory approvals to market a medical device can thus be costly and time-consuming, and we may not be able to obtain these approvals or on a timely basis, if at all.

In addition, from time to time, legislation is drafted and introduced in the United States that could significantly change the statutory provisions governing any regulatory approval or clearance that we receive from the United States. FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, in January 2011, the FDA announced 25 specific action items it intends to take with respect to the 510(k) process. Some of these actions may result in additional or new regulatory requirements. Although these modifications are directed at the 510(k) clearance process instead of the PMA process to which our current products are primarily subject, we anticipate that at least some of the FDA’s revisions or clarifications of its policies and guidances may also affect its PMA review process. It is uncertain, if, and to what extent, any of these plans or actions would have on the regulation of our products or our ability to obtain and maintain regulatory approvals or clearances. In addition, while Dermagraft was approved by the FDA as a medical device pursuant to a PMA for the DFU indication and the FDA is reviewing our VLU clinical trial under an Investigational Device Exemption application, it is possible that further developments in the FDA’s approval or policies regarding tissue-engineered products may result in the agency determining to review the VLU indication or other potential indications as a biological product. Such a determination would require us to submit a Biologics License Application rather than a PMA supplement, and may subject us to additional data requirements and conditions of approval.

The FDA can delay, limit or deny approval of a device for many reasons, including but not limited to:

•	our inability to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended use or uses;

•	insufficient data from our non-clinical studies and clinical trials to support approval, where required;

•	the failure of our manufacturing process or facilities we use to meet applicable regulatory requirements; and

•	changes in FDA approval policies or the adoption of new regulations that may require additional data or conditions of approval.

Any delay in, or failure to receive or maintain, approval or clearance for Dermagraft for the treatment of VLUs could prevent us from generating revenue from this new indication. Even after our products receive initial regulatory approval or clearance for specific therapeutic applications, we will still be subject to post-market regulatory requirements, which include medical device ongoing reporting obligations and compliance with quality system regulations related to the design and manufacturing of our device, which will be subject to continuing regulatory review, including FDA inspections. This ongoing review may result in the withdrawal of our product from the market, the interruption of our manufacturing operations and the imposition of labeling or marketing limitations related to specific applications of our product.

Healthcare policy changes, including the recently enacted legislation to reform the U.S. healthcare system, may have a material adverse effect on us.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, which substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services, and significantly impacts the biotechnology and medical device industries. The PPACA includes, among other things, the following measures:

•	a 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, beginning in 2013;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities and conduct comparative clinical effectiveness research;

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new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and teaching hospitals, as well as reporting of certain physician ownership interests, with the first of such reports due March 31, 2013 for calendar year 2012;

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payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013;

•	an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate; and

•	a new abbreviated pathway for the licensure of biological products that are demonstrated to be biosimilar or interchangeable with a licensed biological product.

These provisions could meaningfully change the way healthcare is delivered and financed, and could have a material adverse impact on numerous aspects of our business.

In the future there may continue to be additional proposals relating to the reform of the U.S. healthcare system. Certain of these proposals could limit the prices we are able to charge for our products, or the amounts of reimbursement available for our products, and could limit the acceptance and availability of our products. The adoption of some or all of these proposals could have a material adverse effect on our business, results of operations and financial condition.

Additionally, initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in markets where we do business. We could experience an adverse impact on our operating results due to increased pricing pressure in the United States and in other markets. Governments, hospitals and other third-party payors could reduce the amount of approved reimbursement for our products or deny coverage altogether. Reductions in reimbursement levels or coverage or other cost-containment measures could unfavorably affect our future operating results.

The use, misuse or off-label use of our products may harm our reputation or the image of our products in the marketplace, or result in injuries that lead to product liability suits, which could be costly to our business or result in FDA sanctions if we are deemed to have engaged in off-label promotion.

Dermagraft has been approved by the FDA for the treatment of DFUs under specific circumstances. Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition on the promotion of a medical device for an indication that has not been approved or cleared by the FDA, or an off-label use. The FDA does not restrict or regulate a physician’s use of a medical device within the practice of medicine, and we cannot prevent a physician from using our product for an off-label use. However, the FFDCA and the FDA’s regulations provide restrictions on the kind of communications that may be made about our products and if the FDA determines that our promotional or training materials constitute the unlawful promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, civil money penalties, criminal fines and penalties, and exclusion from participation in federal health programs. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an uncleared or unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and the use of our products in the marketplace could be impaired.

In addition, there may be increased risk of injury if physicians or others attempt to use our product off-label. Furthermore, the use of our product for indications other than those for which our product has been approved or cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients. Physicians may also misuse our product or use improper techniques if they are not adequately trained in the particular use, potentially leading to injury and an increased risk of product liability. Product liability claims are expensive to defend and could divert our management’s attention from our primary business and result in substantial damage awards against us. Any of these events could harm our business, results of operations and financial condition.

If our marketed medical devices are defective or otherwise pose safety risks, the FDA could require their recall, or we may initiate a voluntary recall of our products.

The FDA may require the recall of a marketed device in the event that it determines that due to material deficiencies or defects that the use of the product poses an unacceptable risk to health. In addition, manufacturers may, on their own initiative, recall a product to remove or correct a deficiency or to remedy a violation of the FFDCA that may pose a risk to health. A government-mandated or a voluntary recall could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls, corrections or removals of any of our products would divert managerial and financial resources and have an adverse effect on our business, results of operations and financial condition. A recall could harm our reputation with customers and negatively affect our sales. We may initiate removals involving some of our products in the future that we determine do not require notification of the FDA. If the FDA were to disagree with our determinations, it could request that we report those actions as recalls, and take regulatory or enforcement action relating to the product.

If our products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, we are required to report to the FDA any incident in which a device we market may have caused or contributed to a death or serious injury, or in which our product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to death or serious injury. If we fail to report these events to the FDA within the required timeframes, or at all, the FDA could take regulatory or enforcement action against us. Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation, business, results of operations and financial condition.

Our manufacturing operations require us to comply with the FDA’s and other governmental authorities’ laws and regulations regarding the manufacture and production of medical devices, which is costly and could subject us to enforcement action.

We are required to comply with the FDA’s Quality System Regulation, which covers the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation and servicing of our products. The FDA enforces the Quality System Regulation through periodic announced and unannounced inspections of manufacturing facilities. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory authorities, or the failure to timely and adequately respond to any adverse inspectional observations, warning letter or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, injunctions, civil penalties and criminal fines;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for PMA approval or 510(k) clearance of new products, modified products or for new indications;

•	withdrawing PMAs that have already been granted;

•	refusal to grant export certificates for our products; or

•	criminal prosecution.

Any of these actions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have an adverse impact on our future sales and our ability to generate profits. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

We are subject to substantial post-market government regulation that could have a material adverse effect on our business.

The production and marketing of our products are subject to extensive regulation and review by the FDA and numerous other governmental authorities both in the United States and abroad. The FDA and other governmental authorities have broad enforcement powers. The failure by us or one of our suppliers to comply with applicable regulatory requirements could result in, among other things, the FDA or other governmental authorities:

•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	delaying pending requests for approval or clearance of our products or of new uses or modifications to our existing products;

•	ordering a recall of our products;

•	withdrawing, suspending, delaying or denying approvals or clearances for our products;

•	issuing warning letters or untitled letters;

•	imposing operating restrictions, including a partial or total shutdown of production on a product, manufacturer or manufacturing process;

•	refusing to permit to import or export of our products;

•	detaining or seizing our products;

•	obtaining injunctions preventing us from manufacturing or distributing our products; and

•	commencing criminal prosecutions.

Failure to comply with applicable regulatory requirements could also result in civil actions against us and other unanticipated expenditures. If any of these actions were to occur it would harm our reputation and cause our product sales to suffer and may prevent us from generating revenue.

We may be subject to or otherwise affected by federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws.

Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payors for our products, we are subject to healthcare fraud and abuse regulation and enforcement by federal and state governments, which could significantly impact our business. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

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the federal Anti-Kickback Law, which constrains our marketing practices and those of our independent sales agencies, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration, intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs;

•

federal false claims laws which prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

•	federal “sunshine” requirements imposed by PPACA on device manufacturers regarding any “transfer of value” made or distributed to physicians and teaching hospitals; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Some states, such as California, Massachusetts and Vermont, mandate implementation of corporate compliance programs to ensure compliance with these laws, and impose additional restrictions on our financial relationships with physicians and other healthcare providers.

Another development affecting fraud and abuse risks is the increased use of the whistleblower or qui tam provisions of the False Claims Act. The False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

If our past or present operations are found to be in violation of any of such laws or any other governmental regulations that may apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from federal healthcare programs and the curtailment or restructuring of our operations. Similarly, if the healthcare providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have an adverse impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. In addition, recent healthcare reform legislation has strengthened these laws. For example, the recently enacted PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, we expect there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our operations and business. The extent to which future legislation or regulations, if any, relating to healthcare fraud abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on our business remains uncertain.

Failure to obtain and maintain regulatory authorization in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our products internationally. In particular, if our VLU clinical trial and related follow-on study are successful, we may submit a marketing authorization through the centralized procedure for Dermagraft for the treatment of VLUs in the European Union. If we are successful in obtaining marketing authorization for the Dermagraft VLU indication in the European Union, we may seek to obtain supplemental authorization to treat DFUs in Europe by leveraging the VLU authorization and new clinical safety data from the VLU clinical trial. In addition to the European opportunity, we are currently exploring strategies for expansion into Asia, Canada and India. We have obtained approval for Dermagraft for the treatment of DFUs in South Africa, Israel and Singapore, and are exploring commercialization opportunities in these countries.

Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval or clearance. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval in addition to other risks. For example, our products in the Member States of the European Economic Area, or EEA, are classified as cellular therapeutic products, which together with gene therapies and somatic cell therapies, are Advanced Therapy Medicinal Products, or ATMPs, falling under the scope of Regulation (EC) No 1394/2007 on Advanced Therapy Medicinal Products, or the Advanced Therapies Regulation. The Advanced Therapies Regulation became applicable across the European Union on December 30, 2008, and provides that tissue engineered products must be authorized by the EMA through the centralized procedure, before they can be marketed in the EEA. Under the Advanced Therapies Regulation, ATMPs that incorporate as an integral part of the product one or more medical devices and where the cellular or tissue part of the product contains viable cells or tissues, or non-viable cells or tissues whose action upon the human body can be considered as primary to that of the medical device, are classified as Combined ATMPs. To ensure an appropriate level of quality and safety, the medical device part of a combined ATMP must meet the essential requirements laid down in the E.U. Medical Devices Directive (Directive No 93/42/EEC) and the MAA shall include evidence of conformity with the essential requirements. To enable the EMA to verify compliance with the essential requirements, the MAA for the Combined ATMP must include, where available, the results of the assessment of the medical device by an EEA Notified Body. If the results of a Notified Body assessment are not available at the time of the submission of the MAA, the EMA will seek an opinion on the conformity of the device part with the essential requirements of the E.U. Medical Device Directives from a suitable designated Notified Body that is identified in conjunction with the application. The procedure for the approval of ATMPs and Combined ATMPs only became effective in December 2008, and the European Commission and the EMA, are still in the process of adopting guidelines to assist companies navigate through the process.

We may not obtain foreign regulatory approvals or certifications on a timely basis, if at all. Approval or clearance by the FDA does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may be required to perform additional non-clinical or clinical studies even if there is FDA approval or clearance. If we fail to receive necessary approvals to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations and financial condition could be adversely affected.

Failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, could subject us to, among other things, penalties and legal expenses that could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

We are also subject to anti-fraud and anti-bribery laws, such as the FCPA and similar laws in other countries, any violation of which could create a substantial liability for us and also cause a loss of reputation or business opportunity in the market. The FCPA prohibits U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. Companies must also maintain records that fairly and accurately reflect transactions and maintain internal accounting controls. In many countries, hospitals and clinics are government-owned and healthcare professionals employed by such hospitals and clinics may meet the definition of a foreign official for purposes of the FCPA. The SEC is currently in the midst of conducting an informal investigation of numerous medical device companies over potential violations of the FCPA. Although we do not believe we are currently a target, any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities also could have an adverse impact on our business, financial condition and results of operations. If we are found to have violated the FCPA or other similar laws, we may face sanctions including fines, criminal penalties, disgorgement of profits and suspension or debarment of our ability to contract with government agencies or receive export licenses. Certain foreign companies, including some of our competitors, are not subject to prohibitions as strict as those under the FCPA or, even if subjected to strict prohibitions, such prohibitions may be laxly enforced in practice. If our competitors engage in corruption, extortion, bribery, pay-offs, theft or other fraudulent practices, they may receive preferential treatment from personnel of some companies or from government officials, which would put us at a disadvantage.

Risks Relating to Owning Our Common Stock and this Offering

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares was determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and other risks beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and results of operations;

•	overall conditions in our industry and market;

•	the status of our efforts to increase manufacturing capacity;

•	the status of the useful life our existing master cell bank and the status of our efforts to identify, validate and receive approval of a new master cell bank;

•	changes in reimbursement or regulations applicable to our products;

•	the results of our VLU clinical trial;

•	federal, state or international regulatory actions;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	competition from existing products or new products that may emerge;

•	deviations from securities analysts’ estimates;

•	issuance of new or updated research or reports by securities analysts;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	announcement or expectation of additional financing efforts;

•	changes in accounting principles;

•	future sales of our common stock by our executive officers, directors and other stockholders; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may adversely impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We may become involved in securities class action litigation that could divert management’s attention from our business and adversely affect our business and could subject us to significant liabilities.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of medical device and pharmaceutical companies. These broad market fluctuations as well a broad range of other factors, including the realization of any of the risks described in this “Risk Factors” section, may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and medical device companies generally experience significant stock price volatility. We may become involved in this type of litigation in the future. Litigation is often expensive and could divert management’s attention and resources from our primary business, which could adversely affect our business. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of the future prices of our common stock.

If you purchase shares of our common stock sold in this offering, you will experience immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Investors purchasing shares of common stock in this offering will pay a price that substantially exceeds the value of our tangible assets after subtracting liabilities. As a result, these investors will:

•	incur immediate dilution of $ per share, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•

contribute     % of the total amount invested to date to fund our company based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and will own approximately     % of the shares of common stock outstanding after the offering.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors. In addition, if we raise additional funds by issuing equity securities, our stockholders may experience further dilution.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Currently, we do not have any analyst coverage and we may not obtain analyst coverage in the future. In the event we obtain analyst coverage, we will not have any control over such analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our common stock in the public market could cause our share price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the number of shares of common stock outstanding as of January 1, 2011, upon the closing of this offering, we will have          shares of common stock outstanding, assuming no exercise of our outstanding options or warrants. All of the common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining          shares of common stock outstanding after this offering, based on shares outstanding as of January 1, 2011, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions. The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. See “Shares Eligible for Future Sale” below.

In addition, the holders of 10,066,338 shares of common stock and holders of warrants to purchase an aggregate of 1,725,497 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement between such holders and us. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” below. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance and vesting, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and the option agreements entered into with option holders. In addition, our directors may, and we expect that our executive officers will, establish programmed selling plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for the purpose of effecting sales of our common stock. Any sales of securities by these stockholders, or the perception that those sales may occur, including the entry into such programmed selling plans, could have a material adverse effect on the trading price of our common stock.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including the development of a second manufacturing facility and the funding of ongoing sales and marketing and research and development activities, and to potentially repay the outstanding balance on our existing term loan as outlined in “Use of Proceeds” elsewhere in this prospectus. Additionally we may also use a portion of the net proceeds to acquire complementary products, services, technologies or businesses, although we have no current understandings, agreements or commitments to do so.

Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Our quarterly operating results may fluctuate significantly.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period. Our operating results will be affected by numerous factors, including:

•	fluctuations in the quarterly revenue of Dermagraft;

•

variations in the level of expenses related to conducting trials assessing Dermagraft’s safety and efficacy in the promotion of healing VLUs, and research and development expenses for any other products we may develop;

•	manufacturing interruptions and expenses necessary to increase manufacturing capacity;

•	expenses related to validating and seeking approval for a new master cell bank; and

•	changes in sales and marketing expenditures.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

Concentration of ownership by our principal stockholders may result in control by such stockholders of the composition of our board of directors.

Upon completion of this offering, our existing significant stockholders, executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding shares of common stock, and if the underwriters’ option to purchase additional shares is exercised in full, such persons and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding shares of common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions such as mergers, consolidations or the sale of all or substantially all of our assets. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Some of these provisions:

•

authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock and up to approximately          shares of authorized but unissued shares of common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman, the Chief Executive Officer or the President;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide that our directors may be removed only for cause; and

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We have never paid dividends on our capital stock, and we do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, our ability to pay cash dividends is currently prohibited by the terms of our loan agreement. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to meet compliance obligations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market that impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. For example, we expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. We currently do not have an internal audit function, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In addition, on July 21, 2010, the Dodd-Frank Wall Street Reform and Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access, and the SEC has since issued final rules implementing “say on pay” measures. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements, including statements regarding the potential sales growth of Dermagraft, the progress and timing of our pivotal clinical trial to assess the efficacy and safety of Dermagraft in treating venous leg ulcers, or VLUs, the timing of regulatory submissions, the safety and efficacy of our products, the goals of our research and development activities, estimates of the useful life of our master cell bank and the time necessary to validate a new cell bank, estimates of our manufacturing capacity, estimates of the potential markets for our products, projected cash needs and our expected future revenues, operations and expenditures. The words “may,” “will,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “continue,” “potential,” “ongoing” or the negative of these terms and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Although forward-looking statements reflect our current views, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The risks and uncertainties include, among others:

•	our revenue and financial results depending solely on sales of Dermagraft for the treatment of diabetic foot ulcers, or DFUs;

•	our ability to manufacture Dermagraft to meet customer demand;

•	our ability to increase our current manufacturing capacity and our reliance on a single manufacturing facility;

•	our reliance on third-party suppliers, some of which are currently the only source for the respective components or materials they supply to us;

•	our ability to obtain and maintain adequate levels of coverage and reimbursement for our products from government or other third-party payors;

•	our ability to identity and validate a new master cell bank;

•

our ability to successfully complete our pivotal clinical trial for the use of Dermagraft in the treatment of VLUs, obtain approval from the U.S. Food and Drug Administration for that indication, and launch and market the product;

•	our ability to maintain regulatory approval of Dermagraft for the treatment of DFUs;

•	our ability to obtain and maintain intellectual property protections for our products;

•	the competitive environment in which we operate;

•	our ability to commercialize our products outside the United States;

•	our ability to grow our business by acquiring, developing and marketing new products and technologies; and

•	the impact of healthcare reform legislation.

Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described above and under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors may cause actual results to differ materially from those contained in any forward-looking statement. We qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

This prospectus also includes industry data and forecasts that we have prepared based, in part, upon industry data and forecasts obtained from industry publications and surveys. These third-party industry publications and surveys contain forecasts that generally state the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. Our internal data and forecasts have not been verified by any independent source and we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions upon which those sources relied. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of common stock by us will be approximately $         million, after deducting estimated underwriting discounts and estimated offering expenses payable by us, based upon an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. If the underwriters fully exercise their option to purchase additional shares, we estimate that our net proceeds from this offering will be approximately $         million.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, respectively, the net proceeds of this offering to us by $         million, or $         if the underwriters fully exercise their option to purchase additional shares from us, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us. An increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, respectively, the net proceeds to us by $         million, assuming the initial public offering price of $         remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds received by us from this offering for working capital and other general corporate purposes, including the development of a second manufacturing facility and the funding of ongoing sales and marketing and research and development activities. In addition, we may use a portion of the net proceeds to repay the outstanding balance on our term loan, which as of January 1, 2011 was $14.2 million. The term loan bears interest at a fixed per annum rate of 5.0% and matures on September 17, 2014.

We may also use a portion of the net proceeds to in-license or acquire complementary products or technologies or to acquire other complementary businesses; however, we have no current agreements or commitments to do so. The amounts actually spent for the above purposes may vary significantly and will depend on a number of factors, including our operating costs and other factors described under “Risk Factors.” We may find it necessary or advisable to use the net proceeds for other purposes, and our management will retain broad discretion as to the allocation of net proceeds of this offering.

Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We plan to retain any earnings for the foreseeable future to support our operations and potential growth of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, unless waived, the terms of our existing term loan preclude us, and the terms of any future debt or credit facility may preclude us, from paying dividends. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, limitations under our term loan and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of January 1, 2011 on:

•	an actual basis; and

•

a pro forma as adjusted basis to give effect to (1) the conversion of all our outstanding preferred stock into 10,377,643 shares of common stock upon the completion of this offering, and the resultant reclassification of the carrying value of the preferred stock and preferred stock warrant liability to stockholders’ equity (deficit) in connection with such conversion, (2) the filing of our amended and restated certificate of incorporation upon completion of this offering, and (3) the sale of         shares of our common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

The information in the below table is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. The information in the below table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

	As of January 1, 2011
	Actual	Pro Forma As Adjusted (1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$22,455

Total debt	14,148
Preferred stock warrant liability	24,922
Convertible preferred stock issuable in series, par value $0.001 per share; 12,277,947 shares authorized, 10,377,643 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	59,949
Stockholders’ equity (deficit):
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—
Common stock, par value $0.001 per share; 16,775,728 shares authorized and 281,611 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Accumulated deficit	(42,455)

Total stockholders’ equity (deficit)	(42,455)

Total capitalization	$56,564

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, our pro forma as adjusted cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us. An increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, respectively, the net proceeds to us by $ million, assuming the initial public offering price of $ remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The information in the above table excludes, as of January 1, 2011:

•	3,472,732 shares of common stock issuable upon the exercise of options outstanding as of January 1, 2011, at a weighted average exercise price of $3.71 per share;

•	1,899,711 shares of common stock issuable upon the exercise of warrants outstanding as of January 1, 2011, at a weighted average exercise price of $3.6512 per share; and

•

        shares of common stock reserved for issuance under our employee benefit plans, plus annual scheduled increases in the number of shares reserved for issuance under our Equity Incentive Award Plan and Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding. Dilution in pro forma as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

Our historical net tangible book value as of January 1, 2011 was $(43.2) million, or $(153.27) per share of common stock, without giving effect to the conversion of our outstanding preferred stock into shares of our common stock upon the completion of this offering. Our pro forma net tangible book value as of January 1, 2011 would have been approximately $41.7 million, or $3.91 per share of common stock, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the completion of this offering and the resultant reclassification of the carrying value of the preferred stock and preferred stock warrant liability to stockholders’ equity (deficit) in connection with such conversion.

After giving effect to the conversion of all of our preferred stock into shares of our common stock and the sale of the          shares of our common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, less estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 1, 2011 would have been approximately $         million, or approximately $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution in net tangible book value of $         per share to new investors of common stock in this offering. If the offering price is higher or lower, the dilution to the new investors will be greater or less. The following table illustrates this per share dilution:

	Per Share
Assumed initial public offering price per share		$
Historical net tangible book value deficit per share as of January 1, 2011	$(153.27)
Pro forma increase in net tangible book value per share attributable to conversion of preferred stock	$157.18
Pro forma net tangible book value per share as of January 1, 2011	$3.91
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value after this offering by approximately $         million, or approximately $         per share, and the dilution per share to new investors of common stock in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. An increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, respectively, our pro forma as adjusted net tangible book value after this offering by approximately $         million, or $         per share, assuming the initial

public offering price of $         remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and terms of this offering determined at pricing.

If the underwriters exercise their option to purchase up to         additional shares in this offering, our pro forma as adjusted net tangible book value per share as of January 1, 2011 would have been $         million, representing an immediate increase in pro forma as adjusted net tangible book value per share attributable to this offering of $         to our existing investors and an immediate dilution per share to new investors in this offering of $        .

The following table sets forth, on a pro forma as adjusted basis, as of January 1, 2011, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the weighted average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted Average Price Per Share
	Number	Percent		Amount	Percent

Existing stockholders before this offering			%	$		%	$

New investors participating in this offering
Total			%	$		%	$

A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately     % and our new investors would own approximately     % of the total number of shares of our common stock outstanding after this offering.

The preceding discussion and tables above assume the conversion of all our outstanding shares of preferred stock into 10,377,643 shares of common stock upon the completion of this offering, and excludes, as of January 1, 2011:

•	3,472,732 shares of common stock issuable upon the exercise of options outstanding as of January 1, 2011, at a weighted average exercise price of $3.71 per share;

•	1,899,711 shares of common stock issuable upon the exercise of warrants outstanding as of January 1, 2011, at a weighted average exercise price of $3.6512 per share; and

•

         shares of common stock reserved for issuance under our employee benefit plans, plus annual scheduled increases in the number of shares reserved for issuance under our Equity Incentive Award Plan and Employee Stock Purchase Plan.

Because the exercise prices of the outstanding options and warrants are significantly below the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. Assuming the exercise in full of the 5,372,443 outstanding options and warrants, pro forma net tangible book value before this offering at January 1, 2011 would be $         per share, representing an immediate increase of $         per share to our existing stockholders, and, after giving effect to the sale of shares of common stock in this offering, there would be an immediate dilution of $         per share to new investors in this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following table sets forth certain of our selected historical financial data for the periods ended or as of the dates indicated. The statements of operations data for the fiscal years ended December 27, 2008, January 2, 2010 and January 1, 2011, and the balance sheet data as of January 2, 2010 and January 1, 2011, have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 31, 2006 and December 29, 2007, and the balance sheet data as of December 31, 2006, December 29, 2007 and December 27, 2008, have been derived from our audited financial statements that do not appear in this prospectus. Our historical results are not necessarily indicative of our future results. You should read the following financial information together with the information under “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes included elsewhere in this prospectus.

	Fiscal Years Ended
	December 31, 2006	December 29, 2007	December 27, 2008	January 2, 2010	January 1, 2011
	(in thousands, except share and per share amounts)
Statements of operations data:
Revenue	$—	$8,609	$44,753	$85,459	$146,718
Cost of revenue	4,288	6,415	16,008	20,066	30,806

Gross profit	(4,288)	2,194	28,745	65,393	115,912

Operating expenses
Research and development	945	1,686	1,002	7,741	17,071
Sales, marketing and administrative	3,565	13,289	28,869	49,516	77,848

Total operating expenses	4,510	14,975	29,871	57,257	94,919

Income (loss) from operations	(8,798)	(12,781)	(1,126)	8,136	20,993

Other expense
Interest expense, net	(905)	2	(1,280)	(2,424)	(1,635)
Change in fair value of preferred stock warrants	(104)	(1,232)	(1,318)	(6,075)	(12,439)
Loss from extinguishment of debt	—	—	—	—	(653)

Income (loss) before income taxes	(9,807)	(14,011)	(3,724)	(363)	6,266
Income tax provision (benefit)	—	—	146	570	(870)

Net income (loss)	(9,807)	(14,011)	(3,870)	(933)	7,136
Accretion of redeemable convertible preferred stock	(528)	(4,138)	(4,539)	(5,712)	(6,507)
Net income allocable to preferred stockholders	—	—	—	—	(614)

Net income (loss) attributable to common stockholders	$(10,335)	$(18,149)	$(8,409)	$(6,645)	$15

Net income (loss) per share attributable to common stockholders:
Basic	$(52.74)	$(92.61)	$(42.53)	$(29.44)	$0.06

Diluted	$(52.74)	$(92.61)	$(42.53)	$(29.44)	$0.01

Weighted average shares outstanding:
Basic	195,968	195,968	197,706	225,687	255,853

Diluted	195,968	195,968	197,706	225,687	2,151,496

	As of
	December 31, 2006	December 29, 2007	December 27, 2008	January 2, 2010	January 1, 2011
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$4,900	$18,520	$13,610	$12,586	$22,455
Working capital	4,357	15,919	23,571	23,067	42,309
Total assets	9,008	34,348	35,160	45,453	78,211
Total long-term debt, less current portion	2,744	4,595	13,785	8,398	10,630
Preferred stock warrants liability	1,049	2,743	4,858	11,451	24,922
Convertible preferred stock	10,296	43,191	47,730	53,442	59,949
Total stockholders’ deficit	(13,989)	(31,595)	(39,418)	(45,133)	(42,455)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors,” “Forward-Looking Statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Financial Data.”

Overview

We are a leading regenerative medicine company that develops, manufactures and commercializes cell-based therapies. Our principal product, Dermagraft, has received premarket approval, or PMA, from the U.S. Food and Drug Administration, or FDA, for the treatment of diabetic foot ulcers, or DFUs. We commercially launched Dermagraft in 2007 and to date have focused our commercialization efforts in the United States. Since launching Dermagraft in February 2007, our revenue grew from $8.6 million in 2007 to $146.7 million in 2010, and we went from generating a loss from operations of $12.8 million in 2007 to generating income from operations of $21.0 million in 2010. As of January 1, 2011, we had cash and cash equivalents of $22.5 million and an accumulated deficit of $42.5 million.

We derive substantially all of our revenue from the sale of Dermagraft in the United States. Our revenue is generated through our direct sales force of more than 100 representatives, supported by field-based reimbursement specialists and an in-house marketing team. Our customers include hospital-based wound care centers, physician offices, surgery centers and government hospitals. Our customers generally order directly from us on an as-needed basis and we ship to them using third-party carriers. Coverage of Dermagraft for the treatment of DFUs is currently provided by Medicare, more than 1,000 private plans and numerous Medicaid programs. We employ a team of reimbursement and policy professionals to provide customer support and facilitate the adoption of the appropriate coding, coverage and reimbursement of Dermagraft.

We are currently conducting a pivotal clinical trial to assess the efficacy and safety of Dermagraft in treating venous leg ulcers, or VLUs, and we completed enrollment for this trial in November 2010. We anticipate completing the clinical trial in 2011 and, if successful, submitting a supplement to our existing PMA for Dermagraft to the FDA in the first quarter of 2012.

Fiscal Year Presentation

Our fiscal years are based on a 52- or 53-week convention, with each quarter ending on the Saturday closest to the calendar quarter end. For ease of presentation in this management’s discussion and analysis of financial condition and results of operations, references to:

•	2008 refer to the fiscal year ended December 27, 2008;

•	2009 refer to the fiscal year ended January 2, 2010; and

•	2010 refer to the fiscal year ended January 1, 2011.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analyses form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ, potentially materially, from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant areas where management applies judgments and estimates in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. Revenue is recorded net of the following allowances for estimated sales returns and pricing credits:

As a result of our limited history of product sales, through the third quarter of 2008 we did not have sufficient history to estimate expected price credits to be granted to our customers for product sales. As a result, there was uncertainty as to the amount we would ultimately receive in payment from our customers, so the price was determined not to be fixed or determinable at the time of product delivery. The price was determined to be fixed or determinable upon receipt of cash from our customers and, as such, we recorded revenue related to these sales on a cash basis. Beginning in the fourth quarter of 2008, we determined that we had developed sufficient cumulative historical experience to reliably estimate future pricing credits at the time of product delivery and began to recognize revenue upon product delivery, assuming all other revenue recognition criteria were met, net of a provision for estimated sales returns and pricing credits.

Sales returns. Although sales of Dermagraft to our customers are not subject to an explicit right of return, we do in the ordinary course of business accept product returns from customers. We maintain a sales return reserve for estimated product returns. We estimate and accrue a sales return reserve based upon our historical experience and review of trends related to actual returns as a percentage of sales. Our sales return reserves totaled $350,000 and $619,000 at January 2, 2010 and January 1, 2011, respectively.

Pricing credits. Historically, in certain situations we have granted pricing credits to customers in an effort to maintain certain customer relationships. We maintain a reserve for estimated price concessions to be provided. We estimate and accrue these pricing credits based upon our historical experience and review of trends related to actual pricing credits issued. Our allowance for pricing credits, which totaled $324,000 and $564,000 at January 2, 2010 and January 1, 2011, respectively, is recorded as a reduction of revenue.

In arrangements with more than one deliverable, we allocate the arrangement consideration to the units of accounting based on their relative fair values. This situation arises when we provide freezers for the storage of product to certain customers pursuant to an embedded lease. The value of the embedded lease is recorded as deferred revenue and recognized as revenue on a straight-line basis over the estimated lease term and was less than 1% of revenue in any fiscal year.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated credit losses. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical payment experience and any specific identifiable customer accounts considered at risk or uncollectible. We provide credit, in the normal course of business, to our customers. Our allowance for doubtful accounts totalled $863,000 and $2,148,000 at January 2, 2010 and January 1, 2011, respectively.

Preferred Stock Warrants

We classify freestanding warrants to purchase shares of our redeemable convertible preferred stock as liabilities on our balance sheets at fair value because the warrants provide for the issuance of shares that are redeemable. The warrants are subject to remeasurement at each balance sheet date, and any change in fair value of warrants is recognized as a component of the change in fair value of preferred stock warrants in the statements of operations. We record any change in the fair value of the warrant issued to our Chief Executive Officer as consideration for consulting services provided to us prior to his commencement of employment in February 2007 as compensation in sales, marketing and administrative expense. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option pricing model. We use a number of assumptions to estimate the fair value, including the remaining contractual terms of the warrant, risk-free interest rates, expected dividend yield and expected volatility of the price of the underlying common stock. These assumptions are highly judgmental.

Upon the closing of this offering, our outstanding preferred stock warrants will automatically convert into warrants to purchase common stock and the liability reflected on our balance sheet for preferred stock warrants will be remeasured immediately before converting and then reclassified to additional paid-in capital at their then fair value.

Stock-Based Compensation

We account for all equity awards to employees and members of our board of directors using a fair-value method and recognize the fair value of each award as an expense on a straight-line basis over the employee’s or director’s requisite service period. Equity awards issued to non-employees, excluding non-employee directors, are measured at fair value and are revalued at each subsequent reporting date until the performance is complete or the award vests with a cumulative catch-up adjustment recognized for any changes in their fair value. During 2008, 2009 and 2010, we incurred stock-based compensation expense of $799,000, $1,427,000 and $2,751,000, respectively.

For purposes of calculating stock-based compensation, we estimate the fair value of stock options using a Black-Scholes valuation model, which requires the use of certain subjective assumptions, including expected term, volatility, expected dividend yield, risk-free interest rate, and the fair value of our common stock. These assumptions generally require significant judgment.

We estimate the expected term of employee options using the simplified method, which is based on the midpoint between the vesting date and the expiration date. We derive our expected volatility from the historical volatilities of several unrelated public companies within our industry because we have little information on the volatility of the price of our common stock due to our lack of a trading history. When selecting our industry peer companies to be used in the volatility calculation, we considered the industry, stage of development, size and financial leverage. Our expected dividend rate is zero, as we have never paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. We base the risk-free interest rate on the implied yield currently available on zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the option.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors that become known over time, we may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

Significant Factors Used in Determining Fair Value of Our Common Stock

The following table summarizes, by grant date, the number of stock options granted since January 3, 2010 and the associated per share exercise price, which was not less than the fair value of our common stock for each of these grants.

Grant Date	Number of Options Granted	Exercise Price Per Share of Common Stock
January 21, 2010	25,500	$13.48
May 5, 2010	35,500	$14.54
June 8, 2010	11,500	$14.54
July 22, 2010	13,000	$23.60
July 23, 2010	10,000	$23.60
November 9, 2010	19,500	$25.49
December 6, 2010	161,197	$25.49

The fair value of the common stock that underlies our stock options has historically been determined by our board of directors based upon information available to it at or near the time of grant. Because there has been no public market for our common stock, the determination of the fair value of our common stock was based on the board of directors’ consideration of various subjective and objective factors, including the following:

•	quarterly valuations obtained from an independent third-party valuation firm;

•	the rights, privileges and preferences of our convertible preferred stock;

•	our historical and forecasted operating and financial performance;

•	the hiring of key personnel;

•	the introduction of new products;

•	the risks inherent in the development and expansion of our products;

•	the fact that the option grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company.

Determining the fair value of our common stock involves complex and subjective judgments including estimates of revenue, assumed market growth rates, cash flows and estimated costs, as well as appropriate discount rates. Although each time we prepared such forecasts for use in determination of the fair value of our common stock, we did so based on assumptions that we believed to be reasonable and appropriate, and we cannot be certain that any such estimates for earlier periods or for future periods will prove to be accurate.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At January 2, 2010, we had a full valuation allowance against all of our net deferred tax assets because we determined that, based on our historical tax position and operational results, realization of our deferred tax assets did not meet the more likely than not standard. During 2010, based upon our cumulative earnings as well as the level of forecasted future earnings, it became more likely than not that our deferred tax assets would be realized and we determined that a valuation allowance on these assets was no longer required. We recorded a $7.0 million tax benefit representing the release of the valuation allowance against the net deferred tax assets. In evaluating the realizability of the deferred tax assets, we considered all positive evidence against any potential negative evidence in determining that it was more likely than not these assets would be realized.

We prescribe a comprehensive model for recognizing, measuring, presenting and disclosing in financial statements uncertain tax positions taken or expected to be taken on a tax return, including a decision whether to file a tax return in a particular jurisdiction.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether the factors underlying the sustainability assertion have changed and the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits require significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Basis of Presentation

Revenue

Our revenue is derived primarily from our sales of Dermagraft. Revenue is recorded net of allowances for estimated sales returns and pricing credits.

Gross Profit

Gross profit is influenced by cost of revenue. Cost of revenue primarily consists of materials and costs of personnel, equipment, including depreciation, and other overhead costs associated with manufacturing, logistics, quality assurance and facilities.

Research and Development Expense

Our research and development efforts are focused on clinical development, including our VLU clinical trial and scientific research to enhance and support our manufacturing and quality assurance processes and the exploration of new indications for Dermagraft and new product opportunities. Research and development expenses consist primarily of personnel-related expenses, clinical trial costs and contract services. All research and development costs are expensed as incurred.

Sales, Marketing and Administrative Expense

Sales, marketing and administrative expense consists primarily of personnel-related expenses related to our executive, legal, finance, sales, marketing, human resource, information technology, customer service and reimbursement functions, as well as fees for professional services and facility costs. Professional services consist principally of external legal, accounting, recruiting and other consulting services. Our provision for doubtful accounts, insurance premiums, banking fees and shipping costs, as well as insurance verification services provided by an outside service provider to supplement our internal reimbursement team, are also included in sales, marketing and administrative expense.

2010 Compared to 2009

Revenue and Gross Profit

	2009	2010	Increase	% Increase
	(in thousands, except percentages)
Revenue	$85,459	$146,718	$61,259	71.7%
Cost of revenue	20,066	30,806	10,740	53.5%

Gross profit	$65,393	$115,912	$50,519	77.3%

Gross margin	76.5%	79.0%	2.5%

Revenue

The increase in revenue was primarily driven by an increase in sales of Dermagraft. We attribute this growth in revenue primarily to the growing demand for Dermagraft as a treatment for DFUs and the increase in the number of our sales representatives promoting Dermagraft, which translated into increased sales to our customers and expansion of our overall customer base.

Gross Profit

The increase in gross profit was primarily attributable to increased revenue from product sales in 2010 relative to 2009. The increase in gross margin was primarily attributed to the allocation of fixed costs over a higher revenue base.

Operating Expenses

	2009	2010	Increase	% Increase
	(in thousands, except percentages)
Research and development	$7,741	$17,071	$9,330	120.5%
Sales, marketing and administrative	49,516	77,848	28,332	57.2%

Total operating expenses	$57,257	$94,919	$37,662	65.8%

Research and Development Expense

The increase in research and development expense was driven primarily by a $5.4 million increase in expenses associated with our pivotal clinical trial of Dermagraft for the treatment of VLUs and a $2.4 million increase in personnel-related expense resulting from increased headcount. The increase in expenses associated with the VLU clinical trial primarily resulted from additional patient fees due to increased patient enrollment throughout 2010. During 2010, we also initiated various research projects to enhance and support our manufacturing and quality assurance processes and to explore new indications for Dermagraft, which also contributed to the increase in research and development expense. Research and development expense also included stock-based compensation expense of $128,000 and $347,000 in 2009 and 2010, respectively. Although our VLU clinical trial is expected to be completed in 2011, we expect research and development expense to continue to increase in absolute dollars, but decrease as a percentage of revenue.

Sales, Marketing and Administrative Expense

The increase in sales, marketing and administrative expense was driven primarily by a $14.1 million increase in personnel-related expense, including sales commissions, resulting from our increased headcount, a $2.3 million increase in professional service expenses resulting from an increase in the use of third-party service providers to support the growth in our business, a $2.2 million increase in travel-related expenses as a result of the growth in the sales and marketing organizations, and a $1.7 million increase in our provision for doubtful accounts and various other expenses to support the growth in our business. Sales, marketing and administrative expense included stock-based compensation expense of $1.2 million and $2.2 million in 2009 and 2010, respectively. We expect sales, marketing and administrative expenses to increase in future periods as we continue to grow our sales force and to incur the associated infrastructure costs to support our growth.

Other Expense

	2009	2010	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Interest expense, net	$(2,424)	$(1,635)	$789	(32.5)%
Change in fair value of preferred stock warrants	(6,075)	(12,439)	(6,364)	104.8%
Loss from extinguishment of debt	—	(653)	(653)	—

Total other expense	$(8,499)	$(14,727)	$(6,228)	73.3%

The decrease in interest expense, net was primarily a result of a lower average debt balance during 2010 compared to 2009 as well as a lower interest rate associated with our amended loan agreement.

The increase in the change in fair value of preferred stock warrants from 2009 to 2010 was due primarily to the increase in fair value of the Series B, Series C and Series C-1 convertible preferred stock. This change reflects the remeasurement of our warrant liabilities.

In September 2010, we amended our then-existing loan agreement. In connection with the amendment, we repaid all principal amounts outstanding under the related promissory notes, which amounted to approximately $10.0 million, together with accrued interest and related expenses. We were also subject to a prepayment penalty of $300,000 and a final interest payment of $600,000, of which $742,000 was paid at the time of the amendment and the remaining $158,000 is due upon the maturity of the new loan in September 2014. As the amendment to the loan agreement represented an exchange of debt instruments with substantially different terms, the amendment was treated as a debt extinguishment and we recognized a $653,000 loss on extinguishment of debt during 2010.

Income Tax Provision (Benefit)

For 2010, our income tax benefit was $870,000, compared to an income tax provision of $570,000 for 2009. During 2010, based upon our cumulative earnings as well as the level of forecasted future earnings, it became more likely than not that our deferred tax assets would be realized, so we released our valuation allowance. We recorded a $7.0 million tax benefit representing the release of the valuation allowance against the net deferred tax assets. Additionally, we recorded a current income tax provision of $6.1 million in 2010 for federal and state income taxes as a result of the taxable income generated during the year after use of net operating losses resulting in a net income tax benefit of $870,000 for the year ended January 1, 2011.

2009 Compared to 2008

Revenue and Gross Profit

	2008	2009	Increase	% Increase
	(in thousands, except percentages)
Revenue	$44,753	$85,459	$40,706	91.0%
Cost of revenue	16,008	20,066	4,058	25.3%

Gross profit	$28,745	$65,393	$36,648	127.5%

Gross margin	64.2%	76.5%	12.3%

Revenue

The increase in revenue was primarily driven by an increase in sales of Dermagraft. We attribute the growth in revenue primarily to the growing demand for Dermagraft as a treatment for DFUs and the increase in the number of our sales representatives promoting Dermagraft, which translated into increased sales to our customers and expansion of our overall customer base. In addition, as a result of having the ability to develop reasonable estimates of price credits, we were able to recognize $4.3 million of previously deferred revenue in 2009.

Gross Profit

The increase in gross profit was primarily attributable to increased revenue from product sales in 2009 relative to 2008. The increase in gross margin was primarily attributed to the allocation of fixed costs over a higher revenue base.

Operating Expenses

	2008	2009	Increase	% Increase
	(in thousands, except percentages)
Research and development	$1,002	$7,741	$6,739	672.6%
Sales, marketing and administrative	28,869	49,516	20,647	71.5%

Total operating expenses	$29,871	$57,257	$27,386	91.7%

Research and Development Expense

The increase in research and development expense was driven primarily by a $5.4 million increase in expenses associated with our ongoing VLU clinical trial and a $842,000 increase in personnel-related expense resulting from our increased headcount. We initiated the VLU clinical trial in 2009. Research and development expense also included stock-based compensation expense of $33,000 and $128,000 during 2008 and 2009, respectively.

Sales, Marketing and Administrative Expense

The increase in sales, marketing and administrative expense was driven primarily by a $11.6 million increase in personnel-related expense resulting from our increased headcount, a $2.7 million increase in professional service expenses resulting from an increase in the use of third-party service providers to support the growth in our business and a $1.8 million increase in travel-related expenses as a result of the growth in the sales and marketing organizations. Sales, marketing and administrative expense also included stock-based compensation expense of $639,000 and $1.2 million during 2008 and 2009, respectively.

Other Expense

	2008	2009	Increase	% Increase
	(in thousands, except percentages)
Interest expense, net	$(1,280)	$(2,424)	$(1,144)	89.4%
Change in fair value of preferred stock warrants	(1,318)	(6,075)	(4,757)	360.9%

Total other expense	$(2,598)	$(8,499)	$(5,901)	227.1%

The increase in interest expense, net, was due primarily to an increase in the average outstanding debt during 2009, compared to 2008, and the amortization of various debt issue costs primarily related to outstanding warrants in 2009.

The increase in the change in fair value of preferred stock warrants from 2008 to 2009 was due primarily to the increase in fair value of the Series B, Series C and Series C-1 convertible preferred stock. This change reflects the remeasurement of our warrant liabilities.

Income Tax Provision

For 2008, our income tax provision was $146,000, compared to an income tax provision of $570,000 for 2009. The increase in the income tax provision from 2008 to 2009 resulted from an increase in taxable income generated during the period. The income tax provision for 2008 and 2009 primarily resulted from state income taxes as well as a federal alternative minimum tax on taxable income generated during the period. For 2008 and 2009, California did not allow companies to use net operating loss carryforwards to offset current taxable income.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through sales of our equity securities and a combination of debt financing and cash flows generated from our operations. Our principal source of liquidity as of January 1, 2011 consisted of $22.5 million of cash and cash equivalents and $14.2 million available under our revolving line of credit. We believe our current cash and cash equivalents will be sufficient to satisfy our liquidity requirements for at least the next 12 months.

In September 2007, we entered into a $10.0 million revolving credit facility. We borrowed the entire $10.0 million under the terms of the agreement and paid interest on the outstanding balance at a minimum interest rate of 10.0% and a maximum interest rate of 14.5% until we repaid the loan in full in December 2008. The payoff amount totaled $10.2 million, including outstanding principal of $10.0 million and interest and non-utilization fees of $150,000.

In December 2008, we entered into a $23.0 million loan and security agreement with two lenders under which we borrowed $15.0 million and obtained an additional $8.0 million of available revolving credit. Borrowings under the loan agreement were subject to interest at 11.15% per annum, with interest-only payments through October 2009. We began making monthly principal and interest payments in the amount of $575,000 in November 2009.

In September 2010, we entered into an amended and restated loan agreement, the loan agreement, which increased our borrowing capacity to a $30.0 million credit facility. The credit facility consists of a $15.0 million term loan and a revolving credit line of up to $15.0 million. On the date the loan agreement was entered into, we used approximately $10.0 million of the term loan to repay the outstanding amount under the original loan agreement, resulting in net cash received by us of $4.2 million after the payment of various fees. The term loan bears interest at a fixed per annum rate of 5.0%. We made interest-only payments through October 2010, subsequent to which we began to make the first of 48 monthly principal and interest payments of $345,000.

Borrowings under the revolving credit facility are based on 80% of our eligible accounts receivable mature in September 2013 and require monthly interest payments that accrue at the prime rate of interest. As of January 1, 2011, there were no borrowings outstanding under the revolving credit facility. The credit facility is collateralized by all of our presently existing and subsequently acquired personal property assets, and subject us to certain affirmative and negative covenants, including limitations on our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. In addition, we must maintain (1) liquidity of at least $6.0 million, (2) a minimum fixed charge coverage ratio of 1.5 to 1, measured monthly, and (3) positive net income measured on a rolling three-month basis. We were in compliance with all of these covenants as of January 1, 2011.

Our primary uses of cash are to fund operating expenses, purchases of inventory, the acquisition of property and equipment and payments on debt and income taxes.

Our primary sources of cash are cash receipts on accounts receivable from our sales of Dermagraft. Aside from the growth in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period.

The following table summarizes our cash and cash equivalents and working capital for the following fiscal years ended:

	January 2, 2010	January 1, 2011
	(in thousands)
Cash and cash equivalents	$12,586	$22,455
Working capital	$23,067	$42,309

Below is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the periods indicated:

	2008	2009	2010
	(in thousands)
Net cash provided by (used in) operating activities	$(5,121)	$2,688	$14,299
Net cash used in investing activities	(1,628)	(2,817)	(4,628)
Net cash provided by (used in) financing activities	1,839	(895)	198

Net increase (decrease) in cash and cash equivalents	$(4,910)	$(1,024)	$9,869

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities in 2010 primarily reflected our net income of $7.1 million and a $5.4 million decrease in working capital offset by various non-cash adjustments of $12.5 million, including a $12.4 million increase in the fair value of outstanding warrants, $2.8 million of stock-based compensation expense and a $7.0 million tax benefit as a result of the release of our valuation allowance against the net deferred tax assets. The use of working capital was primarily driven by the continued growth of our business and increase in sales during 2010. The significant growth in our revenue resulted in an increase in accounts receivable. Based on our sales growth and our expectation for a continued increase in the demand for Dermagraft, we also increased our purchases of inventory and overall manufacturing activity during 2010. Our accounts payable and accrued expenses increased in 2010 to support our increased production volumes and overall operational growth, including funding of our research and development activities.

Net cash provided by operating activities in 2009 primarily reflected a net loss of $0.9 million and a $6.1 million decrease in working capital offset by various non-cash adjustments of $9.8 million. The use of working capital was primarily driven by the continued growth of our business and increase in sales during 2009. The significant growth in our revenue resulted in an increase in accounts receivable. Based on our sales growth and our expectation for a continued increase in the demand for Dermagraft, we also increased our purchases of inventory and overall manufacturing activity during 2009. We also experienced a significant increase in our overall spending to support our continued growth, which resulted in an increase in accounts payable and accrued liabilities.

Net cash used in operating activities in 2008 primarily reflected a net loss of $3.9 million and a $5.0 million decrease in working capital partially offset by various non-cash adjustments of $3.8 million. The use of working capital was primarily driven by the significant growth of our business and increase in sales during 2008. The significant growth in our revenue resulted in an increase in both accounts receivable and inventories. We also experienced a significant increase in our overall spending to support our growth, which resulted in an increase in accounts payable and accrued liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities during 2008, 2009 and 2010 consisted primarily of purchases of equipment and leasehold improvements. During 2010, we purchased equipment to support the manufacturing and distribution of Dermagraft, purchased furniture and completed leasehold improvements for our additional office space in California and also purchased freezers that we provided to certain customers for the storage of Dermagraft. During 2008 and 2009, equipment purchases were primarily to support the manufacturing and distribution of Dermagraft. We also purchased freezers that we provided to certain customers for the storage of Dermagraft during 2008 and 2009.

We anticipate making significant capital expenditures in the future primarily for purchases of equipment to be used in the expansion of our manufacturing capacity, including the development of a second manufacturing site, and research and development. Beyond our investment in capital equipment, we expect to invest capital in expanding our commercial operations and may also selectively in-license or acquire complementary products and technologies that will allow us to leverage our commercialization and manufacturing experience.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities in 2010 was primarily a result of refinancing our debt obligations, resulting in $15.0 million in payments on outstanding debt partially offset by net proceeds of $14.8 million from our new debt.

Net cash used in financing activities in 2009 was primarily a result of payments on our outstanding debt.

Net cash provided by financing activities in 2008 was primarily a result of refinancing our debt obligations resulting in net proceeds of $14.7 million from our new debt partially offset by $12.8 million in payments on previously outstanding debt.

Contractual Obligations and Commitments

The following table summarizes our future contractual obligations as of January 1, 2011:

	Payments Due by Period
	Total	Less than One Year	1-3 Years	3-5 Years	More than Five Years
	(in thousands)
Debt obligations (1)	$14,148	$3,518	$7,584	$3,046	$—
Debt interest (2)	1,396	627	706	63	—
Operating lease obligations (3)	25,370	2,536	4,877	4,200	13,757

Total	$40,914	$6,681	$13,167	$7,309	$13,757

(1)	Represents principal payments due on our outstanding term loan.

(2)	Includes interest on regular scheduled debt payments on our outstanding term loan at an annual rate of 5.0%.

(3)	Includes minimum rental payments on all facility leases.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our cash and cash equivalents as of January 1, 2011 consisted primarily of cash and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, we do not believe a 10% change in market interest rates would have a material impact on our financial condition or results of operation. We do not have any derivative financial instruments.

Foreign Exchange Risk

All of the revenue we have generated to date has been paid in U.S. dollars. Additionally, our key suppliers are primarily based in the United States with payments denominated in U.S. dollars. Some of the clinical sites that have been participating in our VLU clinical trial are outside of the United States and payments made by us at such sites have been made in the Euro, U.K. pound sterling or South African rand. Foreign currency gains and losses associated with these expenditures have not been significant to date. Accordingly, we have limited exposure to foreign currency exchange rates and do not enter into foreign currency hedging transactions.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board issued authoritative guidance that establishes a selling-price hierarchy for determining the selling price of each element within a multiple-deliverable arrangement. Specifically, the selling price assigned to each deliverable is to be based on vendor-specific objective evidence, or VSOE, if available, third-party evidence, if VSOE is unavailable, and estimated selling prices if neither VSOE or third-party evidence is available. In addition, the guidance eliminates the residual method of allocating arrangement consideration and instead requires allocation using the relative selling price method. The guidance will be effective prospectively for multiple-deliverable revenue arrangements entered into, or materially modified, in fiscal years beginning on or after June 15, 2010. We adopted the new guidance on January 2, 2011, which is not expected to have a material impact on our revenue recognition.

BUSINESS

Overview

We are a leading regenerative medicine company that develops, manufactures and commercializes cell-based therapies. Our principal product, Dermagraft, has received a PMA from the U.S. Food and Drug Administration for the treatment of diabetic foot ulcers. From the commercial launch of Dermagraft in 2007 through December 31, 2010, we sold over 200,000 units of Dermagraft that have been used to treat an estimated 50,000 patients. Our revenue grew from $8.6 million in 2007 to $146.7 million in 2010, and we went from generating a loss from operations of $12.8 million in 2007 to generating income from operations of $21.0 million in 2010.

Dermagraft is a regenerative bio-engineered skin substitute that assists in restoring damaged tissue and is currently indicated for the treatment of certain types of diabetic foot ulcers, or DFUs. DFUs are open sores or ulcers on the feet that can occur in people with diabetes as a result of peripheral neuropathy, or damage to the nerves, and can severely compromise a patient’s quality of life. DFU patients carry a one-in-seven lifetime risk of developing osteomyelitis, or an infection of the bone, and a one-in-five lifetime risk of amputation, which has an associated 50% five-year mortality rate. Based on industry sources, we estimate that DFUs affect nearly 900,000 people annually in the United States, and we believe our total addressable market opportunity in the United States is approximately $3 billion.

Dermagraft consists of living cells and a bioabsorbable mesh scaffold and is used in conjunction with conventional therapy to treat certain types of DFUs. Data from the pivotal clinical trial of Dermagraft completed in 2001 demonstrated that the weekly application of Dermagraft and conventional therapy for up to eight weeks increased the proportion of DFUs that achieved 100% closure at 12 weeks by 64%, a statistically significant improvement, when compared to the use of conventional therapy alone. No serious adverse events determined to have been related to Dermagraft were reported in this trial or have been reported in the estimated 50,000 patients that have been subsequently treated with our product.

We manufacture Dermagraft using proprietary cell-based techniques that were developed over a 20-year period with significant capital investment. The manufacturing of regenerative medicine products is highly complex and involves a number of regulatory challenges, providing a significant barrier to entry for potential competitors. We manufacture our products in a state-of-the-art facility located in La Jolla, California that is registered with the U.S. Food and Drug Administration, or FDA, and is ISO 13485 (2003) registered.

We employ an in-house commercial team of over 150 professionals, including sales, marketing, reimbursement and policy professionals with backgrounds in the pharmaceutical, medical device and biotechnology industries. Our direct sales force consists of more than 100 representatives that target hospital-based wound care centers, physician offices, surgery centers and government hospitals. Our team of reimbursement and policy professionals facilitates coding, coverage and reimbursement for Dermagraft, is responsible for customer support and maintains an ongoing dialogue with policy makers and third-party payors. Coverage for up to eight weekly applications of Dermagraft for the treatment of DFUs is currently provided by Medicare, more than 1,000 private plans and numerous Medicaid programs.

Our product portfolio includes a potential new indication for Dermagraft for the treatment of venous leg ulcers, or VLUs, and TransCyte, which has received premarket approval, or PMA, from the FDA for the treatment of certain types of severe burns. VLUs develop as a result of vascular insufficiency and affect approximately three million people per year in the United States. We are currently conducting a pivotal clinical trial to assess the efficacy and safety of Dermagraft in treating VLUs, and we completed enrollment for this trial in November 2010. We anticipate completing the clinical trial in 2011 and, if successful, submitting a supplement to our existing PMA for Dermagraft to the FDA in the first quarter of 2012. We expect that we could market Dermagraft for the treatment of VLUs to our existing customer base using the same direct sales force that markets Dermagraft for the treatment of DFUs. Although we have not yet commercialized TransCyte, we believe a potential opportunity exists to market this product through arrangements with state, federal or international government agencies.

Industry Overview

Diabetes is a chronic, life-threatening disease for which there is currently no known cure. The International Diabetes Federation estimates that in 2010 the worldwide prevalence of diabetes was 285 million. According to the Centers for Disease Control and Prevention, in the United States alone, almost 26 million people, or approximately 8% of the population, have diabetes. The incidence of diabetes is expected to grow due to increasing overall life expectancy and the rising incidence of obesity.

If left untreated or mismanaged, diabetes can cause hyperglycemia, an increase in blood glucose levels, which often leads to a reduction in blood flow and the development of peripheral neuropathy, most commonly in the feet. Peripheral neuropathy can cause patients to lose sensation in their feet, which may prevent them from noticing injuries, including sores caused by repetitive trauma, such as blisters resulting from walking, ulcers caused by a single major trauma, such as a severe cut or burn to the foot, and foot problems, such as calluses and hammertoes. If not treated properly, these injuries can develop into DFUs. DFUs can severely compromise a patient’s quality of life as a result of missed work days, reduced mobility and hospitalization, and in some cases amputation. In 1999, the American Diabetes Association formally recognized the importance and benefits of DFU treatment, including improving function and quality of life, controlling infections, maintaining health status, preventing amputation and reducing costs.

Of the nearly 26 million people with diabetes in the United States, industry sources estimate that up to 25% will develop a DFU in their lifetime. Currently, DFUs affect nearly 900,000 people annually in the United States. Typically, those patients that seek treatment are initially treated with conventional therapy, which consists of debriding, or removing dead tissue or foreign material in order to expose healthy tissue, and cleaning the ulcer, applying a wet-to-dry gauze dressing once per week and using therapeutic, pressure-reducing footwear.

We believe conventional therapy alone, which can continue for periods ranging from several weeks to several years, is often inadequate to effectively treat DFUs. A meta-analysis of clinical studies involving approximately 1,400 patients has shown that only 24% of patients that receive conventional therapy alone will achieve full closure of the DFU within 12 weeks. We believe that most of the patients who do not respond to conventional therapy alone are candidates for Dermagraft at some point during the DFU treatment process. As such, we estimate our total addressable market opportunity to be approximately $3 billion annually in the United States.

Our Solution

Dermagraft utilizes regenerative medicine to advance and stimulate the body’s healing process, resulting in quicker healing times and improved ulcer closure rates. Regenerative medicine is the process of creating living, viable tissues to repair or replace tissue or organ function lost due to age, disease, damage or congenital defects. Regenerative medicine was pioneered by the development of tissue engineering, a process that involves the ex vivo creation of replacement tissues intended for subsequent in vivo implantation.

We believe that Dermagraft addresses the shortcomings of conventional therapy in healing DFUs, which primarily relies on the body’s ability to heal itself. Patients suffering from DFUs generally have compromised health. In addition, the cells comprising a DFU have generally ceased dividing and are incapable of providing the necessary proteins or engaging in the necessary metabolic activity to heal the ulcer. This combination of already compromised health and insufficient cellular activity make it unlikely that a patient’s body will be able to heal the DFU on its own or when treated with conventional therapy alone. Dermagraft is designed to stimulate healing in two primary ways. First, when Dermagraft is placed on the ulcer, its mesh material is gradually absorbed and the human cells grow into place and replace the damaged skin. Second, the living cells in Dermagraft produce many of the same proteins and growth factors found in healthy skin, which help replace and rebuild the damaged tissue in the DFU.

Clinical studies have demonstrated that if a DFU is not closed by 50% within the first four weeks of conventional therapy, there is only a 9% chance the DFU will reach full closure using conventional therapy alone. We believe this data highlights the need for a more effective treatment alternative. Dermagraft used in conjunction with conventional therapy has demonstrated improved efficacy in healing DFUs as compared to conventional therapy alone. In our pivotal clinical trial, the weekly application of Dermagraft and conventional therapy for up to eight weeks increased the proportion of DFUs that achieved 100% closure at 12 weeks by 64%, when compared to the use of conventional therapy alone. Patients treated in the Dermagraft group were 1.7 times more likely to achieve 100% closure than patients receiving conventional therapy alone. These results demonstrated statistically significant improvements.

The following depicts a DFU and illustrates the healing process from the initial application of Dermagraft through closure.

Preliminary results from a cost effectiveness analysis completed by the Lewin Group in 2011 suggest that Dermagraft is more cost effective than conventional therapy alone due to its ability to accelerate ulcer closure. This cost effectiveness analysis, which compared Dermagraft in conjunction with conventional therapy to conventional therapy alone for the treatment of DFUs, simulated results of a 10,000 patient population with DFUs projected out over a 52-week period. Lewin created this model by applying data from the 2001 Dermagraft clinical trial and costs from recent Centers for Medicare and Medicaid Services, or CMS, and private insurer claims databases.

Our Strengths

We believe we are a leader in the field of regenerative medicine and have the following principal strengths:

FDA-approved regenerative medicine products. Our principal product, Dermagraft, has received a PMA from the FDA for the treatment of DFUs. In February 2007, we launched Dermagraft in the United States for the treatment of DFUs and, through December 31, 2010, we have sold over 200,000 units that have been used to treat an estimated 50,000 patients with no reported serious adverse events determined to have been related to Dermagraft. Given the extensive time and cost typically required to obtain a PMA, we believe our PMA for Dermagraft provides a significant competitive advantage and establishes a barrier to entry for potential competitors. We have also received a PMA from the FDA for TransCyte for the treatment of severe burns, although we have not yet commercialized TransCyte.

Established commercial infrastructure. Our commercial infrastructure consists of an in-house team of over 150 sales, marketing, reimbursement and policy professionals with backgrounds in the pharmaceutical, medical device and biotechnology industries. Our commercial team has been instrumental in beginning to establish living cell-based products as a new standard of care for the treatment of DFUs and in demonstrating the clinical benefits of Dermagraft. In addition, our commercial team has facilitated extensive payor coverage for Dermagraft as a treatment for DFUs. We believe our ability to meet the challenges in building a commercial organization around a regenerative medicine product, such as Dermagraft, has been critical to our success. We believe we can leverage these capabilities into future product opportunities or therapeutic applications, such as the potential use of Dermagraft to treat VLUs.

Experience in scalable cell-based manufacturing. We have significant and demonstrated experience in manufacturing living cell-based products, a complex process that requires development of a cell bank, extensive testing and validation, a customized manufacturing process, automation and process scale-up and significant training and know-how. Key members of our manufacturing team have spent over 20 years developing and scaling the manufacturing processes for Dermagraft and TransCyte. We believe our manufacturing experience and know-how represent a barrier to entry for potential competitors.

Revenue growth and profitability. We have grown our revenue significantly since launching Dermagraft in 2007 while also achieving profitability. We grew our revenue from $8.6 million in 2007 to $146.7 million in 2010. We have become profitable due in large part to our disciplined approach to deploying our financial resources, including selectively expanding our commercial team as well as making strategic research and development and capital expenditures. We generated income from operations of $8.1 million and $21.0 million in 2009 and 2010, respectively, which has allowed us to fund our internal growth initiatives. We expect to maintain this financial discipline as we execute our business strategy.

Deep management experience in regenerative medicine. Our management team has an average of over 20 years of experience in the pharmaceutical, biotechnology and medical device industries, including with regenerative medicine products. Our management team has remained largely unchanged since we acquired Dermagraft in 2006 and launched the product in 2007. Additionally, several of the key individuals involved in the over 15-year history of the research, development, manufacturing and reimbursement of Dermagraft continue to be part of our management team.

Our Strategy

We intend to further our position as a leader in the field of regenerative medicine. The key elements of our business strategy are to:

Drive further adoption of Dermagraft for the treatment of DFUs in the United States. In less than four years, we have been successful in obtaining an approximately 5% share of the addressable U.S. market opportunity for DFUs. We believe the market remains highly under-penetrated, and we intend to increase our market share by increasing sales to our existing customers and expanding our overall customer base. We believe that the relatively concentrated nature of the hospital-based wound care centers, physician offices, surgery centers and government hospitals that we target and our ability to leverage and grow our existing commercial infrastructure will facilitate our goal of increasing our market penetration.

Obtain FDA approval and launch Dermagraft for the treatment of VLUs in the United States. We are conducting a pivotal trial evaluating Dermagraft for the treatment of VLUs, and we completed enrollment for this trial in November 2010. We intend to pursue the completion of this clinical trial and, if successful, anticipate submitting a supplement to our existing PMA to the FDA in the first quarter of 2012. In the United States, VLUs affect approximately three million people per year and it is estimated that annual treatment costs when using conventional therapy for VLUs are approximately $3 billion. We believe we are well positioned to leverage our existing infrastructure to commercialize Dermagraft for the treatment of VLUs.

Commercialize Dermagraft internationally. We believe the addressable patient population for treating DFUs and VLUs outside the United States is significantly larger than the addressable patient population in the United States. To date, we have successfully gained international marketing approval for Dermagraft for the treatment of DFUs in South Africa, Israel and Singapore. If we successfully complete our VLU clinical trial and related one-year follow-on study, we intend to file a marketing authorization application, or MAA, with the European Medicines Agency, or EMA, for a VLU indication in 2013. If successful, this approval would grant us marketing rights in 30 European countries.

Invest in manufacturing and research and development. We continue to invest in improvements to our manufacturing and quality assurance processes and systems. We also intend to expand our manufacturing capacity, most significantly through the anticipated construction of a second manufacturing facility. In addition, we plan to continue to invest in research and development in order to expand our product portfolio. These efforts include executing our VLU clinical trial and evaluating the use of our products in new therapeutic applications.

Broaden our product portfolio through internal and external development initiatives. We may selectively in-license or acquire complementary products and technologies that will allow us to leverage our commercialization and manufacturing experience. In addition, we are evaluating opportunities to commercialize TransCyte, which has received a PMA from the FDA for the treatment of severe burns, through arrangements with state, federal or international government agencies.

Our Products

Dermagraft

Dermagraft is a regenerative bio-engineered skin substitute made up of human fibroblast cells derived from newborn foreskin tissue and a bioabsorbable mesh scaffold, with a full complement of growth factors and matrix proteins. Dermagraft aids the development of replacement dermal tissue, while simultaneously becoming incorporated into the patient’s dermal layer. When Dermagraft is placed on the DFU, its mesh material is gradually absorbed and the human cells grow and replace the damaged skin. The living cells in Dermagraft produce many of the same growth factors and proteins found in healthy skin, which help replace and rebuild the damaged tissue in the DFU.

Treatment of DFUs

Dermagraft is indicated for use in the treatment of full-thickness DFUs with greater than six weeks duration, which extend through the dermis, but without tendon, muscle, joint capsule or bone exposure. Dermagraft is used in conjunction with conventional therapy and in patients who have adequate blood supply to the injured foot.

Dermagraft was approved in 2001 as a Class III medical device for the treatment of DFUs based on the results of a large pivotal clinical trial. The trial was a prospective, randomized, controlled trial that enrolled 314 patients to evaluate the safety and efficacy of treatment with Dermagraft in conjunction with conventional therapy compared to a control arm of conventional therapy alone. Conventional therapy involved the sharp debridement and cleaning of the ulcer, application of a wet-to-dry gauze and the use of therapeutic, pressure-reducing footwear. Patients were eligible to be screened for the trial if they had a plantar DFU on the heel or forefoot that was greater than 1cm2 and less than 20cm2. At the screening visit, the patients began receiving conventional therapy. If the DFU had not decreased in size by more than 50% during the next two weeks and the patient met all other inclusion and exclusion criteria, the patient was randomized into one of two treatment groups: Dermagraft plus conventional therapy or conventional therapy alone. Patients in the Dermagraft group received a weekly application of Dermagraft and conventional therapy for up to eight weeks. The primary endpoint for the trial was superiority in complete DFU closure by 12 weeks.

In our pivotal clinical trial, the weekly application of Dermagraft and conventional therapy for up to eight weeks increased the proportion of DFUs that achieved 100% closure at 12 weeks by 64%, when compared to the use of conventional therapy alone. Patients treated in the Dermagraft group were 1.7 times more likely to achieve 100% closure than patients receiving conventional therapy alone. These results demonstrated statistically significant improvements when compared to the use of conventional therapy alone. In addition, Dermagraft was safe and well-tolerated. The incidence of adverse events among the Dermagraft and control groups were generally consistent across both groups, with the most common adverse events being infection at the DFU site, infection not at the DFU site, accidental injury and skin dysfunction/blister. However, the percentage of patients who developed an infection at the DFU site was significantly lower in the Dermagraft treatment group as compared with the control group, 10.4% versus 19.9%, respectively. No adverse laboratory findings were associated with the use of Dermagraft and no adverse device effects were reported in the trial. In addition, no immunological responses or rejections from patients that received Dermagraft were reported in this trial or in patients treated to date.

Treatment of VLUs

VLUs affect approximately three million people per year in the United States. Chronic venous insufficiency, varicose veins and chronic venous hypertension of the lower extremities are believed to play major roles in the development of VLUs. These conditions result in reduced blood flow in the legs and an increase in pooling blood and pressure in the veins and capillaries. This increased pressure causes fluid to leak into surrounding tissue. Swelling caused by leaking fluid interferes with the movement of oxygen and nutrients from capillaries, causing damage to the tissue and resulting in the formation of VLUs. VLUs can result in a reduction in the patient’s quality of life due to a significant degree of site pain, social stigma due to smell of the ulcer and reduced mobility. It is estimated that annual treatment costs when using conventional therapy for VLUs are approximately $3 billion in the United States.

Similar to DFUs, conventional therapy for VLUs consists of debriding and cleaning the ulcer and applying a compression dressing. Patients also wear elastic compression stockings to control ambulatory venous pressure and edema and to improve venous flow. Studies have shown that a recurrence of VLUs can occur in up to 70% of patients and is associated with significant disability and costs. Conventional therapy is often inadequate, generally requiring physicians to consider more costly and invasive alternatives, such as surgical intervention or skin grafting.

We are currently conducting a pivotal trial for the use of Dermagraft in the treatment of VLUs, using the same product used to treat DFUs. We have named the on-going pivotal trial DEVO—Dermagraft Efficacy in Venous Leg Ulcer Outcomes. This trial was initiated in 2009 and, in November 2010, we completed enrollment of the 500 patients required by the trial protocol. The trial is a randomized, controlled trial comparing conventional therapy, Profore compression dressing, versus Profore compression dressing in conjunction with Dermagraft. Key inclusion criteria for the trial included:

•	ulcer duration of not less than two months nor longer than two years;

•	ulcer size between 2 and 15 cm2;

•	maximum change in the size of the VLU during a two-week screening process of not more than 40%;

•	patients having a body mass index of not more than 40;

•	patients having a hemoglobin A1c, which is a measure of average blood sugar levels over a period of time, of less than or equal to 8.5; and

•	the ulcer not having decreased in size by 50% or more after two weeks of continued conventional therapy alone.

If these criteria were met, then the patient was randomized to either the Dermagraft treatment group or the Profore control treatment group. The ulcers were treated similarly in both study groups except for the administration of Dermagraft. Patients in the Dermagraft group received up to eight weeks of active treatment, and in some cases, up to an additional eight weeks of treatment with Profore compression dressing alone, followed by 20 additional weeks of medical observation. The primary end point of the study is 100% VLU closure at 16 weeks after initiation of treatment. Assuming the trial is successful, demonstrating a significant benefit due to Dermagraft treatment over conventional therapy, we anticipate submitting a supplement for the VLU indication to our existing PMA in the first quarter of 2012.

International Opportunity

We plan to focus our initial international commercialization efforts in the European Union, although we do not currently have E.U. approval for Dermagraft in any indication. While we are still finalizing our detailed regulatory pathway in Europe, we anticipate using the data generated in our VLU clinical trial to seek approval for the use of Dermagraft to treat this indication in the European Union. In addition to the current 500-patient clinical trial, to meet the EMA requirements for longer term follow-up, we are conducting a follow-on study in which approximately 200 patients from the current VLU clinical trial will be monitored and some of which will continue treatment for up to an additional year. During this additional year, it will be determined whether there are any safety or other issues in patients whose VLUs were previously healed and whether patients who were not previously healed with conventional therapy alone are healed following an additional year of treatment. We anticipate completing this study in 2012 and subsequently submitting the data to the EMA for an MAA in 2013 through the central approval process. If we are successful in obtaining central approval for the Dermagraft VLU indication in the European Union, we believe that such approval may facilitate our ability to obtain supplemental approval to treat DFUs in Europe.

In addition to the European opportunity, we are currently exploring strategies for expansion into Asia, Canada and India. We have obtained approval for Dermagraft for the treatment of DFUs in South Africa, Israel and Singapore, and are exploring commercialization opportunities in these countries.

Manufacturing Process

The complex, proprietary cell-based techniques that we use to manufacture Dermagraft were developed over a 20-year period and required significant capital investment by us and our predecessors. We specially train all of our manufacturing employees to manufacture Dermagraft throughout an initial six-month process due to the unique nature and complexity of the Dermagraft manufacturing process. We plan to continue to make a substantial investment in improvements to our manufacturing and quality assurance processes and systems.

Dermagraft is grown from a master cell bank that was procured from a single neonatal foreskin sourced in 1990. The cell line has been qualified by the FDA and we have performed extensive testing to help ensure the safety of the fibroblast cells in the master cell bank. The cell bank is cryopreserved and from time to time, we remove cells from the master cell bank and create a cryopreserved working cell bank. We then remove and incubate cells from the working cell bank and use a Cellmate Robotic Culture System for seeding, feeding and the expansion of cells. The system is designed to provide lot-to-lot consistency and to reduce the risk of contamination.

We manufacture Dermagraft in a proprietary closed bioreactor system under aseptic conditions. Each bioreactor contains pieces of bioabsorbable mesh, each sealed in a clear, polyvinyl bag. During the manufacturing process, the cells are seeded onto the manifold. We pump cells simultaneously into the system until the cells have filled the entire manifold with cell seeding solution. We rotate manifolds to ensure even distribution of the cell inoculum across the entire surface of the mesh. Manifolds are then placed in an incubator, with tightly controlled temperature and carbon dioxide. We exchange media in the system at regular intervals and monitor glucose consumption throughout the process to assess cell growth during the creation of a three-dimensional cellular matrix. The aggregate time to manufacture Dermagraft is approximately seven weeks from the time that we remove cells from the working cell bank.

We package Dermagraft units for single-use application in a foil pouch and a cardboard box for labeling in which they are then cryopreserved and stored. Once frozen, Dermagraft has a six-month shelf life. Prior to shipment, Dermagraft undergoes a testing and validation process to ensure product viability, safety and quality, which takes approximately five weeks.

We ship Dermagraft frozen, on dry ice, in specially validated and designed shipping containers that help ensure that the product remains frozen for up to four days during the shipping process. Prior to implantation, the administering specialist must thaw, rinse and cut the product to size, if necessary. We ship product from our La Jolla, California facility using third-party carriers that are experienced in cold-chain logistics. Following receipt, customers can return and recycle the shipping containers at no cost to the customer.

Manufacturing Process

TransCyte

TransCyte is a skin replacement product indicated for the treatment of mid-dermal to indeterminate depth, partial-thickness, thermal burn wounds, and is also indicated as a temporary covering for surgically excised full-thickness, third degree and deep partial-thickness, second degree, burns in patients who require such a covering prior to autograft placement, which we collectively refer to as severe burns. TransCyte consists of a polymer membrane and neonatal human cells from the same cell line that we use to manufacture Dermagraft. When applied, this membrane provides a transparent synthetic epidermis that acts as an allogeneic skin replacement for the treatment of severe burns. TransCyte provides a safer and more effective alternative to cadaver skin, which is the current standard of care for these types of burns. TransCyte received a PMA from the FDA for the treatment of severe burns in 1997.

To date we have focused our resources on the commercialization of Dermagraft for the treatment of DFUs and do not currently manufacture or market TransCyte in any territory. We have engaged in discussions regarding potential arrangements with state, federal or international government agencies. Based on the results of these discussions, we may determine that such an arrangement could justify the commercialization of TransCyte.

Manufacturing Facility

We manufacture Dermagraft in a state-of-the-art manufacturing facility located in La Jolla, California. Our facility is FDA-registered, designed to comply with FDA current good manufacturing practice regulations for medical devices, known as the Quality System Regulation, and is ISO 13485 (2003) registered. Key members of our manufacturing team have over 20 years of experience manufacturing cell-based products and created the original protocols for manufacturing Dermagraft and TransCyte.

Within the manufacturing facility is a 15,000 square foot Class 10,000 clean room where we perform all manufacturing operations aseptically inside Class 100 Laminar Flow Work Stations. Adjacent to the clean room are controlled receiving, packaging and storage areas.

Our La Jolla facility has a yearly capacity in excess of 300,000 units of Dermagraft and currently employs over 50 people working solely on the manufacturing process. We believe our current facility has sufficient capacity to meet our near-term needs. We currently operate one manufacturing shift per day, seven days per week. We intend to expand our manufacturing capacity, most significantly through the anticipated construction of a second manufacturing facility. We also continue to invest in improvements to our manufacturing and quality assurance processes and systems.

Commercial Infrastructure

Our in-house commercial team consists of over 150 individuals with extensive experience in the pharmaceutical, biotechnology or medical device industries and is comprised of a direct sales team, a marketing organization and a team of reimbursement specialists and policy professionals. We have focused on establishing a highly-integrated organization that is responsible for expanding the market for Dermagraft. We expect to leverage our existing infrastructure to commercialize Dermagraft for the treatment of VLUs if it receives FDA approval for that indication.

Sales

Our direct sales team consists of more than 100 professionals who are trained in the clinical benefits of Dermagraft and targets hospital-based wound care centers, physician offices, surgery centers and government hospitals. Combined there are over 2,500 identified potential customers in the United States. We intend to increase our DFU market share by increasing sales to our existing customers and expanding our overall customer base.

We are not dependent on any single customer for a material portion of our revenue. Our sales model involves multiple points of contact at each customer, and we believe that it is fully scalable as we continue to increase the number of sales representatives and penetration within each customer.

In the event that we commercialize TransCyte, we expect to focus upon arrangements with state, federal or international government agencies as our customers and therefore do not expect that we would need to employ a separate direct sales force specifically for the commercialization of TransCyte.

Marketing

We believe one of the keys to our commercial success has been our ability to begin establishing a new standard of care among healthcare providers for the treatment of DFUs. Since launching Dermagraft in 2007, our marketing and strategy group has:

•	increased awareness of the significant prevalence, cost, morbidity and mortality associated with DFUs;

•

developed tools, such as community outreach and educational materials, to improve physician and patient understanding and focus on the adverse health consequences of delayed healing of DFUs and emphasize the importance of patients and physicians taking a more proactive role in healing;

•

increased the awareness of the importance of outcomes-based care management, which involves consistent monitoring of the healing process, and the constant reevaluation of treatment modality to assure the most effective treatment is being utilized; and

•	articulated and presented the rationale and body of clinical evidence that supports using Dermagraft earlier in the treatment process for patients who have not demonstrated adequate healing.

We have accomplished this through the use of direct marketing efforts targeted to both physicians and patients, as well as symposia, workshops and sponsored presentations.

In an effort to drive adoption of Dermagraft earlier in the treatment process, in 2009 we launched our “Standard of Care” campaign. This campaign focuses on healthcare providers and highlights scientific data showing that if a DFU has not closed by 50% within the first four weeks of treatment with conventional therapy, there is only a 9% chance the DFU will reach full closure using conventional therapy alone, resulting in numerous negative outcomes for the patient. We believe this information allows us to educate physicians on the benefits of initiating Dermagraft early in the treatment process after initial treatment with conventional therapy alone. In addition, we believe this effort has helped create the market for Dermagraft by demonstrating that conventional therapy alone is generally insufficient to achieve full DFU closure and that a new standard of acceptable clinical outcome is needed.

In addition to focusing on healthcare provider education, in 2008 we launched a patient education campaign branded as Heal2gether, or H2G. The H2G program utilizes community outreach events, a phone support program and social media to establish and educate patients in the following four key areas:

•	Awareness. DFU patients often underestimate how serious the complications can be if a DFU is left untreated.

•	Action. H2G empowers patients to understand there are treatment options available to them if they are willing to take action.

•

Access. Many patients in our research exhibited a feeling of helplessness because they commonly felt they did not have access to treatment options other than what they were currently following. As a result, we decided to provide patients with the tools and education to understand where and how they can access advanced options.

•

Adherence. Once a patient enters a more effective treatment program, one of the major issues identified by physicians is the common lack of adherence to those treatment regimens that will most likely lead to DFU closure. The adherence portion of H2G was designed to help address this need.

Reimbursement

Since launching Dermagraft for the treatment of DFUs in 2007, we have invested significant resources into facilitating the adoption of appropriate coding, coverage and reimbursement for our product. Currently, Dermagraft has coding specific to the product and has coding for its application, and there is extensive coverage with both public and private payors. Up to eight weekly applications of Dermagraft are currently covered for reimbursement by Medicare and most private payors.

Although Dermagraft is regulated in the United States by the FDA as a Class III medical device, it is treated under Medicare Part B by CMS as a biologic. Under Medicare Part B, in the outpatient hospital, ambulatory surgery center and physician office settings, Part B biologics used as skin substitutes are reimbursed separately by CMS because they cannot be self administered by the patient and must instead be administered by a physician. In addition, CMS currently assigns Dermagraft a “K” status indicator under the Hospital Outpatient Prospective Payment System, or HOPPS, which indicates items paid separately as a drug/biologic under HOPPS currently using an average sales price methodology.

Effective as of January 1, 2011, CMS assigned new temporary procedure codes for physicians to bill the application of skin substitutes, including Dermagraft. These new codes are associated with lower payment amounts in 2011 for physician services only and do not, however, affect payments to the outpatient hospital or ambulatory surgery center settings. In its final Medicare Physician Fee Schedule rule released in November 2010, CMS stated that it established these new procedure codes for temporary use while stakeholders work through the usual channels to establish permanent codes that reflect the common clinical scenarios in which all skin substitutes are applied. We cannot be certain that current coverage, coding and reimbursement policies of Medicare and other third-party payors will continue or the extent to which future changes to coverage, coding and reimbursement policies will affect some or all of the procedures that would use Dermagraft.

Our reimbursement team consists of reimbursement specialists and policy professionals. Our reimbursement specialists work hand-in-hand with our sales organization to help educate customers on the proper coding and coverage for Dermagraft. They have extensive experience and training in federal, state and private payor systems and strive to support our customers in all appropriate aspects of Dermagraft reimbursement. Our reimbursement specialists are also supported by an insurance verification hotline that is currently operated on our behalf by a third-party provider. During 2011, we plan to bring this insurance verification capability in-house. Our policy professionals work with federal, state and private payors so that the appropriate officials within these organizations have a thorough understanding of the Dermagraft clinical and safety data, in order to enable these agencies to make educated decisions about appropriate coverage and payment.

Should the FDA approve Dermagraft for the treatment of VLUs, we believe we can leverage existing coding, coverage and reimbursement for the use of regenerative medicine therapies to facilitate the reimbursement process for Dermagraft’s VLU indication.

Research and Development

Our research and development efforts are focused on clinical development, including our VLU clinical trial, and scientific research to enhance and support our manufacturing and quality assurance processes and the exploration of new indications for Dermagraft and new product opportunities. In 2009 and 2010, we spent approximately $7.7 million, or 9.1% of revenue, and approximately $17.1 million, or 11.6% of revenue, respectively, on research and development. As of December 31, 2010, we had over 30 employees directly involved in our research and development efforts. We believe this level of research activity will continue to place us at the forefront of regenerative medicine, while also raising the barrier to entry for other companies that may seek to establish cell-based products.

Competition

The medical device and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Competition in the regenerative medicine industry is particularly intense, due largely to the fact that regenerative medicine products currently compete with both traditional and advanced products, as well as bio-engineered products. Dermagraft for the treatment of DFUs competes against many manufacturers of traditional 510(k)-cleared wound dressings, including Johnson & Johnson, Systagenix Wound Care Limited, Healthpoint, Ltd., ConvaTec Inc., Smith & Nephew plc, Mölnlycke Health Care and The Coloplast Group.

In addition, Dermagraft competes against advanced mechanical technologies, such as Vacuum-Assisted Closure therapy, or VAC. VAC uses a vacuum to remove excess fluid and cellular waste that create inflammation and hinder ulcer healing. Current competitors in the VAC space include Kinetic Concepts, Inc. and Smith & Nephew.

Dermagraft also competes against bio-engineered products, including Apligraf from Organogenesis, Inc. and Regranex from Systagenix Wound Care Limited. However, we believe Dermagraft has advantages over these competing products, including its shelf life of six months, which allows our customers to more effectively manage inventory, which they store in on-site freezers that we provide, and utilize our product when needed. We believe the existence of other regenerative medicine alternatives in the marketplace serves to raise awareness in the clinical and patient community of a new standard of care for DFUs, and that this greater awareness will result in increased overall usage of regenerative medicine therapies for DFUs.

We face competition from a number of sources which may target the same indications as our products, including pharmaceutical companies, biotechnology companies, academic institutions, government agencies and private and public research institutions, many of which have greater financial resources, sales and marketing capabilities, manufacturing capabilities, experience in obtaining regulatory approvals for potential products and other resources than us.

Third-Party Suppliers

While we manufacture Dermagraft exclusively at our La Jolla, California manufacturing facility, we utilize numerous third-party suppliers for the raw materials used in the manufacturing of Dermagraft. These suppliers have been selected for their specific competencies in manufacturing such raw materials. We currently obtain the mesh framework and some of the reagents that we use in the manufacture of Dermagraft from single suppliers, some of which we do not have long-term supply agreements with. As part of our manufacturing improvement efforts, we are seeking to identify and qualify additional suppliers of the raw materials used to manufacture Dermagraft.

We currently source the manifolds that we use in seeding and production of Dermagraft solely from Flextronics Medical Sales and Marketing, Ltd., or Flextronics, pursuant to a manufacturing services agreement that has an initial term that expires in June 2015. The term of the agreement will automatically extend for successive one-year periods, unless either party gives specified written notice before the end of the term that it does not wish to extend the agreement. Either party may terminate the agreement for convenience upon specified prior written notice. In addition, either party may terminate the agreement upon written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified time period or if a force majeure event continues for a specified period of time.

Government Regulation

FDA Regulation

Our products and operations are subject to regulation by the FDA and other federal and state authorities, as well as comparable authorities in foreign jurisdictions which are discussed below. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution of medical devices in the United States to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the Federal Food, Drug, and Cosmetic Act, or the FFDCA. Medical device manufacturers are also inspected regularly by the FDA. In addition, the FDA regulates the import of components used in the manufacture of medical devices in the United States and the export of medical devices manufactured in the United States to international markets. Failure to comply with applicable regulatory requirements may subject us to a variety of administrative or judicially imposed penalties or sanctions and/or prevent us from obtaining or maintaining required approvals or clearances to manufacture and market our products. Such failure to comply with the applicable FDA requirements may subject us to stringent administrative or judicial actions or sanctions, such as agency refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution of products, injunctions, or civil or criminal prosecution.

Under the FFDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulator control needed to ensure safe and effective use. Classification of a device is important because the class to which a device is assigned determines, among other things, the type of application process required for FDA review and clearance or approval to market the device. Class I includes devices with the lowest risk to the patient, and subject to the least regulatory control, while Class III includes devices that pose the greatest risk to the patient, and strictest regulatory control.

The preponderance of our business involves products in Class III.

Class I and Class II Devices

Class I devices are considered low risk devices subject to the least regulatory control. In general, a company can market a Class I device without pre-market clearance by the FDA as long as it adheres to FDA General Controls. Class II devices are medium-risk devices subject to greater regulatory control than Class I devices. Most Class II devices are required to obtain FDA clearance under Section 510(k) of the FFDCA, known as “premarket notification,” before they can be marketed. When compliance with Section 510(k) is required, an applicant must submit to the FDA a premarket notification submission demonstrating that the device is “substantially equivalent” to a predicate device already on the market. A predicate device is either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, for which the FDA has not yet called for the submission of a PMA or another commercially available, or a similar device that was subsequently cleared through the 510(k) process.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant clearance to commercially market the device. If the FDA determines that the device, or its intended use, is not “substantially equivalent” to a previously cleared device or use, the device, or the particular use of the device, is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous premarket approval requirements, or petition to down-classify the device to Class II under the process known as “de novo” or “risk-based classification” review. Moreover, in January 2011 the FDA announced a series of specific action items it intends to take during 2011 concerning its 510(k) program. The FDA issued its recommendations and proposed action items in response to concerns from both within and outside of the FDA about the 510(k) program. Some of these actions may result in additional or new regulatory requirements that could increase the costs or time for manufacturers seeking marketing clearances through the 510(k) process.

Class III Devices

Class III devices are higher-risk devices such as those which support or sustain life or are used invasively in the body or are deemed not substantially equivalent to a previously cleared 510(k) device or device in commercial distribution before May 28, 1976 for which a PMA has not been required. Class III devices are subject to the greatest amount of regulatory control. In general, a Class III device cannot be marketed unless the FDA approves the device after submission of a PMA. The PMA process is more demanding than the 510(k) premarket notification process. A PMA, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, once the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for agency review. The FDA, by statute and by regulation, has 180 days to review a PMA, although the FDA review of an application more often occurs over a significantly longer period of time, and can take up to several years.

As part of its PMA review, the FDA will typically inspect the manufacturer’s facilities and may inspect one or more clinical site where the supporting clinical study was conducted. The facility inspection evaluates the manufacturer’s compliance with Quality System Regulation, which govern design development, testing, control, documentation and other aspects of quality assurance with respect to the design and manufacturing process. An inspection of clinical sites evaluates the performance of the clinical studies for compliance with Investigational Device Exemption, or IDE, requirements described below. During the review period, an FDA advisory committee, typically a panel of clinicians, may be convened to review aspects of the application and recommend to the FDA whether the device is considered safe and effective for its intended use(s) and comment on the device’s risk versus its benefit. The FDA is not bound by the advisory panel recommendations; it may follow some of them, all of them, or none of them when the FDA makes its application decision.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with postapproval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to do additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval.

Class III devices may also be marketed under a Humanitarian Device Exemption, or HDE, for a device intended to benefit smaller patient populations. Such a designation can eliminate the need to file a full PMA supported by human clinical safety and efficacy trials. This is a two-step process. First one must request a Humanitarian Use Device, or HUD, designation for a medical device. The applicant requests the designation for treatment of a rare disease or condition, or a medically plausible subset of a disease or condition. The applicant must demonstrate that the disease or condition involves fewer that 4,000 diagnosed individual case in the United States per year. Within 45 days, the FDA must either approve or reject the request for designation. Once a HUD designation is approved, the sponsor must apply for the HDE. The applicant must show that the device would not be available unless the HDE were granted and that no comparable device, except another HUD, is available to treat the disease or condition. The FDA may request additional clinical or other testing before approving or rejecting the application. Once the HUD device is available for marketing under an HDE, the amount charged for the device cannot exceed the costs of the device’s research, development, fabrication and distribution.

The FDA may revoke a HUD designation if circumstances change. For example, the FDA may revoke the HDE if the number of cases is shown to exceed 4,000 per year, another device becomes commercially available, or the disease or condition is no longer considered a medically plausible subset or indication.

Clinical Trials

One or more clinical trial is almost always required to support a PMA and is sometimes required to support a 510(k) submission. Clinical studies of unapproved or uncleared medical devices or devices being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA regulations. If an investigational device could pose a significant risk to patients or is intended to collect safety or effectiveness information to support a marketing application, the sponsor company must submit an Investigational Device Application, or IDE, to the FDA prior to initiation of the clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. In addition, the study must be approved by an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, labeling, and record-keeping. Acceptance of an IDE application does not give assurance that the FDA will approve the IDE and, if it is approved, the FDA may determine that the data derived from the trials support the safety and effectiveness of the device, warrant the continuation of clinical trials, or does not support the safety and effectiveness of the device. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the FDA’s IDE requirements including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. The clinical investigators in the clinical study are also subject to FDA’s clinical trial regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and record keeping requirements. Additionally, after a trial begins, the FDA or the IRB may withdrawal its respective approval of the IDE application if, among other reasons, it concludes that clinical subjects are exposed to an unacceptable health risk. There can be no assurance that the data generated during a clinical study will meet the safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

Quality System Regulation requirements, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses, and other requirements related to promotional activities;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health; and

•

post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Our manufacturing processes are required to comply with the applicable portions of the Quality System Regulation, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The Quality System Regulation also, among other things, requires maintenance of a device master file, device history file, and complaint files. Our manufacturing facility is subject to periodic scheduled or unscheduled inspections by the FDA. Based on internal audits and FDA inspections, we believe that our facility is in substantial compliance with the applicable requirements of the Quality System

Regulation. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the withdrawal of the product from the market or voluntary or mandatory device recalls. The FDA and authorities in other regions, such as the European Union, can require the recall of device products, or we can voluntary recall a product, in the event of material defects or deficiencies in design or manufacturing. The FDA can also suspend or withdraw our product approvals in the event it determines that continued distribution would cause serious, adverse health consequences or death or, for example, of serious or unanticipated safety or effectiveness concerns.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, that affect the safety or effectiveness of the device, require a PMA supplement. Certain changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed. For 510(k)-cleared devices, modifications that could significantly affect the safety or effectiveness of the device require a new 510(k) submission. We cannot assure you that we will be successful in receiving approvals in the future or that the FDA will agree with our decisions to seek or not to seek approvals, supplements or clearances for particular device changes or modifications. The FDA may require approval or clearances for past or any future modifications or new indications for our existing products. Such submissions may require the submission of additional clinical or preclinical data and may be time consuming and costly, and may not ultimately be cleared or approved by the FDA in a timely manner or at all.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, such as issuing a FDA Form 483 notice of inspectional observations, warning letter, or untitled letter, imposing civil money penalties, suspending or delaying issuance of approvals, requiring product recall, imposing a total or partial shutdown of production, withdrawal of approvals or clearances already granted, and pursuing product seizures, consent decrees or other injunctive relief, and criminal prosecution through the Department of Justice. The FDA can also require us to repair, replace or refund the cost of devices that we manufactured or distributed. If any of these events were to occur, it could materially adversely affect our business.

There are restrictions under U.S. law on the export from the United States of medical devices that cannot be legally distributed in the United States. If a Class I or Class II device does not have 510(k) clearance, and the manufacturer reasonably believes that the device could obtain 510(k) clearance in the United States, then the device can be exported to a foreign country for commercial marketing without the submission of any type of export request or prior FDA approval, if it satisfies certain limited criteria relating primarily to specifications of the foreign purchaser and compliance with the laws of the country to which it is being exported, known as Importing Country Criteria. An unapproved Class III device can be exported if it complies with the criteria discussed above for a 510(k) device and the device has a marketing authorization in one of a list of countries listed in the FFDCA. If an unapproved Class II device is not cleared for marketing in one of the listed countries, a license from the FDA is required in order to export it. We believe that all of our current products that are exported to foreign countries currently comply with these restrictions.

U.S. Anti-kickback, False Claims and Other Healthcare Fraud and Abuse Laws

In the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws apply to manufacturers of products, such as us, with respect to our financial relationship with hospitals, physicians and other potential purchasers or acquirers of our products. The U.S. government has published regulations that identify “safe harbors” (such as the safe harbor for discounts in connection with product sales) or exemptions for certain practices from enforcement actions under the federal anti-kickback statute, and we seek to comply with the safe harbors where possible. Arrangements that do not meet a safe harbor are not necessarily illegal, but rather must be evaluated on their facts. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payers for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. False claims allegations under federal and some state laws may be brought on behalf of the government by private whistleblowers, who then receive a share of any recovery. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the PPACA. A number of provisions of PPACA reflect increased focus on and funding of healthcare fraud enforcement. Although our business is structured to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations.

EEA Regulation

If we successfully complete our VLU clinical trial and related one-year follow-on study, we intend to file an MAA for a VLU indication with the EMA through the central approval process in 2013. If we are successful in obtaining central approval for the Dermagraft VLU indication in the European Union, we believe that such approval may facilitate our ability to obtain supplemental approval to treat DFUs in Europe. In the EEA, which is composed of the 27 Member States of the European Union as well as Norway, Iceland and Liechtenstein, our products are classified as tissue engineered products, which together with gene therapies and somatic cell therapies, are Advanced Therapy Medicinal Products, or ATMPs, falling under the scope of Regulation (EC) No 1394/2007 on Advanced Therapy Medicinal Products, or the Advanced Therapies Regulation. The Advanced Therapies Regulation became applicable across the European Union on December 30, 2008, and provides that tissue engineered products must be authorized by the EMA through a specific procedure, before they can be marketed in the EEA. Under this procedure, the EMA Committee for Advanced Therapies, or CAT, provides an opinion on the quality, safety and efficacy of each product subject to an MAA. This opinion is then sent to the Committee for Medicinal Products for Human Use, or CHMP, which is the committee responsible for human medicines at the EMA. Based on the CAT opinion, the CHMP adopts a recommendation on whether to grant the marketing authorization. This procedure inside the EMA has to be concluded within 210 days from the filing of the application, which period does not include any clock-stops for the application to provide answers to questions from the EMA. The recommendation is then sent to the European Commission for a decision to grant a marketing authorization that will enable the holder to market the product throughout the EEA. In case of an unfavorable opinion by the CHMP the applicant has the possibility of requesting the re-examination of its application. In such cases, the CHMP has 60 days following receipt of the grounds for the request to re-examine the application in consultation with the CAT.

Under the Advanced Therapies Regulation, ATMPs that incorporate as an integral part of the product one or more medical devices and where the cellular or tissue part of the product contains viable cells or tissues, or non-viable cells or tissues whose action upon the human body can be considered as primary to that of the medical device, are classified as Combined ATMPs. To ensure an appropriate level of quality and safety, the medical device part of a combined ATMP must meet the essential requirements laid down in the E.U. Medical Devices Directive (Directive No 93/42/EEC) and the MAA shall include evidence of conformity with the essential requirements. To enable the EMA to verify compliance with the essential requirements, the MAA for the Combined ATMP must include, where available, the results of the assessment of the medical device by an EEA Notified Body. If the results of Notified Body assessment are not available at the time of the submission of the MAA, the EMA will seek an opinion on the conformity of the device part with the essential requirements of the E.U. Medical Device Directives from a Notified Body that is identified in conjunction with the application.

The determination of whether a product is classified as an ATMP or a Combined ATMP is often complex, and the Advanced Therapies Regulations provides companies with the possibility of requesting a scientific recommendation from the EMA with respect to the adequate classification of their product. The EMA must deliver its recommendation after consultation with the European Commission within 60 days after receipt of such request.

The Advanced Therapies Regulation imposes on ATMP marketing authorization holders risk management, and post-authorization follow-up of efficacy and adverse reactions, requirements that may go beyond those required from non-advance therapies medicinal products. Furthermore, the manufacturer has to detail the envisaged measures in this regard in the MAA. Further, the Advanced Therapies Regulation also imposes labeling, packaging, and summary of product characteristic, and traceability, requirements that are specific to ATMPs.

Finally, the Advanced Therapies Regulation mandated the European Commission to draw up, after consultation with the EMA, detailed guidelines on good clinical practices and good manufacturing practices specific to advanced therapy medicinal products, but these guidelines are yet to be adopted. To date, Directive No. 201/20/EC also applies to tissue engineering products and contains some requirements that are stricter than the general requirements for clinical trials for medicinal products.

Intellectual Property

We believe that to have a competitive advantage we must develop, maintain and protect the proprietary aspects of our technologies. We rely on a combination of patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property rights. We require our vendors, employees, consultants and advisors to execute confidentiality agreements. We also require our employees, consultants and advisors who develop intellectual property for us to assign to us their rights to all intellectual property conceived in connection with their relationship with us. We cannot be certain that employees and consultants will abide by the confidentiality or assignment terms of these agreements. In addition, despite measures we take to protect our intellectual property, unauthorized parties might obtain or use information that we regard as proprietary. Any patents or other intellectual property issued to us may be challenged by third parties as being invalid. For further details on these and other risks related to our intellectual property, see “Risk Factors—Risks Related to our Business—Our patents and other intellectual property rights may not adequately protect our products.”

In addition to patents, we also rely on trade secrets, know-how and other unpatented technology. Our key know-how includes the processes and methods that we use to manufacture Dermagraft. We seek to protect such property in part by entering into confidentiality agreements with our vendors, employees, consultants and others who may have access to proprietary information.

Our manufacture and use of Dermagraft and TransCyte is further protected from competition due to the lack of an abbreviated generic pathway within the medical device area for a PMA-approved product, unlike the pathway that exists for drugs under Sections 505(b)(2) and 505(j) of the FFDCA. While the Patent Protection and Affordable Care Act; Public Law No: 111-148 that was signed into law on March 23, 2010 provided the FDA with the flexibility to create a pathway for approval of biogenerics, as well as the ability to grant 12 years of exclusivity for new biologics, these provisions do not apply to PMA-approved products such as Dermagraft and TransCyte, which are categorized as devices. While the Food and Drug Modernization Act of 1997 enacted a six year provision designed to allow the use of data contained in a PMA to support a competitor’s application for a PMA for a similar device, the agency has not yet implemented the use of this provision.

Where appropriate, to protect our intellectual property rights related to our products, we apply for U.S. and foreign patents. As of December 31, 2010, we had 18 issued patents in 18 different countries. Our patents that have been issued or might be issued may not adequately protect our intellectual property rights. Our U.S. patents are typically granted for a term of 20 years from the date a patent application is filed. The actual protection afforded by a foreign patent may vary from country to country, depending upon the laws of such country. Our patents covering cell, skin and tissue culturing, which we use in the manufacturing of Dermagraft, are expected to expire on various dates between 2011 and 2015.

We have also registered and filed applications to register 13 trademarks with the U.S. Patent and Trademark Office and appropriate offices in foreign countries where we do business to distinguish our products from our competitors’ products.

Product History

Dermagraft and TransCyte were originally developed by Advanced Tissue Sciences, Inc., a company founded in 1987. TransCyte received a PMA from the FDA for the treatment of certain types of severe burns in 1997 and Dermagraft received a PMA from the FDA for the treatment of certain types of DFUs in 2001. Smith & Nephew acquired Dermagraft and TransCyte and all related assets from Advanced Tissues Sciences in 2002. In 2006, we acquired Dermagraft and TransCyte and all related assets from Smith & Nephew in an asset purchase transaction. We hold all worldwide commercialization rights to these products.

Legal Proceedings

We are not currently involved in any litigation or proceedings, individually or in the aggregate, that are likely to have a material adverse effect on our business, financial position or results of operations.

Facilities

Our corporate headquarters are currently located in Westport, Connecticut, for which we have a lease until 2011, renewable for an additional three-year term. We lease approximately 89,000 square feet of office, manufacturing and laboratory space in La Jolla, California, of which 56,000 square feet are manufacturing and laboratory space leased through 2021, 20,000 square feet are office space leased until 2013 and an additional 13,000 square feet are office space leased through 2011. Additionally, we lease 5,500 square feet of office and laboratory space in Brentwood, Tennessee under a five-year lease.

We are currently sourcing potential locations for the construction of an additional facility, which we anticipate locating in relatively close proximity to our existing La Jolla facility. We expect to use this second facility for manufacturing additional units of Dermagraft in accordance with the protocols and procedures currently in place at our existing La Jolla facility, and to serve as our new corporate headquarters.

Employees

As of December 31, 2010, we had approximately 350 employees, including a commercial team of over 150 sales, marketing, reimbursement and policy professionals, a manufacturing team of over 50 employees and a research and development team of over 30 employees. We currently operate exclusively in the United States. We have never had a work stoppage and none of our employees are represented by a labor union. We believe our relationship with our employees is satisfactory.

Insurance

We maintain property insurance and general, commercial and product liability policies in amounts we consider adequate and customary for a business of our kind. However, because of the nature of our business, we cannot ensure that we will be able to maintain insurance on a commercially reasonably basis or at all, or that any future claims will not exceed our insurance coverage.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors, as of February 1, 2011:

Name	Age	Position
Kevin Rakin	50	Chairman and Chief Executive Officer
Kevin C. O’Boyle	54	Senior Vice President and Chief Financial Officer
Dean Tozer	43	Senior Vice President, Corporate Development
Keith O’Briant	45	Senior Vice President, North American Sales
Kathy McGee	45	Senior Vice President, Operations
Stephen Bloch, M.D. (1)(2)(3)	48	Director
David R. Dantzker, M.D. (3)(4)	67	Director
Joseph (Skip) Klein (1)	49	Director
Gary J. Kurtzman, M.D. (2)	56	Director
Carol D. Winslow (1)(2)	56	Director

(1)	Member of our Audit Committee

(2)	Member of our Compensation Committee

(3)	Member of our Nominating and Corporate Governance Committee

(4)	Lead independent director

Executive Officers

Kevin Rakin has served as our Chairman and Chief Executive Officer since February 2007. From January 2006 until February 2007, he served as interim Chief Executive Officer as well as an executive-in-residence at Canaan Partners. Previously, Mr. Rakin was a founder and President & Chief Executive Officer of Genaissance Pharmaceuticals, Inc., a publicly-held pharmacogenomics company, until its merger with Clinical Data, Inc. in October 2005. He currently serves as a board member of Ipsogen SA and on the executive committee of Connecticut United for Research Excellence (CURE), Connecticut’s bioscience cluster. Mr. Rakin previously served as a board member of Vion Pharmaceuticals, Inc., OMRIX Biopharmaceuticals Ltd. and Clinical Data, Inc. Mr. Rakin holds an M.B.A. from Columbia University and received an M.S. in Finance and a B.S. in Business from the University of Cape Town. Having served as our Chief Executive Officer since February 2007, Mr. Rakin’s extensive knowledge of our business, history and culture, as well as over 20 years experience in the biotechnology industry, including holding executive leadership roles at numerous biotechnology companies, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Kevin C. O’Boyle has served as our Senior Vice President and Chief Financial Officer since December 2010. From January 2004 until December 2009, Mr. O’Boyle served as the Chief Financial Officer of NuVasive, Inc., a publicly-held medical device firm focused on spinal applications. Prior to that time, Mr. O’Boyle served in various positions during his seven years with Clarient, Inc., formerly known as ChromaVision Medical Systems, Inc., a publicly-held medical device company specializing in the oncology market, including as its Chief Financial Officer and Chief Operating Officer. Mr. O’Boyle also held various positions during his six years with Albert Fisher North America, Inc., a publicly-held international food company, before it was sold in 1996, including Chief Financial Officer and Senior Vice President of Operations. Mr. O’Boyle currently serves on the boards of GenMark Diagnostics, Inc., a publicly-held molecular diagnostics company, and Tornier N.V., a publicly-held global orthopedics company. Mr. O’Boyle received his B.S. in Accounting from the Rochester Institute of Technology and completed the Executive Management Program at the University of California, Los Angeles, Anderson School of Management.

Dean Tozer has served as our Senior Vice President, Corporate Development since May 2009. Mr. Tozer joined us in June 2006 as Vice President of Marketing & Corporate Development. Prior to joining us, Mr. Tozer was a consultant to the biopharmaceutical industry assisting start-up organizations in developing marketing and commercialization strategies for both pharmaceutical products and biomedical devices. Preceding his consulting career, he spent ten years in the global pharmaceutical industry, primarily with G.D. Searle & Company, a division of Monsanto, where he had a wide variety of roles in global marketing, sales, business redesign and accounting and finance. Mr. Tozer also serves as an officer and board member of the Alliance for Regenerative Medicine, a non-profit organization. He holds a Bachelor of Commerce degree from Saint Mary’s University in Halifax, Canada.

Keith O’Briant has served as our Senior Vice President, North American Sales since May 2009. Mr. O’Briant joined us in October 2006 as Vice President of Sales, to which he brought over 17 years of healthcare sales experience. Prior to joining us, Mr. O’Briant held a variety of sales-related leadership roles with Pfizer, Inc. Most recently, he served as a Sales Director leading a group of ten district managers and more than 100 sales representatives. Mr. O’Briant holds a B.A. in Business from the University of Louisiana.

Kathy McGee has served as our Senior Vice President, Operations since January 2011. Prior to serving in that role, she served as our Vice President and General Manager. She joined us in May 2006 as Executive Director of Operations when we purchased the Dermagraft and TransCyte related assets from Smith & Nephew plc. Previously, Ms. McGee served for four years as Director of Manufacturing at Smith & Nephew. Prior to joining Smith & Nephew, Ms. McGee began her career at Advanced Tissue Sciences, Inc., where she held numerous positions in manufacturing and quality control. Ms. McGee has been involved in the medical device industry, with a focus on tissue engineered medical devices, since 1992. She holds an M.A. in Management from Webster University and a B.S. in Chemistry and Mathematics and a Higher Diploma, with honors, in Education from National University of Ireland, Galway.

Directors

Stephen Bloch, M.D. is a General Partner with Canaan Partners and has been with the firm since 2002. His investment interests include biopharmaceutical, diagnostic, medical device and healthcare infrastructure companies. Dr. Bloch also currently serves as a board member of Liquidia Technologies, Inc., Cylex, Inc., Marinus Pharmaceuticals, Inc. and DICOM Grid LLC. Dr. Bloch also previously served as a board member of Amicus Therapeutics, Inc., OmniSonics Medical Technologies, Inc. and Viacor, Inc. Prior to joining Canaan, he founded Radiology Management Sciences, Inc., where he served as Chief Executive Officer from 1994 until 2001, and was a co-founder of TeleRad, Inc., a teleradiology services company. Dr. Bloch received his M.D. from the University of Rochester, School of Medicine, his M.A. in History of Science from Harvard University, and his A.B. in History from Dartmouth College. Dr. Bloch’s significant experience at the board level with biotechnology companies and as a venture capitalist in the biotechnology and medical device industries, his extensive expertise in the evaluation of financing alternatives and strategic planning for medical device companies and substantial executive leadership skills, contributed to our board of directors’ conclusion that he should serve as a director of our company.

David R. Dantzker, M.D. has been a General Partner at Wheatley Partners, LP since 2001, where he manages Wheatley’s Medical Technology and Healthcare investments. He has served on the faculty and in leadership positions of four major research-oriented medical schools. From 2000 until 2001, Dr. Dantzker served as Chief Executive Officer of Redox Pharmaceuticals Corporation. Dr. Dantzker served as President of North Shore-LIJ Health System, a large academic health system, from 1997 until 2000. He also co-founded The Feinstein Institute for Medical Research. From 1993 until 1997, Dr. Dantzker served as President and Chief Executive Officer of the Long Island Jewish Medical Center. He also previously served as Chair of the American Board of Internal Medicine. Dr. Dantzker currently serves as a board member of Comprehensive NeuroScience, Inc., OLIGOMERIX, Inc., Visionsense Ltd. and Physicians for Human Rights. He previously served as a board member of NovaRay Medical, Inc., Valera Pharmaceuticals, Inc., Agilix Corporation, Versamed Medical Systems, Inc., before it was acquired by GE Healthcare, Neuro-Hitech, Inc. and Datascope Corp., before it was acquired by the MAQUET Getinge Group. Dr. Dantzker holds an A.B. in Biology from New York University and received his M.D. from the State University of New York at Buffalo, School of Medicine. Dr. Dantzker’s 30 years of experience in the medical technology industry, his experience as a venture capitalist focused in the medical technology industry and his substantial leadership skills contributed to our board of directors’ conclusion that he should serve as a director of our company.

Joseph (Skip) Klein is currently Managing Director of Gauss Capital Advisors, LLC, a financial consulting and investment advisory firm focused on biopharmaceuticals, which he founded in March 1998. From September 2003 to December 2008, Mr. Klein also served as a Venture Partner of Red Abbey Venture Partners, LP. From September 2001 to September 2002, Mr. Klein was a Venture Partner of MPM Capital Management, LLC, a healthcare venture capital firm. From June 1999 to September 2000, Mr. Klein served as Vice President of Strategy and Corporate Development for Medical Manager Corporation, a developer of physician office management information systems, before it merged with WebMD Corporation. From 1989 to 1998, Mr. Klein was a healthcare investment analyst at T. Rowe Price Associates, Inc., where he was the founding portfolio manager of the T. Rowe Price Health Sciences Fund. Mr. Klein currently serves on the board of directors of Isis Pharmaceuticals, Inc. and Savient Pharmaceuticals, Inc., as well as on the board of private and non-profit entities. Mr. Klein also serves on the board of directors of Prospector Funds, Inc., an SEC-registered investment company. Mr. Klein previously served on the board of directors of BioMarin Pharmaceutical Inc., Clinical Data, Inc., NPS Pharmaceuticals, Inc., OSI Pharmaceuticals, Inc. and PDL BioPharma, Inc. Mr. Klein received a B.A. in Economics from Yale University and an M.B.A. from the Graduate School of Business at Stanford University. Mr. Klein’s extensive experience as an investment analyst and mutual fund manager focused in the life sciences industry and significant experience serving as a director for various public companies contributed to our board of directors’ conclusion that he should serve as a director of our company.

Gary J. Kurtzman, M.D. is Managing Director and Senior Vice President of the Life Sciences Group at Safeguard Scientifics, Inc., a publicly-held provider of growth capital for life sciences and technology companies. Dr. Kurtzman has been an executive at Safeguard Scientifics since 2006. Dr. Kurtzman currently serves on the board of directors for Alverix, Inc., NuPathe Inc., Garnet BioTherapeutics, Inc., Good Start Genetics, Inc. and Tengion, Inc. Dr. Kurtzman was previously Managing Director and Chief Operating Officer of BioAdvance, an early stage life sciences investor, and held various positions at Pluvita Corporation, Genovo, Inc., Avigen, Inc. and Gilead Sciences, Inc. He also previously served on the board of directors for Avid Radiopharmaceuticals, Inc. and Molecular Biometrics, Inc. Dr. Kurtzman is currently a lecturer in healthcare entrepreneurship at The Wharton School of the University of Pennsylvania. Dr. Kurtzman received his B.A. from Stanford University and his M.D. from Washington University and completed his post-doctoral training at the National Heart, Lung and Blood Institute and Stanford University. Dr. Kurtzman’s extensive expertise in strategic planning for life sciences and technology companies, significant experience serving as a director for various life sciences companies, substantial executive leadership skills and strong scientific background contributed to our board of directors’ conclusion that he should serve as a director of our company.

Carol D. Winslow is a founder and a Principal of Channel Medical Partners, a venture capital firm focused on investing in medical technology and diagnostics companies, a position she has held since 1999. She is also a founder and President of MedTech Value Creation Strategies Group, a medical and diagnostic technology consulting firm. From 1996 until 1998, Ms. Winslow was a Managing Director and Senior Medical Device Analyst at Jefferies & Company, Inc. Prior to that, Ms. Winslow was the Senior Medical Device Analyst at Vector Securities International, Inc. and Dain Bosworth Incorporated, from 1990 until 1996 and from 1988 until 1990, respectively. From 1979 to 1988, Ms. Winslow held a variety of management positions with Medtronic, Inc. She has served on the boards of directors of several private and public medical technology companies in Channel’s investment portfolio, including Alsius Corporation, before it was acquired by Zoll Medical Corporation, and Northstar Neuroscience, Inc., and currently serves on the board of the American Refugee Committee, a non-profit organization. Ms. Winslow received her B.A. from Mount Holyoke College and an M.B.A. from the University of Minnesota. Ms. Winslow’s more than 30 years of experience in the medical technology industry, her membership on other companies’ boards of directors and her significant experience in evaluating companies in the medical technology industry contributed to our board of directors’ conclusion that she should serve as a director of our company.

Board of Directors

Composition and Election of Directors

Our board of directors is currently authorized to have up to nine members and is currently composed of five non-employee members and our current Chief Executive Officer, Kevin Rakin. Each of our non-employee directors, Stephen Bloch, M.D., David R. Dantzker, M.D., Joseph (Skip) Klein, Gary J. Kurtzman, M.D. and Carol D. Winslow, is independent within the meaning of the independent director standards of the Securities and Exchange Commission, or SEC, and the Nasdaq Stock Market, or Nasdaq.

All of the current directors were elected pursuant to the board composition provisions of an investor rights agreement among our company and individuals and entities that, as of January 1, 2011, held all of the outstanding shares of our convertible preferred stock. Upon the completion of this offering, the board composition provisions of the investor rights agreement will terminate and there will be no further contractual obligations regarding the election of directors.

In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the completion of this offering, the board will be divided into three classes, with the classes serving for staggered three-year terms. The initial members of the classes will be as follows:

•	the class I directors will be Drs. Bloch and Kurtzman and their terms will expire at the annual meeting of stockholders to be held in 2012;

•	the class II directors will be Mr. Klein and Ms. Winslow and their terms will expire at the annual meeting of stockholders to be held in 2013; and

•	the class III directors will be Dr. Dantzker and Mr. Rakin and their terms will expire at the annual meeting of stockholders to be held in 2014.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors.

Board Leadership Structure

Our board of directors is currently chaired by Mr. Rakin, who is also our Chief Executive Officer. Our board of directors believes that Mr. Rakin’s service as both Chairman and Chief Executive Officer is in the best interests of our company and our stockholders. Mr. Rakin possesses detailed and in-depth knowledge of the issues, opportunities and challenges we face, and we believe he is the person best positioned to develop agendas that ensure that our board of directors’ time and attention is focused on the most critical matters. Our board of directors believes that his combined role enables decisive leadership, ensures clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders, employees and customers.

Our board of directors appointed Dr. Dantzker as the lead independent director to help reinforce the independence of the board of directors as a whole. The position of lead independent director has been structured to serve as an effective balance to a combined Chief Executive Officer and Chairman role. As the lead independent director, Dr. Dantzker is empowered to, among other duties and responsibilities, review and provide input on the agendas for meetings of the board of directors, chair executive sessions in the absence of the Chairman, serve as a liaison between the Chairman and the independent directors and serve as an independent point of contact for management and others wishing to communicate to the board of directors other than through the Chairman. As reinforcement of the importance of an independent board of directors, the independent directors routinely meet outside the presence of our management, including Mr. Rakin. For all of these reasons, the board of directors believes that the lead independent director can help ensure the effective independent functioning of the board of directors in its oversight responsibilities.

Risk Oversight

Our board of directors has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee manages risks associated with the independence of the board, corporate disclosure practices, and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Diversity

Our nominating and corporate governance committee is responsible for reviewing with the board of directors the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, takes into account many factors, including: personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly-held company; commercialization experience in large pharmaceutical companies; strong finance experience; experience relevant to our industry; experience as a board member of another publicly-held company; diversity of expertise and experience in substantive matters pertaining to our business relative to other board members; diversity of background and perspective; and practical and mature business judgment. The board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of our business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Committees

The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees as it deems necessary or appropriate from time to time to facilitate the management of our business.

Audit Committee

The members of the audit committee are Mr. Klein, Dr. Bloch and Ms. Winslow, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the SEC and Nasdaq. Mr. Klein chairs the audit committee. Each of the members of our audit committee satisfies the requirements for financial literacy under the current requirements of the Nasdaq Marketplace Rules. The board of directors has determined that Mr. Klein is an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. The audit committee’s responsibilities include, among other things:

•	appointing and assessing the independence, qualifications and performance of our registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

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reviewing and discussing the results of our annual audit and the review of our quarterly unaudited financial statements and related disclosures with management and the registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing and monitoring compliance with our code of business conduct and ethics;

•	reviewing with management and our auditors any earning announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, registered public accounting firm and management;

•	reviewing and approving or ratifying any related-person transactions; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

Compensation Committee

The members of the compensation committee are Drs. Bloch and Kurtzman and Ms. Winslow. Dr. Kurtzman chairs the compensation committee. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, and satisfies the Nasdaq independence requirements. The purpose of the compensation committee is to assist our board of directors in determining the development plans and compensation for our executive officers and directors and recommend these plans to our board. Specific responsibilities of the compensation committee include, among other things:

•	reviewing our compensation philosophy, including our policies and strategy relative to executive compensation;

•	reviewing and approving the compensation of our Chief Executive Officer and other executive officers;

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reviewing, approving and administering our benefit plans and the issuance of stock options and other awards under our equity incentive plans (other than any such awards that must be approved by the full board);

•	reviewing and making recommendations to the board with respect to director compensation;

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reviewing and discussing with management our compensation discussion and analysis to be included in our annual proxy report or annual report on Form 10-K and producing the report that the SEC requires in our annual proxy statement;

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overseeing our assessment of, including reviewing reports from management or outside advisors with respect to, whether our compensation programs and policies are reasonably likely to encourage excessive risk-taking by any employee that could reasonably be expected to have a material adverse effect on us;

•	reviewing and discussing any disclosure in our annual proxy statement regarding risks related to our compensation programs and policies; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Drs. Bloch and Dantzker, each of whom our board of directors has determined satisfies the Nasdaq independence requirements. Dr. Bloch chairs this committee. The purpose of our nominating and corporate governance committee is to assist our board of directors by indentifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. Our nominating and corporate governance committee’s responsibilities include, among other things:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	administering a policy for considering stockholder nominees for election to our board of directors;

•	evaluating and recommending individuals qualified to become members of the board of directors;

•	developing guidelines for board compensation;

•	developing and recommending to the board corporate governance principles;

•	overseeing our board of directors’ performance and self-evaluation process; and

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reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee and its members, including compliance of the nominating and corporate governance committee with its charter.

Compensation Committee Interlocks and Insider Participation

None of the executive officers serves, or served during 2010, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers serving as members of our board of directors or compensation committee. None of the members of the compensation committee has ever been one of our employees.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we expect to adopt a code of business conduct and ethics that applies to our officers, directors and employees. We expect that our code of business conduct and ethics will be available on our website at www.abh.com upon the completion of this offering. We intend to disclose any amendments to the code, or waivers to its requirements, on our website.

Corporate Governance Guidelines

Prior to the completion of this offering, we expect that the board of directors will adopt corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and stockholders. These guidelines would establish a framework for the conduct of the board’s business and, in particular, provide that:

•	the board’s principal responsibility is to oversee the management of our company;

•	a majority of the members of the board shall be independent directors;

•	the independent directors shall meet regularly in executive session;

•	directors shall have full and free access to management and, as necessary and appropriate, independent advisors;

•	new directors shall participate in an orientation program and all directors will be expected to participate in continuing director education on an ongoing basis; and

•	at least annually, the board and its committees shall conduct self-evaluations to determine whether they are functioning effectively.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective upon the closing of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors and officers will not be indemnified for any of the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also will provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification.

We have entered, and expect to continue to enter, into indemnification agreements with our directors, executive officers and other employees as determined by our board of directors, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to this registration statement.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened or pending litigation that may result in claims for indemnification by any director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis provides information about the material components of our executive compensation program for our “named executive officers,” consisting of the following persons:

•	Kevin Rakin, our Chief Executive Officer and Chairman;

•	Kevin C. O’Boyle, our Senior Vice President and Chief Financial Officer;

•	Dean Tozer, our Senior Vice President, Corporate Development;

•	Keith O’Briant, our Senior Vice President, North American Sales; and

•	Kathy McGee, our Senior Vice President, Operations.

Specifically, this compensation discussion and analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide to our named executive officers. In addition, we explain how and why the compensation committee and our board of directors arrived at specific compensation policies and decisions involving our named executive officers during the fiscal year ended January 1, 2011. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

Our compensation program is overseen and administered by the compensation committee of our board of directors, which currently is comprised of Gary Kurtzman, M.D., who serves as the Chairman, Stephen Bloch, M.D. and Carol Winslow. Each of Dr. Kurtzman, Dr. Bloch and Ms. Winslow qualify as (1) an “independent director” under the rules of The Nasdaq Stock Market, (2) a “non-employee director,” as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (3) an “outside director” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Objectives and Principles of Our Executive Compensation

The guiding principle in the development of our executive compensation strategy is to create and nurture a pay-for-performance culture. The compensation committee believes that compensation paid to the named executive officers should be closely aligned with company and individual performance on both a short-term and long-term basis. Following this philosophy, the compensation committee has established a set of objectives for our executive compensation program. These objectives are as follows:

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Compensation should be market competitive. Our executive compensation program is designed to provide competitive compensation relative to the labor markets for our executives while maintaining fiscal responsibility for our stockholders, allowing us to attract and retain the best and most talented employees.

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Compensation should support our business strategy. Our compensation program is designed to align named executive officer compensation with our corporate strategies, business objectives and the long-term interests of our stockholders by rewarding successful execution of such strategies and objectives.

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Compensation should reward performance. A portion of our named executive officers’ total compensation opportunity is variable and dependent upon the achievement of corporate objectives and individual performance on an annual basis.

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Compensation should be aligned with stockholders’ interests. Our executive compensation program also seeks to reward our named executive officers for increasing our stock price over the long term and maximizing stockholder value by providing a portion of total compensation opportunities for our named executive officers in the form of direct ownership in our company through stock options.

There are three main elements of total compensation for our named executive officers: base salary, annual cash bonus and long-term equity awards in the form of stock options. Our named executive officers are also eligible for other elements of compensation, including health and retirement benefits. To the extent that we provide our named executive officers with any perquisites or benefits beyond those provided to all other employees, we expect that such arrangements will be limited in scope. All of these elements are considered by the compensation committee in setting the terms of executive compensation. We also provide our named executive officers with severance and change in control arrangements. These agreements are described below under “—Employment Agreements.”

Our executive compensation program combines these short-term and long-term and cash and non-cash components in amounts and proportions that we believe are most appropriate to incentivize and reward our named executive officers for achieving our objectives. Our current compensation programs reflect our corporate growth and our venture-backed origins in that they consist primarily of salary and stock options for our named executive officers. We strive to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. Any apportionment goal is not applied rigidly and does not control our compensation decisions, and our compensation committee does not have any policies for allocating compensation between long-term and short-term compensation or cash and non-cash compensation.

We anticipate increasing the flexibility and elements of our compensation structure going forward, while striving to maintain transparency, simplicity and a clear pay-for-performance orientation. As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require, and we will review executive compensation annually.

Compensation Determination Process

The compensation committee of our board of directors develops, reviews and approves each of the elements of the executive compensation program of our company as a whole and for our named executive officers individually, although the full board of directors still makes certain compensation decisions with respect to our named executive officers when the compensation committee deems it to be appropriate. The compensation committee also regularly assesses the effectiveness and competitiveness of our compensation programs.

Generally in the first quarter of each year, the compensation committee reviews the performance of each of our named executive officers during the previous year. At this time the compensation committee also reviews our performance relative to the corporate performance objectives set for that year and makes the final bonus payment determinations based on our performance and the compensation committee’s evaluation of each named executive officer’s individual performance for the prior year. In connection with this review, the compensation committee also reviews and adjusts, as appropriate, annual base salaries for our named executive officers and grants, as appropriate, additional stock option awards to our named executive officers and certain other eligible employees for the coming fiscal year.

Role of Named Executive Officers in Compensation Decisions

For named executive officers other than our Chief Executive Officer, our compensation committee has historically sought and considered input from our Chief Executive Officer regarding such named executive officers’ responsibilities, performance and compensation. Specifically, our Chief Executive Officer recommends base salary increases and equity award levels that are used throughout our compensation plans, and advises our compensation committee regarding the compensation program’s ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our Chief Executive Officer believes are qualitatively commensurate with an executive officer’s individual qualifications, experience, responsibility level, functional role, knowledge, skills and individual performance, as well as our company’s performance. Our compensation committee considers our Chief Executive Officer’s recommendations, and approves the specific compensation for all the executive officers. Our compensation committee also relies on the experience of our directors affiliated with venture capital firms, which have representatives on the board of directors of numerous private companies, in determining and approving the specific compensation amounts.

Our compensation committee meets in executive session, and our Chief Executive Officer does not attend compensation committee discussions where recommendations are made regarding his compensation. Our Chief Executive Officer does not provide input into setting his level of pay, which is under the purview of the compensation committee and board of directors. He also abstains from voting in sessions of the board of directors where the board of directors acts on the compensation committee’s recommendations regarding his compensation.

Role of Compensation Consultant and Comparable Company Information

Our compensation committee has the authority to engage the services of outside consultants to assist it in making decisions regarding the establishment of our compensation programs and philosophy. Our compensation committee has retained Radford, an Aon Hewitt Company, as its compensation consultant since 2009 to advise the compensation committee in matters related to executive and director compensation and to assist the compensation committee with a review of competitive compensation practices of comparable companies, as further described below. Radford has not provided any other services to us beyond its engagement as an advisor to the compensation committee on executive and director compensation matters.

In September 2009, Radford provided advice to the compensation committee with respect to competitive practices and the amounts and nature of compensation paid to executive officers in comparable companies. Radford also advised on, among other things, our executive severance and change in control arrangements and determining the appropriate levels of salary and bonus awards for our named executive officers.

In connection with Radford’s September 2009 engagement, and based on the recommendation of Radford, the compensation committee adopted a peer group of companies for purposes of making 2010 base salary and target bonus compensation decisions for our named executive officers. This peer group of companies was chosen from both the medical device and biotechnology industries because our business requires skill sets from both industries and it was not selected on the basis of executive compensation levels. The specific attributes used to develop the peer group included:

•	companies with a similar industry focus;

•	companies with annual revenue between $10,000,000 and $450,000,000;

•	companies with market valuations between $120,000,000 and $1,500,000,000;

•	companies with headcount generally between 200 to 600 employees; and

•	companies that are profitable or nearing profitability.

The peer group for 2010 was comprised of following companies:

• Abiomed, Inc.	• Kensey Nash Corporation

• Alphatec Holdings, Inc.	• Meridien Bioscience, Inc.

• Auxilium Pharmaceuticals, Inc.	• Micrus Endovascular Corporation

• Clarient, Inc.	• NuVasive, Inc.

• Conceptus, Inc.	• Orthovita, Inc.

• Cubist Pharmaceuticals, Inc.	• Osiris Therapeutics, Inc.

• Emergent BioSolutions, Inc.	• RTI Biologics, Inc.

• Enzon Pharmaceuticals, Inc.	• SurModics, Inc.

• Exactech, Inc.	• Synovis Life Technologies, Inc.

• Harvard Bioscience, Inc.	• ViroPharma Incorporated

Although the peer group data is collected for executive compensation review purposes, the peer group compensation data is limited to publicly available information and therefore does not necessarily provide comparisons for all officers by position as is offered by more comprehensive survey data, which has the advantage of including data on executive positions beyond what is available in public filings. In addition, the pool of senior executive talent from which the company draws and against which it compares itself extends beyond the immediate peer group and is represented by the survey data. As a result, the compensation committee uses a combination of industry survey data and peer group data to analyze the overall competitiveness of the company’s compensation. In light of this, and in connection with this review in September 2009, Radford also provided our compensation committee with competitive market data obtained from the following compensation surveys:

•

Radford Global Life Sciences Pre-IPO Survey—the scope of the data included from this survey was private life sciences companies located throughout the United States with more than $80 million of invested capital.

•	Dow Jones Venture One Compensation Pro Survey—the scope of the data included from this survey was private, later stage biotechnology and medical device companies located throughout the United States.

•

Radford Executive Survey Suite—the scope of the data included from this survey was public and private medical device companies with annual revenues between $0 million and $500 million and public and private biotechnology and pharmaceutical companies with annual revenues between $50 million and $400 million and less than 500 employees.

In December 2010, based on the recommendation of Radford, our compensation committee adopted a revised peer group of companies for purposes of making 2011 compensation decisions for our named executive officers. Again, the peer group was not selected on the basis of executive compensation levels. The specific attributes used to develop the peer group included:

•	companies with a similar industry focus;

•	companies with annual revenue between $50,000,000 and $550,000,000;

•	companies with market valuations between $250,000,000 and $2,000,000,000;

•	companies with annual revenue growth in excess of 15%;

•	companies with headcount generally between 150 and 1,200 employees; and

•	companies that are profitable or nearing profitability.

Our peer group for 2011 is comprised of following companies:

• AngioDynamics, Inc.	• Insulet Corporation

• Clarient, Inc.	• Micrus Endovascular Corporation

• Conceptus, Inc.	• Natus Medical, Inc.

• Cubist Pharmaceuticals, Inc.	• NuVasive, Inc.

• DexCom, Inc.	• NxStage Medical, Inc.

• Emergent BioSolutions, Inc.	• Quidel Corporation

• Exactech, Inc.	• SurModics, Inc.

• Genomic Health, Inc.	• Thoratec Corporation

• Genoptix, Inc.	• ViroPharma, Inc.

• Ikaria, Inc.	• Volcano Corporation

In December 2010, Radford also provided our compensation committee with updated competitive market data obtained from the following compensation surveys for the reasons described above:

•

Radford Global Life Sciences Compensation Survey—the scope of the data included from this survey was public biotechnology and pharmaceutical companies located throughout the United States, with between 200 and 800 employees, which consisted of 39 companies with a median revenue of $128 million and a median headcount of 346 employees. This survey was given a 20% weighting.

•

Radford Survey Suite—the scope of the data included from this survey was medical device companies with annual revenues between $50 million and $500 million, which consisted of 28 companies with median revenue of $136 million and a median headcount of 383 employees. This survey was given an 80% weighting.

With respect to the foregoing survey data not relating to our 2010 and 2011 peer groups that was reviewed by the compensation committee, the identities of the individual companies included in the surveys were not provided to the compensation committee, and the compensation committee did not refer to individual compensation information for such companies. Instead, the compensation committee only referred to the statistical summaries of the compensation information for the companies included in such surveys.

We believe that by utilizing both publicly available peer group data and the survey data from the published surveys described above, we are able to develop the best set of competitive data for use in making compensation decisions. Note that throughout this discussion, any reference to pay positioning refers to an approximate average of the peer group and the survey data sets unless specifically stated otherwise.

While we believe that comparisons to market data are a useful tool, we do not believe that it is appropriate to establish executive compensation levels based solely on a comparison to market data. Historically, while competitive market compensation paid by other companies is reviewed by the compensation committee, the compensation committee does not attempt to set compensation at a certain target percentile within the market comparison group or otherwise rely entirely on that data to determine named executive officer compensation. Instead, compensation information for the market comparison group has been used by the compensation committee to incorporate flexibility into our compensation programs and in the assessment process to respond to and adjust for the evolving business environment and other factors described above. The compensation committee relies upon the judgment of its members in making executive compensation decisions, after reviewing the following factors:

•	our performance against corporate objectives for the previous year;

•	value of the executive’s unique leadership and other skills and capabilities to support our long-term performance;

•	historical compensation versus performance;

•	status relative to similarly-situated executives from our comparison group or from compensation surveys; and

•	the executive’s performance generally for the previous year.

We do not yet have a formal policy to adjust or recover awards or payments if the relevant performance measures upon which they are based are restated or are otherwise adjusted in a manner that would otherwise reduce the size of the initial payment or award.

The compensation levels of the named executive officers reflect to a significant degree their varying roles and responsibilities. Mr. Rakin, in his role as the Chairman and Chief Executive Officer, had the greatest level of responsibility among our named executive officers and, therefore, received the highest level of pay. This is also consistent with competitive practices among our peer group companies.

Components of Our Executive Compensation Program

Base Salary. Our compensation strategy has been to secure the talent we need in a way that carefully manages our cash resources. As a general matter, the base salary for each named executive officer is initially established through negotiation at the time the officer is hired, taking into account the officer’s qualifications, experience, prior salary and competitive salary information and internal pay equity comparisons. Salaries are reviewed on an annual basis by our compensation committee, taking into account the factors described above. Salaries are also reviewed in the case of promotions or other significant changes in responsibilities. No formulaic base salary increases are provided to the named executive officers.

In February 2010, our compensation committee increased base salaries for three of our named executive officers: Messrs. Tozer and O’Briant and Ms. McGee. The compensation committee made these adjustments after considering the factors described above and reviewing information regarding base salaries among our market comparison group prepared by Radford. Mr. Rakin did not receive a base salary adjustment in 2010 because it was determined to be competitively positioned as well as appropriate relative to the base salaries of our other named executive officers.

Named Executive Officer	2009 Base Salary	2010 Base Salary	Percentage Increase
Dean Tozer	$230,000	$245,000	6.5%
Keith O’Briant	$230,000	$240,000	4.3%
Kathy McGee	$185,600	$208,000	12.1%

Following the foregoing adjustments, when compared to competitive practices, the base salaries of our named executive officers fell between the 25th and 50th percentiles of our market comparison group at the time of such adjustments, a range identified by the compensation committee as appropriate for our stage of development. Ms. McGee received a larger percentage increase to her base salary due to the fact that her 2009 base salary was more significantly below this range than were the base salaries of the other named executives.

Mr. O’Boyle was appointed our Senior Vice President and Chief Financial Officer in December 2010 and our compensation committee set his initial base salary at $310,000, which base salary was determined based on negotiations with Mr. O’Boyle.

In February 2011, in connection with the renegotiation of his employment agreement, the compensation committee increased Mr. Rakin’s base salary from $382,500 to $460,000, which increase was effective retroactive to January 1, 2011. This base salary increase was based on negotiations with Mr. Rakin and input from Radford. Based on the competitive market information provided by Radford, the compensation committee felt it was appropriate to align Mr. Rakin’s 2011 base salary with the 25th percentile of the 2011 market comparison group.

Bonuses. In addition to base salaries, the compensation committee has the authority to award annual cash bonuses to our named executive officers, which annual bonuses are intended to compensate our named executive officers for achieving corporate objectives and for individual performance during the relevant year.

Our annual corporate objectives are determined by management each year and approved by the compensation committee or the board of directors. These objectives and the proportional emphasis placed on each are set by the compensation committee after considering management input and our overall strategic objectives. These objectives generally relate to factors such as financial targets, achievement of product development objectives and research and development activities. The individual component of each named executive officer’s bonus is not necessarily based on the achievement of any predetermined criteria or guidelines but rather on the compensation committee’s more subjective assessment of the officer’s overall performance of his or her duties. In coming to this determination, the compensation committee does not follow any guidelines, nor are there such standing guidelines regarding the exercise of such discretion.

The compensation committee determines the level of achievement of the corporate objectives for each year, determines each named executive officer’s level of achievement for annual bonus determination purposes and approves the final bonus amounts to be paid to our named executive officers. The compensation committee retains the discretion to increase, reduce or eliminate any bonus that otherwise might be payable to any individual based on actual performance, which may include consideration of factors outside approved goals and objectives.

Pursuant to the terms of their employment agreements with us, all of our named executive officers are eligible to receive an annual performance bonus. For 2010, each named executive officer’s target bonus was set at 50% of base salary. The target bonuses for our named executive officers were set at 50% of base salary in 2007 in connection with our commencement of operations and, with the exception of the increase to Mr. Rakin’s target bonus for 2011 described below, have remained unchanged since that time. As such, these target bonuses were not set by reference to comparable company data. Mr. O’Boyle’s target bonus is also 50% of his base salary and was established in connection with his commencement of employment in December 2010 to be in line with the other named executive officers.

In February 2011, in connection with the renegotiation of his employment agreement, the compensation committee set Mr. Rakin’s target bonus percentage for 2011 at 75% of base salary. This target was based on negotiations with Mr. Rakin and input from Radford. Based on the competitive market information provided by Radford, the compensation committee felt it was appropriate to align Mr. Rakin’s 2011 target short-term cash compensation with the 50th percentile of the 2011 market comparison group.

For our named executive officers other than our Chief Executive Officer, 50% of the total annual bonus is tied to achievement relative to the annual corporate performance goals and 50% is tied to individual performance during the relevant year. The calculation of the bonus to be paid to our Chief Executive Officer is entirely dependent upon the achievement of our corporate performance goals.

Our 2010 corporate objectives fell into the following categories: (1) achieving annual revenue of at least $130 million (25% weighting); (2) achieving certain manufacturing milestones, including manufacturing and testing for release more than 100,000 units of Dermagraft and more than 300 units of TransCyte (25% weighting); (3) achieving an annual operating profit before research and development investment of more than $31 million and an annual operating profit after research and development investment of more than $11 million (25% weighting); and (4) completing the patient enrollment in our ongoing pivotal trial for the use of Dermagraft in the treatment of venous leg ulcers, or VLUs (25% weighting).

In December 2010, our compensation committee awarded incentive compensation to our named executive officers relating to 2010 performance. With respect to the corporate objectives for 2010, the compensation committee determined that an achievement level of 150% was appropriate in light of the company’s outstanding performance relative to such goals, including over $145 million in annual revenue, manufacturing results in excess of targeted levels (107,000 units of Dermagraft), operating profit before research and development of $38.1 million and operating profit after research and development of $21.0 million, and the completed enrollment of our VLU clinical trial.

As discussed above, the analysis by the compensation committee of the achievement of each named executive officer’s overall individual performance was based upon numerous factors, including the input regarding such performance provided by our Chief Executive Officer and ultimately upon a subjective evaluation by the compensation committee of each named executive officer’s individual contributions to the company during the year.

The compensation committee’s determination of our named executive officers’ achievement relative to his or her individual component of the annual bonuses ranged between zero, in the case of Mr. Tozer, and 100%, with respect to Ms. McGee and Mr. O’Briant. As discussed above, the compensation committee’s determination of the individual components of the 2010 bonus awards were not based on the achievement of any predetermined individual performance objectives, but rather on a subjective assessment of each officer’s overall performance of their duties and their contributions to the company during 2010.

As Mr. Rakin’s entire bonus is determined by reference to the corporate objectives, the compensation committee attributed a 100% achievement level for him with respect to the individual performance component of his annual bonus.

The annual bonus payments approved by our compensation committee for our named executive officers for 2010 are summarized in the “Summary Compensation Table” below.

In July 2010, the compensation committee approved one-time cash bonuses in the amount of $10,000 for each of our named executive officers. These bonuses were intended to compensate our named executive officers for their efforts and additional work in connection with exploring the strategic initiatives of the company during 2010.

Equity Incentives. Our equity award program is the primary vehicle for offering long-term incentives to our key employees, including our named executive officers. Our equity-based incentives have historically been granted in the form of options to purchase shares of our common stock. We believe that equity grants align the interests of our key employees with our stockholders, provide our key employees with incentives linked to long-term performance and create an ownership culture. In addition, the vesting feature of our equity grants contributes to employee retention because this feature provides an incentive to our key employees to remain in our employ during the vesting period. Our stock option awards generally vest quarterly over four years. Historically, the compensation committee has not reviewed market comparison data in determining the equity awards to our named executive officers.

All of our named executive officers, with the exception of Mr. O’Boyle who joined us in December 2010, received initial stock option grants when we commenced commercial operations. As a result, these executive officers were nearly fully-vested in their stock option grants as of the end of 2010. With the exception of two awards to Ms. McGee in 2008, our named executive officers have not received any stock option awards since these initial awards in 2007.

In connection with the hiring of Mr. O’Boyle in December 2010, our board of directors granted him an option to purchase 161,197 shares of our common stock at an exercise price of $25.49 per share, which represented the fair market value per share of our common stock on the date of grant. Consistent with our grants to other executive officers, this option is scheduled to vest quarterly over four years and has a term of ten years. The size of Mr. O’Boyle’s option grant was the result of negotiations with him prior to his commencement of employment and was determined to be appropriate and necessary by our compensation committee and our board of directors in order to incentivize Mr. O’Boyle to accept our offer of employment.

Other Benefits. We provide the following benefits to our named executive officers on the same basis provided to all of our employees:

•	health, dental and vision insurance;

•	life insurance and accidental death and dismemberment insurance;

•	a 401(k) plan;

•	short-term and long-term disability;

•	medical and dependent care flexible spending account; and

•	an employee assistance program.

We also offer our named executive officers a medical reimbursement plan, which reimburses certain health plan expenses not covered by our health or dental plans. We also provide a $1,000,000 supplemental life insurance policy to Mr. Rakin at company cost. The costs to us of these additional benefits are set forth in the “Summary Compensation Table” below.

Tax Considerations

The compensation committee and our board of directors have considered the potential future effects of Section 162(m) of the Code on the compensation paid to our named executive officers. Section 162(m) of the Code disallows a federal income tax deduction for any publicly-held corporation for compensation paid to our Chief Executive Officer and to certain other highly compensated officers exceeding $1,000,000 per person during any fiscal year, unless the compensation is performance-based. As we are not currently publicly-traded, the compensation committee and the board of directors have not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. While our compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, our compensation committee intends to consider tax deductibility under Code Section 162(m) as a factor in compensation decisions.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during our fiscal year ended January 1, 2011.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Kevin Rakin	2010	382,500	10,000	—	239,063	30,783	662,346
Chief Executive Officer and Chairman of the Board of Directors

Kevin C. O’Boyle (4)	2010	11,923	—	2,366,179	—	—	2,378,102
Senior Vice President and Chief Financial Officer

Dean Tozer	2010	245,000	10,000	—	91,875	14,503	361,378
Senior Vice President, Corporate Development

Keith O’Briant	2010	240,000	10,000	—	150,000	7,863	407,863
Senior Vice President, North American Sales

Kathy McGee	2010	208,000	10,000	—	130,000	7,245	355,245
Senior Vice President, Operations

(1)	Amounts shown represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by the named executive officer with respect to such awards. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our financial statements included elsewhere in this prospectus.

(2)	Represents awards granted under our annual bonus plan, as described above under the heading “—Bonuses.”

(3)	The amounts shown in the “All Other Compensation” column represent (a) 401(k) matching contributions in the amount of $4,500 for each named executive officer, (b) life insurance premiums in the amount of $950 paid to Mr. Rakin, and (c) reimbursements under our executive medial reimbursement plan of certain health plan expenses not covered by our health or dental plans in the following amounts: Mr. Rakin, $25,333; Mr. Tozer, $10,003; Mr. O’Briant, $3,363; and Ms. McGee, $2,745.

(4)	Mr. O’Boyle was appointed as our Senior Vice President and Chief Financial Officer in December 2010. The amount shown in the “Salary” column above reflects Mr. O’Boyle’s salary earned after his commencement of employment.

Grants of Plan-Based Awards

The following table presents information concerning grants of plan-based awards to each of the named executive officers during our fiscal year ended January 1, 2011.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Option Awards: Number of Securities Under-Lying Options (#) (2)	Exercise Or Base Price of Option Awards ($/Sh) (3)	Grant Date Fair Value of Stock and Option Awards (4)
		Threshold ($)	Target ($)	Maximum ($)
Kevin Rakin	—	—	191,250	—	—	—	—
Kevin C. O’Boyle	12/6/2010	—	—	—	161,197	25.49	2,366,179
Dean Tozer	—	—	122,500	—	—	—	—
Keith O’Briant	—	—	120,000	—	—	—	—
Kathy McGee	—	—	104,000	—	—	—	—

(1)	Represents awards granted under our annual bonus plan, as described above under the heading “—Bonuses.”

(2)	The option has a ten year term and vests over four years from the grant date at the rate of 1/16 of the total number of shares subject to the option after every three months of the named executive officer’s continuous service.

(3)	Reflects the fair market value per share of our common stock on the grant date, as determined by our board of directors.

(4)	Amounts shown represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by Mr. O’Boyle. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain information concerning equity awards held by the named executive officers at the end of our fiscal year ended January 1, 2011.

Outstanding Equity Awards at Fiscal Year-End

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/Sh)	Option Expiration Date (1)
Kevin Rakin	20,182		—	0.60	7/12/2016
	687,254	(2)	37,261	0.88	6/27/2017

	148,939	(3)	—	3.62	6/11/2017

Kevin C. O’Boyle	—		161,197	25.49	12/5/2020

Dean Tozer	20,182		—	0.60	7/13/2016
	139,818		—	0.88	6/27/2017

Keith O’Briant	20,182		—	0.88	1/11/2017
	128,749		—	0.88	6/27/2017

Kathy McGee	5,000		—	0.60	10/27/2016
	69,470		—	0.88	8/08/2017
	20,625		9,375	3.40	1/22/2018
	14,062		8,438	3.54	6/11/2018

(1)	Each option vests over four years from the grant date at the rate of 1/16 of the total number of shares subject to the option after every three months of the named executive officer’s continuous service. The stock option has a ten year term from the date of grant. The options may be subject to accelerated vesting under certain circumstances as provided in the named executive officers’ employment agreements, as described below under “—Employment Agreements.”

(2)	In May 2010, Mr. Rakin transferred options to purchase 100,000 shares of our common stock subject to this award to the Kevin L. Rakin Irrevocable Trust dated May 5, 2010.

(3)	Represents a warrant to purchase shares of our Series C preferred stock granted to Mr. Rakin as consideration for consulting services provided to us prior to his commencement of employment in February 2007. The warrant is fully vested.

Option Exercises and Stock Vested at Fiscal Year-End

None of the named executive officers exercised stock options during 2010 and none of the named executive officers held stock awards in 2010.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees and none of our named executive officers participated in a nonqualified deferred compensation plan during the fiscal year ended January 1, 2011.

Employment Agreements

We have entered into employment agreements with each of our named executive officers. We believe that the protections contained in these employment agreements will help to ensure the day-to-day stability necessary to our executives to enable them to properly focus their attention on their duties and responsibilities with the company and will provide security with regard to some of the most uncertain events relating to continued employment, thereby limiting concern and uncertainty and promoting productivity.

Employment Agreement with Kevin Rakin

Under the employment agreement with Mr. Rakin, he will receive an annual base salary of $460,000, which is subject to increase at the discretion of our compensation committee. In addition, Mr. Rakin will be eligible to receive an annual cash performance bonus, the amount of which will be determined based on the attainment of corporate performance criteria established by our compensation committee. Mr. Rakin’s target bonus will be equal to 75% of his base salary. Mr. Rakin will also be eligible to participate in customary health, welfare and fringe benefit plans. We have also agreed to maintain a term life insurance policy for Mr. Rakin of not less than $1,000,000 during the term of his employment, and we will transfer such policy to him within 30 days following his termination of employment for any reason. During the term of Mr. Rakin’s employment, we will cause him to be nominated for election to our board of directors.

Under his employment agreement, if Mr. Rakin’s employment is terminated by the company without cause or by him for good reason each, as defined below, then, in addition to accrued amounts and any earned but unpaid bonuses, and subject to his execution of a general release of claims and compliance with the restrictive covenants set forth in his agreement, Mr. Rakin will be entitled to receive the following:

•

cash severance equal to the sum of (1) 12 months of base salary, (2) his target annual bonus for the year in which the date of termination occurs and (3) his bonus for the year in which the date of termination occurs, pro-rated for the portion of the year during which he was employed prior to his termination, paid in substantially equal installments in accordance with our normal payroll schedule for 12 months following the date of termination, other than the pro-rated bonus provided for in clause (3), which shall be paid in a lump sum;

•

continued health and life insurance coverage at least equal to that which would have been provided if his employment had not been terminated for such 12-month period, or, if earlier, the date on which he obtains such benefits from another employer; and

•	his unvested stock awards shall continue to vest during the 12-month period following the date of termination.

If Mr. Rakin’s employment is terminated by the company without cause or by him for good reason, in either case within 18 months after a change of control, as defined in his employment agreement, then, in addition to accrued amounts and any earned but unpaid bonuses, and subject to his execution of a general release of claims and compliance with the restrictive covenants set forth in his agreement, Mr. Rakin will be entitled to receive the following:

•

cash severance equal to the sum of (1) 18 months of base salary, (2) one and one-half times his target annual bonus for the year in which the date of termination occurs and (3) his bonus for the year in which the date of termination occurs, pro-rated for the portion of the year during which he was employed prior to his termination, paid in a lump sum;

•

continued health and life insurance coverage at least equal to that which would have been provided if his employment had not been terminated for 18 months, or, if earlier, the date on which he obtains such benefits from another employer; and

•	all of his unvested stock awards shall become fully vested and exercisable on the date of termination.

Mr. Rakin’s employment agreement also provides that, in the event his employment is terminated without cause or he resigns for good reason, he will have three years following the later of his termination of employment, consultancy or board membership to exercise any vested stock options that are granted after January 1, 2011, but in no event will such stock options be exercisable beyond the original ten-year term of such options. Pursuant to the terms of his existing stock option award, the vesting of such stock award will accelerate in full upon the occurrence of a change of control and Mr. Rakin will have three years following the later of his termination of employment, consultancy or board membership to exercise any portion of such stock option award that is vested as of the date of his termination without regard to the reason for his termination of employment.

In the event of a termination of Mr. Rakin’s employment as a result of his death or disability, Mr. Rakin will be entitled to receive all accrued amounts and earned but unpaid bonuses. In addition, Mr. Rakin will be entitled to receive a bonus for the year in which the date of termination occurs, pro-rated for the portion of the year during which he was employed prior to his termination, paid in a lump sum.

Mr. Rakin’s employment agreement also prohibits him from engaging in certain competitive activities. Pursuant to the terms of his employment agreement, Mr. Rakin shall be prohibited from owning, managing, operating, controlling, being connected to or employed by, or otherwise associating with, any competitive business for 12 months following his termination of employment for any reason. In addition, for the same time period, Mr. Rakin is prohibited from (1) soliciting any customers or patrons of the company, including potential customers and patrons of the company to which the company has developed or delivered a sales presentation, (2) soliciting any employees to leave the company or employing any employees of the company, with certain exclusions or (3) interfering with any relationship with a vendor or supplier of the company for the same time period.

Cause for purposes of Mr. Rakin’s employment agreement means: (1) his conviction of a felony, either in connection with performing his obligations to the company or that otherwise materially and adversely affects his ability to perform his obligations under the employment agreement, damages the company in any material respect or brings the company into public disgrace or disrepute, (2) willful disloyalty or deliberate dishonesty that has a material adverse effect upon the company, damages the company in any material respect or brings the company into public disgrace or disrepute, (3) fraud or embezzlement against the company or (4) a breach by Mr. Rakin of the restrictive covenants set forth in his employment agreement, or the proprietary information and inventions agreement between him and the company, which breach, if curable, is not cured within 30 days.

Good reason for purposes of Mr. Rakin’s employment agreement means: (1) the assignment to him of any duties materially inconsistent with the position, authority, duties or responsibilities set forth in the employment agreement or any other actions by the company that have a similar affect, (2) a change in the principal location at which Mr. Rakin provides services to the company to over 35 miles away from Westport, Connecticut, (3) any failure by the company to comply with any of the material provisions of the employment agreement, which failure is not remedied by the company within 30 days after receipt of notice given by Mr. Rakin or (4) Mr. Rakin’s removal from the position of Chief Executive Officer or from his position as a member of the board of directors of the company or, following a change of control, the ultimate parent of any successor.

Employment Agreements with Other Named Executive Officers

Under the employment agreements with our other named executive officers, the executives will receive annual base salaries in the amounts reflected in the “Summary Compensation Table” above, which are subject to increase at the discretion of our compensation committee. In addition, the executives will each be eligible to receive an annual cash performance bonus, the amount of which will be determined based on both the attainment of corporate performance criteria established by our compensation committee and each executive’s individual performance, which corporate and individual components will be weighted equally. Each executive’s target bonus is equal to 50% of his or her base salary. In addition, the executives will be eligible to participate in customary health, welfare and fringe benefit plans.

Under the employment agreements with our other named executive officers, if an executive’s employment is terminated by the company without cause or by the executive for good reason, each as defined in the employment agreements, then, in addition to accrued amounts and any earned but unpaid bonuses, and subject to the executive’s execution of a general release of claims and compliance with the restrictive covenants set forth in the employment agreements and the executive’s proprietary information and inventions agreements, the executive will be entitled to receive the following:

•

cash severance equal to the sum of (1) 6 months of base salary, 12 months for Mr. O’Boyle, (2) his or her bonus for the year in which the date of termination occurs, pro-rated for the portion of the year during which he was employed prior to his termination, and (3) with respect to Mr. O’Boyle only, his target annual bonus for the year in which the date of termination occurs, paid in substantially equal installments in accordance with our normal payroll schedule for 12 months following the date of termination, other than the pro-rated bonus provided for in clause (2), which shall be paid in a lump sum; and

•

continued payment of that portion of the executive’s premiums for continued health insurance coverage that we were paying prior to the date of termination for such six-month period, 12 months in the case of Mr. O’Boyle, or, if earlier, the date on which either the executive obtains health benefits from another employer or the executive’s eligibility for such coverage expires.

With respect to each of the named executive officers other than Mr. O’Boyle, if such executive’s employment is terminated by the company without cause or by the executive for good reason, in either case within six months after a change in control, as defined in the employment agreements, the severance period and continued health insurance coverage period described in the above paragraph will be 12 months and, in addition, all of the executive’s outstanding, unvested stock options will become fully vested and exercisable as of the date of termination.

Mr. O’Boyle’s severance period shall be 12 months regardless of whether a change of control has occurred prior to his termination by the company without cause or by him for good reason. If Mr. Boyle’s employment is terminated by the company without cause or by him for good reason within 12 months following a change of control, all of Mr. Boyle’s outstanding, unvested stock options will become fully vested and exercisable as of the date of termination. Pursuant to the terms of his existing stock option award, Mr. O’Boyle will have one year following the later of his termination of employment, consultancy or board membership to exercise any such stock options that are vested as of the date of his termination without regard to the reason for his termination of employment.

Upon an executive’s termination of employment by reason of death or disability, the executive or his or her estate will be entitled to all accrued amounts and earned but unpaid bonuses. In addition, in the event of a termination of a named executive officer’s employment as a result of his or her death or disability, such officer will be entitled to receive a bonus for the year in which the date of termination occurs, pro-rated for the portion of the year during which he or she was employed prior to his termination, paid in a lump sum.

The named executive officers’ employment agreements also prohibit them from engaging in certain competitive activities. Pursuant to the terms of the employment agreements, the named executive officers shall be prohibited from owning, managing, operating, controlling, being connected to or being employed by, or otherwise associating with any competitive business during the term of employment and for 12 months following a termination of employment for any reason. In addition, for the same time period the named executive officers are prohibited from (1) soliciting any customers or patrons of the company (including potential customers and patrons of the company to which the company has developed or delivered a sales presentation), (2) soliciting any employees to leave the company or employing any employees of the company or (3) interfering with any relationship with a vendor or supplier of the company.

Cause for purposes of the other named executive officer employment agreements means: (1) conduct that constitutes a felony under applicable law, either in connection with the performance of services to the company or which otherwise materially and adversely affects the executive’s ability to perform such obligations, (2) willful misrepresentation of material information to or concealment of material information from the company, (3) fraud or embezzlement against the company or breach of fiduciary duty owed to the company, (4) willful act of misconduct that is demonstrably and materially injurious to the company, monetarily or otherwise, (5) gross negligence in the performance of or willful failure to perform the executive’s duties which is not cured within 30 days after notice from the company or (6) a material breach by the executive of any material provision of the employment agreement or any proprietary information and inventions agreement (or similar agreement) between the executive and the company, which if curable, is not cured within 30 days following notice of such breach by the company.

Good reason for purposes of the other named executive officer employment agreements means: (1) without the executive’s written consent, a material reduction by the company of the executive’s base salary; (2) without the executive’s written consent, a change in the principal location greater than 35-50 miles (as set forth in the employment agreement) at which the executive is to provide services to the company; or (3) a material adverse change by the company in the executive’s duties, authority or responsibilities described in the employment agreement. In each case, the company would have 60 days from the date of notice by an executive to cure any action or omission giving rise to good reason.

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits to each of our named executive officers in four scenarios: (1) upon a change in control without a termination of employment; (2) upon a termination by us without cause or as a result of the named executive officer’s resignation for good reason, in each case not in connection with a change in control; (3) upon a termination by us without cause or as a result of the named executive officer’s resignation for good reason, in each case in connection with a change in control; or (4) due to the named executive officer’s termination of employment as a result of his or her death or disability. The table assumes that the termination of employment or change in control, as applicable, occurred on January 1, 2011. Actual amounts payable to each executive listed below upon termination can only be determined definitively at the time of each executive’s actual departure. In addition to the amounts shown in the table below, each executive would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred prior to the date of termination.

Name and Position	Benefit Type	Payment in the Case of a Change in Control (Without a Termination of Employment)	Payment in the Case of a Termination Other than for Cause or for Good Reason in Connection with a Change in Control ($)(1)		Payment in the Case of a Termination Other than for Cause or for Good Reason Not in Connection with a Change in Control (1)		Payment in the Case of Termination as a Result of Disability or Death
Kevin Rakin	Cash Severance	—	1,552,500	(2)	1,150,000	(3)	345,000	(4)
	Continued Benefit Coverage	—	38,798	(5)	24,915	(6)	—
	Equity Award Acceleration (7)	976,610	976,610		976,610		—

	Total Value:	976,610	2,567,908		2,151,525		345,000
Kevin O’Boyle	Cash Severance	—	477,738	(8)	477,738	(8)	12,738	(4)
	Continued Benefit Coverage	—	23,965	(5)	23,965	(5)	—
	Equity Award Acceleration (7)	—	257,915		—		—

	Total Value:	—	759,618		501,703		12,738
Dean Tozer	Cash Severance	—	245,000	(9)	122,500	(10)	122,500	(4)
	Continued Benefit Coverage	—	23,965	(5)	11,983	(11)	—
	Equity Award Acceleration (7)	—	—		—		—

	Total Value:	—	268,965		134,483		122,500
Keith O’Briant	Cash Severance	—	240,000	(9)	120,000	(10)	120,000	(4)
	Continued Benefit Coverage	—	23,965	(5)	11,983	(11)	—
	Equity Award Acceleration (7)	—	—		—		—

	Total Value:	—	263,965		131,983		120,000
Kathy McGee	Cash Severance	—	208,000	(9)	104,000	(10)	104,000	(4)
	Continued Benefit Coverage	—	20,036	(5)	10,018	(11)	—
	Equity Award Acceleration (7)	—	420,809		—		—

	Total Value:	—	648,845		114,018		104,000

(1)	With respect to Mr. Rakin, his termination without cause or resignation for good reason must occur within 18 months following a change in control for such termination to be considered “in connection with” a change in control for purposes of this table. For each of the other named executive officers, his or her termination without cause or resignation must occur within six (or 12 with respect to Mr. O’Boyle) months following a change in control for such termination to be considered “in connection with” a change in control for purposes of this table.

(2)

Cash severance represents the sum of (i) 18 months of base salary, plus (ii) one and one-half times Mr. Rakin’s target bonus for the year in which his termination occurs, plus (iii) Mr. Rakin’s bonus for the fiscal year ended January 1, 2011, pro-rated for the portion of the year during which Mr. Rakin was employed prior to his termination, which, because his termination is assumed to have occurred on the last day of the fiscal year for purposes of this table, is reflected as his full target bonus, which amount is payable in a lump sum.

(3)	Cash severance represents the sum of (i) 12 months of base salary, plus (ii) Mr. Rakin’s target bonus for the year in which his termination occurs, plus (iii) Mr. Rakin’s bonus for the fiscal year ended January 1, 2011, pro-rated for the portion of the year during which Mr. Rakin was employed prior to his termination, which, because his termination is assumed to have occurred on the last day of the fiscal year for purposes of this table, is reflected as his full target bonus, which amount is payable over the 12-month severance period in accordance with our regular payroll practices (other than the pro-rated bonus provided for in clause (iii), which shall be paid in a lump sum).

(4)	Cash severance represents the named executive officer’s bonus for the fiscal year ended January 1, 2011, pro-rated for the portion of the year during which he or she was employed prior to the termination of his or her employment as a result of death or disability. With respect to each of the named executive officers other than Mr. O’Boyle, this amount represents his or her full target bonus because his or her termination is assumed to have occurred on the last day of the 2011 fiscal year for purposes of this table. With respect to Mr. O’Boyle, because his employment commenced on December 7, 2011, his pro-rated target bonus for the 2011 fiscal year would have been approximately $12,738. These amounts are payable in a lump sum.

(5)	Represents the value of the continuation of health and life insurance benefits for a period of nine months following the date of Mr. Rakin’s termination.

(6)	Represents the value of the continuation of health (and, with respect to Mr. Rakin, life insurance) benefits for a period of 12 months following the date of the named executive officer’s termination.

(7)	Value of equity award acceleration represents the value of those options that would immediately vest upon (a) a change in control, or (b) a qualifying termination of employment, as applicable. The value attributable to options not previously exercised that would vest in such event is the difference between the fair value per share of our common stock on January 1, 2011, which was $27.09, less the exercise price per share of such option multiplied by the number of shares that would vest.

(8)	Cash severance represents the sum of (i) 12 months of base salary, plus (ii) Mr. O’Boyle’s target bonus for the year in which his termination occurs, plus (iii) Mr. O’Boyle’s bonus for the fiscal year ended January 1, 2011, pro-rated for the portion of the year during which Mr. O’Boyle was employed prior to his termination, which, because his employment commenced on December 7, 2011, would have been approximately $12,738, which amount is payable over the 12-month severance period in accordance with our regular payroll practices (other than the pro-rated bonus provided for in clause (iii), which shall be paid in a lump sum).

(9)	Cash severance represents 12 months of base salary, payable over the severance period in accordance with our regular payroll practices.

(10)	Cash severance represents six months of base salary, payable over the severance period in accordance with our regular payroll practices.

(11)	Represents the value of the continuation of health benefits for a period of six months following the date of the named executive officer’s termination.

Employee Benefit Plans

Equity Incentive Award Plan

Concurrently with this offering, we intend to establish our Equity Incentive Award Plan, or the Equity Plan. We expect our board of directors to adopt, and our stockholders to approve, the Equity Plan, prior to the completion of this offering. The Equity Plan will become effective immediately prior to the completion of this offering. The material terms of the Equity Plan are summarized below. The Equity Plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

Authorized Shares. A total of          shares of our common stock will initially be reserved for issuance under the Equity Plan. In addition, the number of shares initially reserved under the Equity Plan will be increased by (1) the number of shares that as of the closing of this offering, have been reserved but not issued pursuant to any awards granted under our 2004 Stock Option Plan, or the 2004 Plan, and are not subject to any awards granted thereunder, and (2) the number of shares subject to stock options or similar awards granted under the 2004 Plan that expire or otherwise terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 2004 Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the Equity Plan pursuant to clauses (1) and (2) above equal to          shares as of January 1, 2011. In addition, the number of shares available for issuance under the Equity Plan will be annually increased on the first day of each of our fiscal years during the term of the Equity Plan, beginning with the 2012 fiscal year, by an amount equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

The Equity Plan will also provide for an aggregate limit of          shares of common stock that may be issued under the Equity Plan over the course of its ten-year term.

Shares issued pursuant to awards under the Equity Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Equity Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Equity Plan.

Plan Administration. The compensation committee of our board of directors will administer the Equity Plan (except with respect to any award granted to “independent directors” (as defined in the Equity Plan), which must be administered by our full board of directors). Following the completion of this offering, to administer the Equity Plan, our compensation committee must consist solely of at least two members of our board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Code, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the Equity Plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, the number of awards to grant, the number of shares to be subject to such awards, and the terms and conditions of such awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the Equity Plan. Our compensation committee is also authorized to establish, adopt, amend or revise rules relating to administration of the Equity Plan. Our board of directors may at any time revest in itself the authority to administer the Equity Plan.

Eligibility. Options, stock appreciation rights, or SARs, restricted stock and other awards under the Equity Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. As of January 1, 2011, there were five non-employee directors and approximately 350 employees who would have been eligible for awards under the Equity Plan had it been in effect on such date. At such time after the completion of this offering when we are subject to the requirements of Section 162(m) of the Code, the maximum number of shares that may be subject to awards granted under the Equity Plan to any individual in any calendar year cannot exceed          and the maximum amount that may be paid to a participant in cash during any calendar year with respect to one or more cash based awards under the Equity Plan is $        .

Awards. The Equity Plan provides that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock units, stock payments, deferred stock, performance bonus awards, performance-based awards, and other stock-based awards, or any combination thereof. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of common stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or our board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or our board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or our board of directors, in the case of awards to non-employee directors).

•

ISOs will be designed to comply with the provisions of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the Equity Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•

Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or our board of directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration if the conditions or restrictions are not met, and it may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to the time when the restrictions lapse.

•

Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or on performance criteria established by our compensation committee (or our board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

SARs granted under the Equity Plan typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the SAR. Except as required by Section 162(m) of the Code with respect to SARs intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the Equity Plan on the exercise of SARs or the amount of gain realizable therefrom. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

•

Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•

Performance bonus awards may be granted by our compensation committee on an individual or group basis. Generally, these awards will be based upon the attainment of specific performance goals that are established by our compensation committee and relate to one or more performance criteria on a specified date or dates determined by our compensation committee. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be, but need not be, qualified performance-based compensation as described below and will be paid in cash.

•

Stock payments may be authorized by our compensation committee (or our board of directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement, made in lieu of all or any part of compensation, including bonuses, that would otherwise be payable to employees, consultants or members of our board of directors.

Transferability of Awards. Unless the administrator provides otherwise, our Equity Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Qualified Performance-Based Compensation. The compensation committee may designate employees as “covered employees” whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The compensation committee may grant to such covered employees restricted stock, dividend equivalents, stock payments, restricted stock units, cash bonuses and other stock-based awards that are paid, vest or become exercisable upon the attainment of company performance criteria which are related to one or more of the following performance criteria as applicable to our performance or the performance of a division, business unit or an individual, measured either in absolute terms, as compared to any incremental increase or as compared to results of a peer group: operating or other costs and expenses, improvements in expense levels, cash flow (including, but not limited to, operating cash flow and free cash flow), return on net assets, shareholders’ equity, return on shareholders’ equity, return on sales, gross or net profit or operating margin, working capital, net earnings (either before or after interest, taxes, depreciation and amortization), gross or net sales or revenue, net income (either before or after taxes), adjusted net income, operating earnings, earnings per share of stock, adjusted earnings per share of stock, price per share of stock, capital raised in financing transactions or other financing milestones, market recognition (including but not limited to awards and analyst ratings), financial ratios, implementation of critical projects, comparisons with various stock market indices, and implementation, completion or attainment of objectively-determinable objectives relating to research, development, regulatory, commercial or strategic milestones or development. These performance criteria may be measured in absolute terms or as compared to performance in an earlier period or as compared to any incremental increase or as compared to results of a peer group.

The compensation committee may provide that one or more objectively determinable adjustments will be made to one or more of the performance goals established for any performance period. Such adjustments may include one or more of the following: items related to a change in accounting principle, items relating to financing activities, expenses for restructuring or productivity initiatives, other non-operating items, items related to acquisitions, items attributable to the business operations of any entity acquired by us during the performance period, items related to the disposal of a business of segment of a business, items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards, items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the performance period, any other items of significant income or expense which are determined to be appropriate adjustments, items relating to unusual or extraordinary corporate transactions, events or developments, items related to amortization of acquired intangible assets, items that are outside the scope of our core, on-going business activities, items relating to changes in tax laws, items relating to gains and losses for litigation, arbitration or contractual settlements, or items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Adjustments. If there is any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our common stock or the share price of our common stock other than an equity restructuring (as defined in the Equity Plan), the plan administrator will make such equitable adjustments, if any, as the plan administrator in its discretion may deem appropriate to reflect such change with respect to (1) the aggregate number and type of shares that may be issued under the Equity Plan (including, but not limited to, adjustments of the number of shares available under the plan and the maximum number of shares which may be subject to one or more awards to a participant pursuant to the plan during any calendar year), (2) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto), and (3) the grant or exercise price per share for any outstanding awards under the plan. If there is any equity restructuring, (1) the number and type of securities subject to each outstanding award and the grant or exercise price per share for each outstanding award, if applicable, will be proportionately adjusted, and (2) the plan administrator will make proportionate adjustments to reflect such equity restructuring with respect to the aggregate number and type of shares that may be issued under the Equity Plan (including, but not limited to, adjustments of the number of shares available under the plan and the maximum number of shares which may be subject to one or more awards to a participant pursuant to the plan during any calendar year). Adjustments in the event of an equity restructuring will not be discretionary. Any adjustment affecting an award intended as “qualified performance-based compensation” will be made consistent with the requirements of Section 162(m) of the Code. The plan administrator also has the authority under the Equity Plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction, including provision for the cash-out, termination, assumption or substitution of such awards.

Corporate Transactions. In the event of a change in control where the acquirer does not assume awards granted under the Equity Plan, awards issued under the Equity Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. Under the Equity Plan, a change in control is generally defined as:

•

a transaction or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the Securities and Exchange Commission, or SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition;

•

during any two-year period, individuals who, at the beginning of such period, constitute our board of directors together with any new director(s) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors; or

•

our consummation (whether we are directly or indirectly involved through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) the sale, exchange or transfer of all or substantially all of our assets in any single transaction or series of transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

•

which results in our voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into our voting securities or the voting securities of the person that, as a result of the transaction, controls us, directly or indirectly, or owns, directly or indirectly, all or substantially all of our assets or otherwise succeeds to our business (we or such person being referred to as a successor entity)) directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction; and

•

after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group is treated as beneficially owning 50% or more of combined voting power of the successor entity solely as a result of the voting power held in us prior to the consummation of the transaction.

Amendment, Termination. Our board of directors has the authority to amend, suspend or terminate the Equity Plan at any time. However, stockholder approval of any amendment to the Equity Plan will be obtained to the extent necessary to comply with any applicable law, regulation or stock exchange rule. If not terminated earlier by our board of directors, the Equity Plan will terminate on the tenth anniversary of the date of its initial approval by our board of directors.

Repricing Permitted. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) shall have the authority, without the approval of our stockholders, to authorize the amendment of any outstanding award to reduce its price per share and to provide that an award will be canceled and replaced with the grant of an award having a lesser price per share. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) will also have the authority, without the approval of our stockholders, to amend any outstanding award to increase the price per share or to cancel and replace an award with the grant of an award having a price per share that is greater than or equal to the price per share of the original award.

Securities Laws and Federal Income Taxes. The Equity Plan is designed to comply with various securities and federal tax laws as follows:

Securities Laws. The Equity Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The Equity Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences. The federal income tax consequences of the Equity Plan under current federal income tax law are summarized in the following discussion which deals with the general tax principles applicable to the Equity Plan and is intended for general information only. The following discussion of federal income tax consequences does not purport to be a complete analysis of all of the potential tax effects of the Equity Plan. It is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed, and may vary depending on individual circumstances and from locality to locality.

•

Stock Options and Stock Appreciation Rights. An Equity Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or stock appreciation right. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO as defined in Section 422 of the Code. The Equity Plan permits the grant of options that are intended to qualify as ISOs as well as options that are not intended to so qualify; however, ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any. Upon exercising an option that does not qualify as an ISO when the fair market value of our stock is higher than the exercise price of the option, an Equity Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short term or long term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, an Equity Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, an Equity Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short term or long term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

•

Restricted Stock and Restricted Stock Units. An Equity Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or restricted stock units. Upon the termination of restrictions on restricted stock or the payment of restricted stock units, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short term or long term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, an Equity Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

•

Dividend Equivalents, Stock Payment Awards and Cash-Based Awards. An Equity Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of dividend equivalents, stock payment awards or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short term or long term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

•

Section 409A of the Code. Certain types of awards under the Equity Plan may constitute, or provide for, a deferral of compensation under Section 409A. Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% federal income tax (and, potentially, certain interest penalties). To the extent applicable, the Equity Plan and awards granted under the Equity Plan will be structured and interpreted to comply with Section 409A and the Department of Treasury regulations and other interpretive guidance that may be issued pursuant to Section 409A.

•

Section 162(m) Limitation. In general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” if an independent compensation committee determines performance goals and if the material terms of the performance-based compensation are disclosed to and approved by our stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in an initial public offering, the Equity Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the Equity Plan, (2) the issuance of all employer stock and other compensation that has been allocated under the Equity Plan, or (3) the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the Equity Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

We have attempted to structure the Equity Plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue.

2004 Stock Option Plan

Our board of directors originally adopted, and our stockholders approved, the 2004 Plan in September 2004.

Authorized Shares. A total of 3,646,341 shares of our common stock are reserved for issuance under the 2004 Plan. As of January 1, 2011, options to purchase 3,472,732 shares of our common stock at a weighted-average exercise price per share of $3.71 remained outstanding under the 2004 Plan, and 87,966 shares of our common stock remained available for future issuance pursuant to awards granted under the 2004 Plan.

Plan Administration. The 2004 Plan is administered by the compensation committee of our board of directors. Subject to the provisions of our 2004 Plan, the administrator has the power to determine the terms of awards, including the recipients, the number of shares subject to each award and other terms, which need not be identical. The administrator may construe and interpret the 2004 Plan and awards granted under it, establish, amend and revoke rules and for administration of the 2004 Plan, and subject to participant consent, to amend awards granted under the 2004 Plan. The administrator may exercise such powers and may perform such acts as necessary or expedient to promote the best interests of our company and that are not in conflict with provisions of the 2004 Plan.

Stock Options. The 2004 Plan provides for the grant of ISOs and NQSOs, provided that ISOs are only permitted to be granted to employees. The exercise price with respect to ISOs must equal at least the fair market value of our common stock on the date of grant and with respect to NQSOs, at least 85% of the fair market value of our common stock on the date of grant. All options granted under the 2004 Plan were granted with an exercise price equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years (provided that, with respect to a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, special rules applied with respect to the exercise price and term of the award, including that ISOs may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant). The purchase price of an option may be paid in cash or, at the discretion of the plan administrator, in shares or other property acceptable to the plan administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within three months of termination or such longer or shorter period of time as stated in his or her option agreement, but not less than 30 days, unless such termination is for cause, in which case the participant’s right to exercise his or her option shall cease immediately. Generally, if termination is due to death, or if death occurs within a specified period following termination, or disability, the option will remain exercisable for 12 months, or such longer or shorter period of time as stated in his or her option agreement. In no event may an option be exercised later than the expiration of its term.

Transferability of Awards. Our 2004 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, our board of directors will make adjustments to class, number and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, all options will terminate immediately prior to the consummation of such proposed transaction and we may repurchase shares subject to other awards.

Corporate Transactions. Our 2004 Plan provides that in the event of an acquisition event, as defined under the 2004 Plan, each outstanding award may (1) be assumed or substituted for an equivalent award, (2) upon written notice to the optionees, be terminated immediately prior to the occurrence of such acquisition event (unless previously exercised), (3) be cashed out or (4) be accelerated in full and become immediately exercisable prior to the occurrence of such acquisition event.

Amendment, Termination. Our board of directors may amend the 2004 Plan at any time and from time to time, provided that such amendment does not impair the rights under outstanding awards without the award holder’s written consent and provided further, that such amendment shall not be effective until any required stockholder approval is obtained. Following the closing of this offering, the 2004 Plan will be terminated and no further awards will be granted under the 2004 Plan. All outstanding awards will continue to be governed by their existing terms.

Securities Laws and Federal Income Taxes. The 2004 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the Equity Plan. The general federal tax consequences of awards under the 2004 Plan are the same as those described above in the description of the Equity Plan.

Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish our Employee Stock Purchase Plan, or the ESPP. We expect our board of directors to adopt, and our stockholders to approve, the ESPP prior to the completion of this offering. The ESPP will become effective immediately prior to the completion of this offering. Our executive officers and all of our other employees will be allowed to participate in our ESPP, subject to the eligibility requirements described below. The material terms of the ESPP are summarized below. The ESPP is filed as an exhibit to the registration statement of which this prospectus is a part.

A total of          shares of our common stock will initially be reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on the first day of each fiscal year during the term of the ESPP, beginning with the 2012 fiscal year, by an amount equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as may be determined by our board of directors.

The ESPP will also provide for an aggregate limit of          shares of common stock that may be issued under the ESPP during the term of the ESPP.

Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility. We expect that our compensation committee will be the initial administrator of the ESPP.

Our employees are eligible to participate in the ESPP if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

Our ESPP is intended to qualify under Code Section 423 and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by our compensation committee and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates will be determined by the compensation committee for each offering period, but will generally be the last day in each offering period. Offering periods under the ESPP will commence when determined by our compensation committee. The compensation committee may, in its discretion, modify the terms of future offering periods and/or purchase periods.

Our ESPP permits participants to purchase common stock through payroll deductions of up to % of their eligible compensation, which includes a participant’s base straight time gross earnings, commissions, payments for overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of          shares of common stock during each purchase period and a maximum of          shares of common stock during each offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically is granted an option to purchase shares of our common stock. The option expires at the end of the offering period or upon termination of employment, whichever is earlier, but is exercised at the end of each purchase period to the extent of the payroll deductions accumulated during such purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of certain significant transactions or a change in control (as defined in the ESPP), the compensation committee may provide for (1) either the replacement or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the Equity Plan.

The compensation committee may amend, suspend or terminate the ESPP. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment which changes the aggregate number of shares that may be sold pursuant to rights under the ESPP changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code. The ESPP will terminate no later than the tenth anniversary of the ESPP’s initial adoption by our board of directors.

Securities Laws. The ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the Equity Plan.

Federal Income Taxes. The federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion which deals with the general tax principles applicable to the ESPP and is intended for general information only. The following discussion of federal income tax consequences does not purport to be a complete analysis of all of the potential tax effects of the ESPP. It is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed, and may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer any amount of their eligible compensation subject to applicable annual Code limits. We currently match contributions made by our employees, including our named executive officers, at a rate of 50% of the first 6% of each employee’s individual contribution, up to a maximum yearly match of $4,500. We intend for the 401(k) plan to qualify under Code Sections 401(a) and 501(a) so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Director Compensation

We have never paid cash compensation to any director for service as a member of the board or any board committee and have granted an equity award to only one director, Susan Barnes, who was granted an option in May 2008 to purchase 35,000 shares of common stock as compensation for service as a director and who served as a member of our board of directors from May 2008 until December 2010.

In December 2010, in anticipation of our becoming a public company, the compensation committee determined that it was advisable for us to implement new arrangements for the compensation of non-employee directors following the completion of this offering. The compensation committee engaged Radford as a compensation consultant to provide advice and resources to the compensation committee with respect to the aggregate level of our director compensation as well as the mix of elements to be used to compensate non-employee directors. The primary objectives of the compensation committee with respect to director compensation were to:

•	align the incentives of the directors with the long-term interests of stockholders;

•	attract, retain and motivate directors who will make important contributions to company performance and oversight; and

•	compensate directors adequately for their time and effort.

In structuring the compensation arrangements for non-employee directors to be implemented following the completion of this offering, the compensation committee concluded that, in order for us to attract and retain high-quality directors, it was essential that we offer a compensation package competitive with those of companies of similar size, in similar industries or markets, and at the same stage of maturity as our company. Therefore, when determining the compensation program for our non-employee directors, the compensation committee reviewed non-employee director compensation information for the comparable companies identified by Radford, which consisted of the 20 companies identified as the “peer group” for 2011 described under “—Compensation Determination Process—Role of Compensation Consultant and Comparable Company Information” above.

In assessing director compensation, the compensation committee focused on cash compensation in the form of annual retainers and equity compensation in the form of stock options. The compensation committee noted that it is common for public companies to provide cash compensation to non-employee directors based on a mix of retainers and meeting fees, but that it was not a prevalent practice among the comparable companies. The compensation committee determined that meeting fees were not necessary to attract and motivate high-quality directors and that omitting such fees from the compensation arrangements would help ensure that incremental meeting costs would not play any role in determining if and when a board or committee meeting was desirable.

Following a review of the compensation data collected with respect to the comparable companies, the compensation committee sought to establish aggregate director compensation at the median level for the comparable companies, as recommended by Radford. The compensation committee concluded that this level of compensation would help us limit the aggregate amount of director compensation while still being consistent with the objectives of the director compensation.

The following summarizes the terms of the compensatory arrangements with non-employee directors that will become effective upon the completion of this offering. However, the cash compensation that would have accrued pursuant to such arrangements prior to such time if they had been in effect since January 1, 2011 will be paid upon completion of this offering. Each non-employee director will be entitled to cash compensation in the form of an annual retainer of $         for each non-employee director. We will also pay an additional annual retainer of $         to the chairman of our board of directors, $         to the chair of the audit committee, $         to the other members of the audit committee, $         to the chair of the compensation committee, $         to the other members of the compensation committee, $         to the chair of the nominating and corporate governance committee, and $         to the other members of the nominating and corporate governance committee.

Each non-employee director will be granted an option to purchase              shares of our common stock upon the completion of this offering. In addition, following the completion of this offering, any non-employee

director who is first elected to the board of directors will be granted an option to purchase          shares of our common stock on the date of his or her initial election to the board of directors. In addition, on the date of each annual meeting of our stockholders following this offering, each non-employee director will be eligible to receive (1) an option to purchase          shares of our common stock and (2)          restricted stock units. All of such options will have an exercise price equal to the fair market value of our common stock on the date of grant.

The initial options granted to non-employee directors upon the completion of this offering and described above will vest in three equal installments on each of December 31, 2011, 2012 and 2013, subject to the director’s continuing service on our board of directors on each vesting date. The initial options granted to non-employee directors upon their initial election to the board will vest in three equal annual installments on the first, second and third anniversaries of the grant date. The annual option and restricted stock unit awards granted to non-employee directors described above will vest on the first anniversary of the grant date, subject to the director’s continuing service on our board of directors on such vesting date. The term of each option granted to a non-employee director will be ten years. The terms of these awards are described in more detail above under “—Employee Benefit Plans—Equity Incentive Award Plan.”

Risk Assessment of Compensation Programs

In February 2011, management assessed our compensation program for the purpose of reviewing and considering any risks presented by our compensation policies and practices that are reasonably likely to have a material adverse effect on us. As part of that assessment, management reviewed the primary elements of our compensation program, including base salary, short-term incentive compensation and long-term incentive compensation. Management’s risk assessment included a review of the overall design of each primary element of our compensation program, and an analysis of the various design features, controls and approval rights in place with respect to compensation paid to management and other employees that mitigate potential risks to us that could arise from our compensation program. Following the assessment, management determined that our compensation policies and practices did not create risks that were reasonably likely to have a material adverse effect on us.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of January 1, 2011, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC rules governing the determination of beneficial ownership of securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock the person has the right to acquire currently or within 60 days of January 1, 2011, including through the exercise of any option, warrant or other right or conversion of any security. However, such shares of common stock were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise indicated in the footnotes below, we believe, based on information furnished to us, that each of the beneficial owners listed has sole voting and investment power with respect to the shares of capital stock that they beneficially own, subject to applicable community property laws. In addition, except as otherwise indicated in the footnotes below, the address of each such beneficial owner is c/o Advanced BioHealing, Inc., 36 Church Lane, Westport, Connecticut 06880.

The number of shares and percentage of shares beneficially owned before the offering shown in the table is based on a total of 10,659,254 shares of common stock outstanding as of January 1, 2011. The number of shares and percentage of shares beneficially owned after the offering also gives effect to the issuance by us of shares of common stock in this offering. Ownership information assumes no exercise of the underwriters’ overallotment option.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares	Shares Being Sold in the Offering	Number of Shares	Percentage of Outstanding Shares
5% or greater stockholders						%
Canaan VII L.P. (1)	4,734,726	40.7%
Safeguard Delaware Inc. (2)	2,991,418	28.1
Wheatley Partners and its affiliates (3)	1,590,323	14.7

Named Executive Officers and Directors
Kevin Rakin (4)	893,636	7.7
Kevin C. O’Boyle	—	—
Dean Tozer (5)	160,000	1.5
Keith O’Briant (6)	148,931	1.4
Kathy McGee (7)	109,157	1.0
Stephen Bloch, M.D. (1)	—	—
David R. Dantzker, M.D. (3)	1,590,323	14.7
Gary J. Kurtzman, M.D. (2)	2,991,418	28.1
Carol D. Winslow (8)	691,327	6.5
Joseph (Skip) Klein III	—	—
All executive officers and directors as a group (10 persons) (9)	6,584,792	54.1

*	Denotes less than 1.0% of beneficial ownership.

(1)	Consists of 3,744,839 shares of common stock issuable upon conversion of preferred stock and 960,433 shares of common stock issuable upon the exercise of a warrant that is currently exercisable, each as held by Canaan VII L.P. (collectively, the “Canaan VII Shares”), and of 24,630 shares of common stock issuable upon conversion of preferred stock and 4,824 shares of common stock issuable upon the exercise of a warrant that is currently exercisable, each as held by the Hutton Living Trust, dated 12/10/96 (collectively, the “Hutton Shares”). Canaan Partners VII LLC (“Canaan VII”) is the sole General Partner of Canaan VII L.P. and has ultimate voting and dispositive power over the Canaan VII Shares. Shared voting and dispositive power over the Canaan VII Shares is vested in the managers of Canaan VII, which are Brenton K. Ahrens, John V. Balen, Wende S. Hutton, Maha S. Ibrahim, Deepak Kamra, Gregory Kopchinsky, Seth A. Rudnick, Guy M. Russo and Eric A. Young. Sole voting and dispositive power over the Hutton Shares is vested in Wende S. Hutton, who also has shared voting and dispositive power over the Canaan VII shares. Dr. Stephen Bloch, a member of our board of directors, is a member of Canaan VII. Dr. Bloch does not have voting or dispositive power over these shares. The address of persons and entities affiliated with Canaan Partners is 285 Riverside Avenue, Suite 250, Westport, CT 06880.

(2)	Gary J. Kurtzman, M.D., a member of our board of directors, is a Senior Vice President and Managing Director of the Life Sciences Group of Safeguard Scientifics, Inc., the parent of Safeguard Delaware, Inc. The address of Safeguard Delaware Inc. is 1105 N. Market Street, Suite 1300, Wilmington, DE 19801.

(3)	Consists of (a) 836,492 shares of common stock held of record by Wheatley New York Partners, L.P., or Wheatley New York, and 117,703 shares of common stock issuable upon the exercise of a warrant that is currently exercisable by Wheatley New York; (b) 415,996 shares of common held of record by Wheatley Partners III, L.P., or Wheatley Partners, and 60,558 shares of common stock issuable upon the exercise of a warrant that is currently exercisable by Wheatley Partners; (c) 60,711 shares of common stock held of record by Wheatley Associates III, L.P., or Wheatley Associates, and 6,912 shares of common stock issuable upon the exercise of a warrant that is currently exercisable by Wheatley Associates; (d) 80,952 shares of common stock held of record by Wheatley Foreign Partners III, L.P., or Wheatley Foreign Partners, and 10,999 shares of common stock issuable upon the exercise of a warrant that is currently exercisable by Wheatley Foreign Partners.

Wheatley NY Partners, LLC is the sole general partner of Wheatley New York and has sole voting and disposition power over the shares held by Wheatley New York. Wheatley Partners III, LLC is the sole general partner of each of Wheatley Partners, Wheatley Associates and Wheatley Foreign Partners and has sole voting and disposition power over the shares held by each of Wheatley Partners, Wheatley Associates and Wheatley Foreign Partners. The Managers of Wheatley NY Partners, LLC are David R. Dantzker, M.D., Barry Fingerhut, Irwin Lieber, Jonathan Lieber, Seth Lieber, Barry Rubenstein, Brian Rubenstein and Lawrence Wagenberg. Dr. Dantzker is a member of our board of directors and disclaims beneficial ownership of the shares of capital stock held by Wheatley New York. The Managers of Wheatley Partners III, LLC are Nancy Casey, Barry Fingerhut, Irwin Lieber, Jonathan Lieber, Seth Lieber, Barry Rubenstein and Brian Rubenstein. The address of Wheatley Partners is 80 Cuttermill Road, Suite 302, Great Neck, NY 11021.

(4)	Includes (a) 644,697 shares of common stock subject to options exercisable within 60 days after January 1, 2011, (b) 100,000 shares of common stock subject to options exercisable within 60 days after January 1, 2011, which are held of record by the Kevin L. Rakin Irrevocable Trust Dated May 5, 2010, and (c) 148,939 shares of common stock issuable upon the exercise of a warrant that is currently exercisable.

(5)	Includes 160,000 shares of common stock subject to options exercisable within 60 days after January 1, 2011.

(6)	Includes 148,931 shares of common stock subject to options exercisable within 60 days after January 1, 2011.

(7)	Includes 109,157 shares of common stock subject to options exercisable within 60 days after January 1, 2011.

(8)	Consists of 691,327 shares of common stock held of record by Channel Medical Partners, L.P. Channel Medical Management, LLC, the sole general partner of Channel Medical Partners, L.P., has sole voting and disposition power over these shares. The Manager of Channel Medical Management, LLC is Channel Medical Advisors, Inc. Carol D. Winslow, a member of our board of directors, is the Secretary of Channel Medical Advisors, Inc. Ms. Winslow disclaims beneficial ownership of the shares of capital stock held by Channel Medical Management, LLC, except to the extent of her pecuniary interest therein.

(9)	Includes (a) 1,162,785 shares of common stock subject to options exercisable within 60 days after January 1, 2011 and (b) 345,111 shares of common stock issuable upon the exercise of warrants that are currently exercisable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation— Compensation Discussion and Analysis” in this prospectus, since January 1, 2008, there has not been any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. We describe below certain other transactions with our directors, executive officers and holders of 5% or more of our voting securities and their affiliates.

Indemnification Agreements

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and executive officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Management—Limitation on Liability and Indemnification Matters.”

Registration Rights Agreement

We have entered into a registration rights agreement with holders of our preferred stock and certain holders of our common stock. This agreement provides rights relating to the registration of their shares of common stock issuable upon conversion of their convertible preferred stock and exercise of the warrants they hold under the Securities Act of 1933, as amended, after the expiration of the 180-day period following the completion of this offering, as may be extended under certain circumstances. For more information regarding the registration rights granted pursuant to this agreement, see the section entitled “Description of Capital Stock—Registration Rights.”

Investor Rights Agreement

We have entered into an investor rights agreement with holders of our preferred stock and certain holders of our common stock. This agreement provides a right of first refusal to purchase future securities sold by us and certain additional covenants made by us. In addition, pursuant to this agreement, the following directors were each elected to serve as members of our board of directors and, as of the date of this prospectus, continue to so serve: Drs. Bloch, Dantzker and Kurtzman, Ms. Winslow and Mr. Rakin. The investor rights agreement will terminate upon completion of this offering and members previously elected to our board of directors pursuant to this agreement will continue to serve until they resign, are removed or their successors are duly elected.

Employment Agreements

We have entered into employment agreements with each of our named executive officers, each of which provides for certain severance benefits, among other things. For more information regarding these agreements, see “Executive Compensation—Compensation Discussion and Analysis—Employment Agreements.”

Stock Option Awards

Our 2004 Stock Option Plan permits, and our Equity Incentive Award Plan will permit, us to grant stock options and other awards of common stock to our executives, employees, directors, consultants and advisors. For more information regarding awards granted to our named executive officers and directors, see “Executive Compensation—Compensation Discussion and Analysis.”

Procedures for Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, each, a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors and the transaction was not considered approved by our board of directors unless a majority of the directors who were not interested in the transaction approved the transaction. Our current policy with respect to approval of related party transactions is not in writing.

Following this offering, any request for us to enter into a related party transaction with an officer, director, principal stockholder or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. The audit committee will then document its findings and conclusions in written minutes. In the event a transaction relates to a member of our audit committee, that member will not participate in the audit committee’s deliberations. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction will be disclosed to the stockholders, who must approve the transaction in good faith. Following the closing of this offering, our related party policy will be written and subject to periodic review.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, the registration rights agreement to which we and certain of our stockholders are parties, and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and registration rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part, as well as the relevant provisions of the Delaware General Corporation Law.

General

Upon completion of this offering and the filing of our amended and restated certificate of incorporation, we will be authorized to issue          shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share, and there will be          shares of common stock and no shares of preferred stock outstanding.

As of January 1, 2011, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon completion of this offering, we would have had 10,659,254 shares of common stock outstanding held of record by 34 stockholders. In addition, as of January 1, 2011, there were outstanding options to purchase 3,472,732 shares of common stock and outstanding warrants to purchase 1,899,711 shares of common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock, and the shares of common stock to be issued upon completion of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the dividend, voting and other rights, preferences and privileges of each series and any qualifications, limitations or restrictions thereon. The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Warrants

Preferred Stock Warrants. As of January 1, 2011, we had warrants outstanding for the number of shares of preferred stock at the exercise prices and expiration dates set forth below:

Warrant Holder	Number of Shares (1)	Exercise Price	Expiration Date
Horizon Technology Funding Company V LLC	168,327	$3.61623	August 1, 2014
Canaan VII L.P.	960,433	$3.61623	September 14, 2016
Hutton Living Trust dated 12/10/96	4,824	$3.61623	September 14, 2016
Wheatley New York Partners, L.P.	117,703	$3.61623	September 14, 2016
Wheatley Partners III, L.P.	60,558	$3.61623	September 14, 2016
Wheatley Associates III, L.P.	6,912	$3.61623	September 14, 2016
Wheatley Foreign Partners III, L.P.	10,999	$3.61623	September 14, 2016
Horizon Technology Funding Company II LLC	39,404	$5.32730	December 21, 2016
Kevin Rakin	148,939	$3.61623	June 11, 2017
Silicon Valley Bank	69,133	$3.61623	December 23, 2018
Oxford Finance Corporation	138,265	$3.61623	December 23, 2018

(1)	These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, at the time of exercise of the warrant after deduction of the aggregate exercise price.

In connection with the completion of this offering, all of the outstanding warrants listed above stock will convert to warrants exercisable to purchase an equal number of shares of our common stock and at the exercise price listed above.

Common Stock Warrant. On August 3, 2007, we issued a warrant exercisable for an aggregate of 174,214 shares of our common stock. This warrant is immediately exercisable at an exercise price of $3.61623 per share and expires on August 3, 2014, subject to its earlier termination upon the completion of this offering and certain mergers, acquisitions and similar transactions. We expect this warrant to be net exercised in connection with the completion of this offering, resulting in the issuance of an aggregate of          shares of common stock assuming an initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus. If this warrant is not exercised prior to the completion of this offering, it will terminate.

Registration Rights

Following the expiration of the lock-up agreements described below in “Underwriting,” the holders of 10,066,338 shares of our common stock and the holders of warrants to purchase 1,725,497 shares of common stock will be entitled to certain registration rights with respect to these securities under the Securities Act of 1933, as amended, or the Securities Act, as set forth in an agreement between us and the holders of these securities and described below. These shares are referred to as registrable securities. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, including the fees and expenses of one counsel selected by the registering security holders to represent such security holders and excluding underwriting discounts.

Demand rights. At any time, subject to specified limitations, the holders of not less than 60% of these registrable securities may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated aggregate offering price of such securities is at least $10.0 million. We may be required to use our best efforts to effect up to two such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 rights. If we become eligible to file registration statements on Form S-3, subject to specified limitations, the holders of registrable securities may require us to register all or a portion of their registrable securities on Form S-3, if the anticipated aggregate proceeds of such securities is at least $500,000. We may not be required to effect more than three such registrations in any rolling 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Piggyback rights. If we propose to register any of our equity securities under the Securities Act, the holders of these registrable securities are entitled to notice of such registration and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation to be effective upon completion of this offering and our amended and restated bylaws to be effective upon completion of this offering discussed below could discourage or make it more difficult to accomplish an acquisition of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation

Undesignated Preferred Stock. The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us.

Classified Board of Directors; Removal of Directors for Cause. Our amended and restated certificate of incorporation and amended and restated bylaws provide that upon completion of this offering our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board of Directors—Composition and Election of Directors.” Members of our board of directors may only be removed for cause and only by the affirmative vote of 66 2/3% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our amended and restated bylaws provide that, for nominations to our board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. Detailed requirements as to the form of the notice and information required in the notice are specified in the amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaws, such business will not be conducted at the meeting.

Special Meetings of Stockholders. Our amended and restated bylaws provide that special meetings of the stockholders may be called only by our Chairman, Chief Executive Officer or President, or our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit our stockholders to act by written consent without a meeting. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation.” This 66 2/3% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, a 66 2/3% vote is also required for any amendment to, or repeal of, our amended and restated bylaws by the stockholders. Our amended and restated bylaws may be amended or repealed by a vote of a majority of the total number of directors.

Delaware Law

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years prior, did own, 15% or more of a corporation’s voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             , with offices at             .

Nasdaq Global Market Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “ABHB.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, no public market existed for our common stock. Future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate. Although we have applied to list our common stock on the Nasdaq Global Market, we cannot assure you that there will be an active market for our common stock.

Upon completion of this offering, based upon the number of shares outstanding at January 1, 2011, there will be          shares of our common stock outstanding, assuming no exercise of the underwriters’ overallotment option. Of these outstanding shares, the          shares sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares to cover overallotments, will be freely tradable without restriction or future registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales may be made only in compliance with the limitations of Rule 144 described below.

The remaining          shares outstanding after this offering are deemed “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below, or another exemption. As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Date of availability of sale	Approximate number of shares
90 days after the date of this prospectus

180 days after the date of this prospectus, or longer if the lock-up period is extended, upon expiration of the lock-up agreements, subject in some cases to applicable volume limitations under Rule 144

Lock-Up Agreements

In connection with this offering, we, the selling stockholders, our executive officers and directors and our stockholders have entered into lock-up agreements with the underwriters described in “Underwriting,” pursuant to which          shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the consummation of this offering, a person (or persons whose shares of common stock are required to be aggregated), who is one of our affiliates (as defined below) and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell in the public market, within any three-month period, a number of shares of common stock that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares of common stock immediately after consummation of this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Such sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

In general, under Rule 144, beginning 90 days after the consummation of this offering, a person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities, within the meaning of Rule 144, proposed to be sold for at least six months (including the holding period of any prior owner other than one of our affiliates), would be entitled to sell those shares in the public market without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares of common stock from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part, or who purchased shares of common stock from us after that date upon the exercise of options granted before such date, is entitled to rely on Rule 701 to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. Subject to the lock-up agreements described above, if such person is not an affiliate, such sale may be made without complying with the minimum holding period or public information requirements of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its minimum holding period requirements, but subject to the other Rule 144 restrictions and the lock-up agreements described above.

Stock Options

As of January 1, 2011, options to purchase a total of 3,472,732 shares of common stock were outstanding. All of the shares subject to options are subject to the terms of the lock-up agreements with the underwriters. Upon completion of this offering, an additional          shares of common stock will be available for future option grants under our stock plans. Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Warrants

As of January 1, 2011, we had outstanding warrants to purchase an aggregate of 174,214 shares of our common stock and outstanding warrants to purchase an aggregate of 1,725,497 shares of preferred stock. In connection with the completion of this offering, all outstanding warrants will convert to warrants to purchase our common stock at a weighted average exercise price of $3.6512 per share. See “Description of Capital Stock—Warrants.” Any shares purchased pursuant to the cashless exercise feature of the shares acquired upon the net exercise of these warrants may be sold in the public market pursuant to Rule 144, subject to the lock-up restrictions described above. In addition, these shares are entitled to registration rights as described under “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	banks, thrifts and other financial institutions;

•	insurance companies;

•	partnerships, S corporations and other pass-through entities;

•	real estate investment trusts;

•	regulated investment companies;

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	certain former citizens or permanent residents of the United States;

•	U.S. expatriates;

•	persons subject to the alternative minimum tax;

•	persons that hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below);

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, ANY OTHER U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions on Our Common Stock

As described above in the section titled “Dividend Policy,” we do not anticipate paying cash dividends on our common stock. If, however, we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Gain on Sale or Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate as is specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person and, for a non-U.S. holder that is a corporation, also may be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Sale or Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or disposition of our common stock or (ii) the non-U.S. holder’s holding period for our common stock.

Unless an applicable tax treaty provides otherwise, the gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as is specified by an applicable income tax treaty), but may be offset by U.S.

source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively held more than 5% of our common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of our common stock or (ii) the non-U.S. holder’s holding period for our common stock.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the amount, if any, of tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Backup withholding generally will not, however, apply to payments of dividends to a non-U.S. holder of our common stock, provided that the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Recent Legislation Relating to Foreign Accounts

Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
William Blair & Company, L.L.C
Oppenheimer & Co.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial offering, the initial public offering price, concession or any other term of the offering may be changed.

The following table shows the initial public offering price, underwriting discount and proceeds, before expenses, to us and the selling stockholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the company	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us and the selling stockholders.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                      additional shares at the initial public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                      shares offered by this prospectus for sale to some of our directors, officers, employees and affiliates of such persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed, with certain specified exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (1) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Market Listing

We expect the shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “ABHB.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus, or the shares, may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters that constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at, persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering memorandum relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This offering memorandum is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this offering memorandum nor taken steps to verify the information set forth herein and has no responsibility for the offering memorandum. The securities to which this offering memorandum relates may be illiquid and subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering memorandum you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by McDermott Will  & Emery LLP.

EXPERTS

The financial statements as of January 2, 2010 and January 1, 2011, and for each of the three years in the period ended January 1, 2011, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act of 1933, as amended, relating to the common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the shares offered, see the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made herein are summaries of the material terms of such contract or other document, are not necessarily complete and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. All documents that we file with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above.

We maintain a website at www.abh.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on, or accessible through, our website is not incorporated by reference in, and is not considered part of, this prospectus.

Advanced BioHealing, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Advanced BioHealing, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in convertible preferred stock and stockholder’s deficit and cash flows present fairly, in all material respects, the financial position of Advanced BioHealing, Inc. (the “Company”) at January 2, 2010 and January 1, 2011, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Diego, California

February 25, 2011

Advanced BioHealing, Inc.

Balance Sheets

(in thousands, except share and per share amounts)

	January 2, 2010	January 1, 2011	Pro Forma Liabilities and Stockholders’ Equity as of January 1, 2011 (see Note 1)
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$12,586	$22,455
Accounts receivable, net of allowance for doubtful accounts of $863 and $2,148 at January 2, 2010 and January 1, 2011, respectively	14,116	23,446
Inventories	10,567	13,476
Prepaid and other current assets	1,286	2,273
Deferred tax assets	163	4,366

Total current assets	38,718	66,016
Equipment and leasehold improvements, net	5,278	8,531
Intangible assets, net	1,002	708
Long-term deferred tax assets	—	2,607
Other assets	455	349

Total assets	$45,453	$78,211

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable and accrued expenses	$9,449	$19,122	$19,122
Deferred revenue	458	699	699
Current portion of long term debt	5,387	3,518	3,518
Other current liabilities	357	368	368

Total current liabilities	15,651	23,707	23,707
Deferred revenue, less current portion	837	994	994
Preferred stock warrants liability	11,451	24,922	—
Long-term debt, less current portion	8,398	10,630	10,630
Deferred tax liabilities	163	—	—
Other long term liabilities	644	464	464

Total liabilities	37,144	60,717	35,795
Commitments and contingencies (Note 8)
Series C redeemable convertible preferred stock, $0.001 par value; authorized—8,900,629 shares at January 2, 2010 and January 1, 2011; issued and outstanding—8,375,965 shares at January 2, 2010 and January 1, 2011; liquidation preference—$57,230 at January 1, 2011; pro forma (unaudited)—no shares issued and outstanding	42,224	48,420	—
Series C-1 redeemable convertible preferred stock, $0.001 par value; authorized—1,335,643 shares at January 2, 2010 and January 1, 2011; issued and outstanding—none at January 2, 2010 and January 1, 2011; pro forma (unaudited)—no shares issued and outstanding	—	—	—
Series B redeemable convertible preferred stock, $0.001 par value; authorized—1,541,114 shares at January 2, 2010 and January 1, 2011; issued and outstanding—1,501,117 shares at January 2, 2010 and January 1, 2011; liquidation preference—$10,356 at January 1, 2011; pro forma (unaudited)—no shares issued and outstanding	8,934	9,245	—
Series A convertible preferred stock, $0.001 par value; authorized, issued and outstanding—500,561 shares at January 2, 2010 and January 1, 2011; liquidation preference of $3,108 at January 1, 2011; pro forma (unaudited)—no shares issued and outstanding	2,284	2,284	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; authorized—16,775,728 shares at January 2, 2010 and January 1, 2011; issued and outstanding—228,443 shares and 281,611 shares at January 2, 2010 and January 1, 2011, respectively; pro forma (unaudited)—10,659,254 shares issued and outstanding	—	—	11
Additional paid-in capital	—	—	84,860
Accumulated deficit	(45,133)	(42,455)	(42,455)

Total stockholders’ equity (deficit)	(45,133)	(42,455)	42,416

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$45,453	$78,211	$78,211

The accompanying notes are an integral part of these financial statements.

Advanced BioHealing, Inc.

Statements of Operations

(in thousands, except share and per share amounts)

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Revenue	$44,753	$85,459	$146,718
Cost of revenue	16,008	20,066	30,806

Gross profit	28,745	65,393	115,912

Operating expenses
Research and development	1,002	7,741	17,071
Sales, marketing and administrative	28,869	49,516	77,848

Total operating expenses	29,871	57,257	94,919

Income (loss) from operations	(1,126)	8,136	20,993

Other expense
Interest expense, net	(1,280)	(2,424)	(1,635)
Change in fair value of preferred stock warrants	(1,318)	(6,075)	(12,439)
Loss from extinguishment of debt	—	—	(653)

Income (loss) before income taxes	(3,724)	(363)	6,266
Income tax provision (benefit)	146	570	(870)

Net income (loss)	(3,870)	(933)	7,136
Accretion of redeemable convertible preferred stock	(4,539)	(5,712)	(6,507)
Net income allocable to preferred stockholders	—	—	(614)

Net income (loss) attributable to common stockholders	$(8,409)	$(6,645)	$15

Net income (loss) per share attributable to common stockholders:
Basic	$(42.53)	$(29.44)	$0.06

Diluted	$(42.53)	$(29.44)	$0.01

Weighted average shares outstanding:
Basic	197,706	225,687	255,853

Diluted	197,706	225,687	2,151,496

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$1.94

Diluted			$1.48

Pro forma weighted average shares outstanding (unaudited):
Basic			10,633,496

Diluted			13,928,516

The accompanying notes are an integral part of these financial statements.

Advanced BioHealing, Inc.

Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 29, 2007	500,561	$2,284	1,501,117	$8,341	8,375,965	$32,566	195,968	$—	$—	$(31,595)	$(31,595)
Stock options exercised	—	—	—	—	—	—	2,406	—	2	—	2
Accretion of Series B preferred dividends	—	—	—	297	—	—	—	—	(297)	—	(297)
Accretion of Series C preferred dividends	—	—	—	—	—	4,242	—	—	(289)	(3,953)	(4,242)
Stock-based compensation expense	—	—	—	—	—	—	—	—	584	—	584
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(3,870)	(3,870)

Balance at December 27, 2008	500,561	2,284	1,501,117	8,638	8,375,965	36,808	198,374	—	—	(39,418)	(39,418)
Stock options exercised	—	—	—	—	—	—	30,069	—	21	—	21
Accretion of series B preferred dividends	—	—	—	296	—	—	—	—	(296)	—	(296)
Accretion of Series C preferred dividends	—	—	—	—	—	5,416	—	—	(634)	(4,782)	(5,416)
Stock-based compensation expense	—	—	—	—	—	—	—	—	909	—	909
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(933)	(933)

Balance at January 2, 2010	500,561	2,284	1,501,117	8,934	8,375,965	42,224	228,443	—	—	(45,133)	(45,133)
Stock options exercised	—	—	—	—	—	—	53,168	—	60	—	60
Accretion of Series B preferred dividends	—	—	—	311	—	—	—	—	(311)	—	(311)
Accretion of Series C preferred dividends	—	—	—	—	—	6,196	—	—	(1,738)	(4,458)	(6,196)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,719	—	1,719
Tax benefit from stock option exercises	—	—	—	—	—	—	—	—	270	—	270
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	7,136	7,136

Balance at January 1, 2011	500,561	$2,284	1,501,117	$9,245	8,375,965	$48,420	281,611	$—	$—	$(42,455)	$(42,455)

The accompanying notes are an integral part of these financial statements.

Advanced BioHealing, Inc.

Statements of Cash Flows

(in thousands)

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Cash flows for operating activities
Net income (loss)	$(3,870)	$(933)	$7,136
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	780	1,006	1,669
Provision for doubtful accounts	526	548	2,291
Non-cash interest expense	332	726	623
Stock-based compensation expense	799	1,427	2,751
Excess tax benefits from stock-based compensation awards	—	—	(270)
Benefit from deferred income taxes	—	—	(6,973)
Changes in fair value of preferred stock warrants	1,318	6,075	12,439
Changes in operating assets and liabilities
Accounts receivable	(4,048)	(7,086)	(11,621)
Inventories	(2,856)	(2,604)	(2,909)
Other assets and prepaid expenses	2,192	(327)	(856)
Accounts payable and accrued expenses	2,818	3,481	9,943
Deferred revenue	(3,424)	438	398
Other liabilities	312	(63)	(322)

Net cash provided by (used in) operating activities	(5,121)	2,688	14,299

Cash flows for investing activities
Purchases of equipment and leasehold improvements	(1,628)	(2,742)	(4,628)
Purchase of intangible asset	—	(75)	—

Net cash used in investing activities	(1,628)	(2,817)	(4,628)

Cash flows for financing activities
Proceeds from debt, net of issuance costs	14,664	—	14,845
Payments on debt	(12,827)	(916)	(14,977)
Proceeds from the exercise of stock options	2	21	60
Excess tax benefits from stock-based compensation awards	—	—	270

Net cash provided by (used in) financing activities	1,839	(895)	198

Net increase (decrease) in cash and cash equivalents	(4,910)	(1,024)	9,869
Cash and cash equivalents
Beginning of year	18,520	13,610	12,586

End of year	$13,610	$12,586	$22,455

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$1,231	$1,571	$1,158
Cash paid during the period for income taxes	$—	$669	$5,816

The accompanying notes are an integral part of these financial statements.

Advanced BioHealing, Inc.

Notes to Financial Statements

1. Organization and Significant Accounting Policies

Description of Business

Advanced BioHealing, Inc. (the “Company” or “ABH”), was incorporated in Delaware in January 2004. ABH is a leading regenerative medicine company that develops, manufactures and commercializes cell-based therapies. ABH’s principal product, Dermagraft, has received premarket approval from the U.S. Food and Drug Administration (“FDA”) for the treatment of certain types of diabetic foot ulcers. In 2007, the Company commercially launched Dermagraft and to date has focused its commercialization efforts in the United States. The Company’s operations are impacted by regulations from various federal and state agencies that could have a material impact on the Company’s financial position and results of operations.

Fiscal Year

The Company operates and reports using a 52- or 53-week fiscal year with each quarter ending on the Saturday closest to the calendar quarter end. The Company’s fiscal years include four 13-week reporting periods, with an additional week in the fourth reporting period for 53-week fiscal years. Unless otherwise stated, references to years in this report relate to the fiscal years below:

Fiscal Year	Number of Weeks	Ended
2008	52	December 27, 2008
2009	53	January 2, 2010
2010	52	January 1, 2011

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Pro Forma Liabilities and Stockholders’ Equity (Deficit)

The unaudited pro forma liabilities and stockholders’ equity (deficit) as of January 1, 2011 has been prepared assuming that upon closing of an initial public offering (“IPO”) all outstanding convertible preferred stock will automatically convert into 10,377,643 shares of common stock and all the outstanding convertible preferred stock warrants will convert into warrants exercisable for common stock. The shares of common stock issuable in the IPO and the related estimated net proceeds are excluded from such pro forma information.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The Company’s cash and cash equivalents generally consist of investments in money market mutual funds and demand deposits in banks.

Inventories

Inventories are stated at the lower of cost (first-in-first-out method) or market. Inventory costs include the cost of material, labor, outside processing costs and manufacturing overhead. The Company analyzes its inventory levels and writes down inventory that has, or is expected to, become obsolete, inventory that has a cost basis in excess of its expected realizable value or inventory in excess of expected sales requirements.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life or the aggregate remaining lease term. Upon retirement or sale, the asset and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations. Construction in progress is recorded at historical cost but not depreciated until capitalized to property and equipment when placed in service. Repair and maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets are comprised of Dermagraft technology, customer relationships, a favorable sub-lease arrangement and the Company’s domain name. Dermagraft technology is amortized on a straight-line basis over an estimated useful life of eleven years. Customer relationships are amortized on a straight-line basis over an estimated useful life of five years. The favorable lease is amortized on a straight-line basis over the sublease period of approximately six years. The Company’s domain name is amortized on a straight-line basis over an estimated useful life of nine years.

The estimated useful lives were determined based on the expected period of benefit and considered the sub-lease term including renewals for the favorable lease agreement and the remaining patent lives and technological obsolescence in the case of the Dermagraft technology.

Impairments of Long-Lived Assets

The Company assesses potential impairments to its long lived assets, including equipment and leasehold improvements and intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Preferred Stock Warrants Liability

In connection with various debt and preferred stock financings, as well as in consideration of consulting services provided to the Company by its Chief Executive Officer prior to his commencement of employment in February 2007, the Company issued warrants that allow the holders to exercise the warrants into a fixed number of shares (subject to antidilution adjustments) of redeemable convertible preferred stock. These warrants provide for the issuance of shares that are redeemable; therefore, the warrants are classified as a liability and initially measured at fair value. At issuance, a portion of the proceeds of the financing equal to the fair value of the warrant is allocated to the warrant, with the residual allocated to the debt or equity financing. The warrants are remeasured at subsequent reporting periods with the change in fair value reflected as change in fair value of preferred stock warrants in the statements of operations. However, any change in the fair value of the warrant issued under the employment agreement is recorded as compensation expense. The warrants will continue to be remeasured to fair value until the earlier of: (i) exercise, (ii) expiration of the related warrant or (iii) upon conversion of the redeemable convertible preferred stock underlying the security into common stock, at which time the fair value of the warrant liability will be reclassified to additional paid-in capital.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

Convertible Preferred Stock

The holders of the Company’s outstanding convertible preferred stock, voting or consenting together as a separate class, control the vote of the Company’s stockholders. As a result, the holders of all series of the Company’s convertible preferred stock can force a change-in-control that would trigger a liquidation. As redemption of the convertible preferred stock through liquidation is outside the control of the Company, all shares of convertible preferred stock have been presented outside of stockholders’ deficit in the Company’s balance sheets.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. Revenue is recorded net of allowances for estimated sales returns and pricing credits. In arrangements with more than one deliverable, the Company allocates the arrangement consideration to the units of accounting based on their relative fair values.

The Company commenced shipment of Dermagraft in February 2007. As a result of its limited history of product sales, the Company did not have sufficient history to estimate expected price credits to be granted to its customers for sales during the year ended December 29, 2007. As a result, there was uncertainty as to the amount the Company would ultimately receive in payment from its customers, so the price was determined not to be fixed or determinable at the time of product delivery. The price was determined to be fixed or determinable upon receipt of cash from the Company’s customers. Accordingly, revenue for the year ended December 29, 2007 was recorded when cash was received, and no allowance for estimated sales returns or credits was recorded as of December 29, 2007.

During the quarter ended December 27, 2008, the Company concluded that it had accumulated sufficient cumulative historical experience to enable it to reliably estimate future pricing credits at the time of product delivery. Accordingly in the fourth quarter of 2008, the Company commenced recognizing revenue upon product delivery (assuming all other revenue recognition criteria were met) net of a provision for estimated sales returns and pricing credits. As of December 27, 2008, January 2, 2010 and January 1, 2011, the provision for estimated sales returns and pricing credits totaled $0.5 million, $0.7 million and $1.2 million, respectively.

As a result of having the ability to develop reasonable estimates of price credits, a total of $4.3 million of revenue deferred as of December 29, 2007 was recorded as revenue and related deferred costs of $2.4 million were recognized as cost of sales during the year ended December 27, 2008.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of trade receivables and are recorded at their estimated net realizable value. The Company maintains an allowance for doubtful accounts for estimated credit losses. The Company makes estimates regarding the future ability of its customers to make required payments based on historical payment experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. Accounts receivable are charged to the allowance when all reasonable collection efforts are exhausted.

Deferred Revenue

The Company provides freezers for the storage of product to certain customers that are deemed an embedded lease. The value of the embedded lease is recorded as deferred revenue and recognized as revenue on a straight-line basis over the estimated lease term and was less than 1% of revenue in any fiscal year.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

Shipping and Handling

Third party freight and related costs incurred for shipping and handling of product sales is included in sales, marketing and administrative expense and was $1.4 million, $1.8 million and $2.6 million for the years ended December 27, 2008, January 2, 2010 and January 1, 2011, respectively.

Research and Development Expense

All research and development costs, which primarily consist of salaries and benefits, clinical trial costs and contract services, are expensed as incurred.

Stock-Based Compensation Expense

Equity awards, principally related to stock options issued to employees and the Board, are measured at the grant date, based on the estimated fair value of the award and are recognized as expense on a straight-line basis over the employee’s or director’s requisite service period.

Awards, principally related to preferred stock warrants, that require liability classification in the accompanying balance sheets, are initially measured at fair value and expensed as compensation. The fair value of the liability award is remeasured at each subsequent reporting date with the change in fair value reflected as compensation expense.

For equity awards issued to non-employees, excluding non-employee directors, the Company recognizes a non-cash charge to operations for the fair value of equity instruments given as consideration for services rendered over the vesting period (which is generally the service period). The equity instruments are revalued on each subsequent reporting date until performance is complete or the award vests with a cumulative catch-up adjustment recognized for any changes in their fair value. The fair value of awards to both employees and non-employees is estimated using the Black-Scholes option pricing model.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards. A valuation reserve against net deferred tax assets is required if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has investment policies that limit investments of excess cash to investment grade securities. The Company provides credit, in the normal course of business, to customers and does not require collateral or other security to support accounts receivable. Substantially all of the Company’s accounts receivable are from entities in the healthcare industry. However, concentrations of credit risk are limited due to the number of the Company’s customers as well as their dispersion across many different geographic regions in the United States.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

As of January 2, 2010 and January 1, 2011, no single customer’s accounts receivable balance resulted in any significant concentration of risk. For the years ended December 27, 2008, January 2, 2010 and January 1, 2011, no single customer’s revenue was individually significant.

Fair Value Measurements

The carrying amount of certain of the Company’s financial instruments, including prepaid expenses, other current assets, accounts payable, accrued expenses and long-term debt, approximate fair value due to their short term nature or, for long-term debt, the terms are consistent with those that the Company could have reasonably expected to obtain as of the balance sheet date.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses a fair value hierarchy that is based on three levels of inputs, of which the first two are considered observable and the last unobservable. The Company’s assets and liabilities are classified as Level 1, 2 or 3 within the following fair value hierarchy:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access;

Level 2—Inputs other than Level 1 that are directly or indirectly observable, such as quoted prices for identical or similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, such as interest rates, yield curves and foreign currency spot rates; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

All of the Company’s cash equivalents, which include money market funds, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices and amounted to $10.5 million and $13.7 million at January 2, 2010 and January 1, 2011, respectively. The Company has no assets or liabilities classified as Level 2. The Company’s Level 3 financial liabilities consist of long-term liabilities related to warrants issued for the purchase of preferred stock and amounted to $11.5 million and $24.9 million at January 2, 2010 and January 1, 2011, respectively. Measurement of fair value for the warrants is made utilizing the Black-Scholes option pricing model. The inputs used in determining the fair values are discussed in detail in Note 3. Level 3 activity is as follows (in thousands):

Level 3
Balance at December 29, 2007	$—
Preferred stock warrant liability transferred in upon adoption of fair value guidance	2,743
Issuance of preferred stock warrants	582
Employee stock-based compensation for change in fair value of preferred stock warrant	215
Other expense for change in fair value of preferred stock warrants	1,318

Balance at December 27, 2008	4,858
Employee stock-based compensation for change in fair value of preferred stock warrant	518
Other expense for change in fair value of preferred stock warrants	6,075

Balance at January 2, 2010	11,451
Employee stock-based compensation for change in fair value of preferred stock warrant	1,032
Other expense for change in fair value of preferred stock warrants	12,439

Balance at January 1, 2011	$24,922

The increase in the preferred stock warrants is primarily a result of the increase in the fair value of the underlying preferred stock.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and comprehensive income (loss) were the same for all periods presented.

Net Income (Loss) Per Share

The Company applies the two-class method for calculating net income (loss) per share since it has issued securities, other than common stock, that contractually entitle the holder to participate in dividends and earnings of the Company. Under this method, earnings available to common stockholders for the period, after deduction of preferred stock dividends and accretions to the redemption value of redeemable preferred stock, are allocated between common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders (after the reduction for any preferred stock dividends assuming current income for the period had been distributed) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, adjusted for the effects of potentially dilutive common shares, which are comprised of outstanding stock options, warrants and convertible preferred stock. In periods where the effect of the conversion of preferred stock is dilutive, net

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

income (loss) attributable to common stockholders is adjusted by the associated preferred dividends and accretions. The effects of outstanding stock options, warrants and convertible preferred stock are excluded from the computation of diluted net income (loss) per common share in periods in which the effect would be antidilutive. The dilutive potential common shares are computed using the treasury stock method, if-converted method and the two-class method, as applicable.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands, except share and per share amounts):

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Numerator:
Net income (loss)	$(3,870)	$(933)	$7,136
Accretion of redeemable convertible preferred stock	(4,539)	(5,712)	(6,507)
Net income allocable to preferred stockholders	—	—	(614)

Net income (loss) attributable to common stockholders	$(8,409)	$(6,645)	$15

Denominator:
Weighted average shares outstanding—basic	197,706	225,687	255,853
Effect of potentially dilutive securities:	—	—	—
Stock options	—	—	1,754,004
Warrants	—	—	141,639

Weighted average shares outstanding—diluted	197,706	225,687	2,151,496

Net income (loss) per share attributable to common stockholders:
Basic	$(42.53)	$(29.44)	$0.06

Diluted	$(42.53)	$(29.44)	$0.01

Potentially dilutive securities not included in the calculation of diluted net loss per share because doing so would be anti-dilutive are as follows (weighted average shares outstanding):

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Preferred stock	10,377,643	10,377,643	10,377,643
Preferred stock warrants	1,535,382	1,725,497	1,725,497
Common stock warrants	174,214	174,214	—
Common stock options	2,937,694	3,170,210	74,213

	15,024,933	15,447,564	12,177,353

Unaudited pro forma basic and diluted net income (loss) per share has been computed to give effect to the conversion of the Company’s convertible preferred stock (using the as-if-converted method) into common stock upon the Company’s IPO as though the conversion had occurred at January 3, 2010 or the date of issuance, if later.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net income per share is as follows (in thousands, except share and per share amounts):

Fiscal Year Ended January 1, 2011
(unaudited)
Numerator:
Net income	$7,136
Change in fair value of warrants to purchase redeemable convertible preferred stock	13,471

Net income attributable to common stockholders—basic and diluted	$20,607

Denominator:
Weighted average shares outstanding	255,853
Pro forma adjustment to reflect assumed weighted average effect of conversion of preferred stock	10,377,643

Pro forma weighted average shares outstanding—basic	10,633,496
Pro forma adjustments to reflect effect of potentially dilutive securities:
Stock options	1,754,004
Warrants	1,541,016

Pro forma weighted average shares outstanding—diluted	13,928,516

Pro forma net income per share attributable to common stockholders:
Basic	$1.94

Diluted	$1.48

Segment Reporting

The Company operates in one business segment, the research, development and commercialization of cell-based therapies. All of the Company’s assets and revenues are in the United States.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board issued authoritative guidance that establishes a selling-price hierarchy for determining the selling price of each element within a multiple-deliverable arrangement. Specifically, the selling price assigned to each deliverable is to be based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence, if VSOE is unavailable, and estimated selling prices if neither VSOE or third-party evidence is available. In addition, the guidance eliminates the residual method of allocating arrangement consideration and instead requires allocation using the relative selling price method. The guidance will be effective prospectively for multiple-deliverable revenue arrangements entered into, or materially modified, in fiscal years beginning on or after June 15, 2010. The Company has adopted the new guidance on January 2, 2011, which is not expected to have a material impact on the Company’s revenue recognition.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

2. Balance Sheet Components

Inventories consists of the following (in thousands):

	January 2, 2010	January 1, 2011
Raw materials	$4,699	$6,777
Work-in-process	998	1,710
Finished goods	4,870	4,989

	$10,567	$13,476

Equipment and leasehold improvements consists of the following (in thousands):

	Useful Lives (years)	January 2, 2010	January 1, 2011
Equipment	5	$3,186	$5,025
Furniture and fixtures	3 to 5	558	1,578
Leasehold improvements	2 to 14	2,179	2,731
Construction in progress	—	917	2,134

		6,840	11,468
Less: Accumulated depreciation and amortization		(1,562)	(2,937)

		$5,278	$8,531

Depreciation and amortization expense relating to equipment and leasehold improvements was $0.5 million, $0.7 million and $1.4 million for the years ended December 27, 2008, January 2, 2010 and January 1, 2011, respectively.

Intangible assets consist of the following (in thousands):

	January 2, 2010	January 1, 2011
Gross carrying amount
Dermagraft technology	$738	$738
Customer relationships	3	3
Favorable lease	1,217	1,217
Domain name	75	75

	2,033	2,033
Accumulated amortization
Dermagraft technology	(240)	(308)
Customer relationships	(3)	(3)
Favorable lease	(781)	(999)
Domain name	(7)	(15)

Intangible assets, net	$1,002	$708

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

Amortization of intangible assets was included in the statements of operations as follows (in thousands):

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Cost of revenue	$263	$263	$271
Sales, marketing and administrative	22	30	23

	$285	$293	$294

Amortization expense for the fiscal years ending in 2011, 2012, 2013 and 2014 is estimated to be $0.3 million, $0.1 million, $0.1 million and $0.1 million, respectively.

Accounts payable and accrued expenses consist of the following (in thousands):

	January 2, 2010	January 1, 2011
Accounts payable	$2,461	$5,981
Accrued employee compensation	4,849	7,471
Accrued contracted services	1,249	1,010
Accrued clinical trial costs	715	3,145
Other	175	1,515

	$9,449	$19,122

3. Warrants for the Purchase of Preferred Stock and Common Stock

In connection with various debt and equity financings, as well as in consideration of consulting services provided to the Company by its Chief Executive Officer prior to his commencement of employment in February 2007, the Company issued warrants that allow the holders to exercise the warrants into a fixed number of shares (subject to antidilution adjustments) of Series B, Series C and Series C-1 convertible preferred stock or common stock. The warrants allow for the holder to either pay cash for the exercise price of the shares issued or receive issued shares on a net issuance basis upon exercise of the warrants. Under net issuance or net share settlement, the number of shares otherwise issuable upon exercise is reduced by a sufficient number of shares at fair value at the date of exercise to pay the exercise price, with only the net number of shares being issued to the holder upon exercise. The warrants do not allow the holder to receive net cash in lieu of shares upon exercise.

The Series B, Series C and Series C-1 warrants provide for the issuance of shares which are redeemable; therefore, the warrants are required to be classified as a liability and initially measured at fair value and remeasured at subsequent reporting periods with the change in fair value reflected as nonoperating income or expense in the statements of operations. However, any change in the fair value of the warrant issued to the Company’s Chairman and Chief Executive Officer is recorded by the Company as compensation expense. The warrants for the purchase of common stock are classified as equity in the balance sheet and were initially measured at fair value. The warrants for the purchase of common stock are not required to be remeasured subsequent to the date of issuance.

In August 2007, in connection with services provided by an unrelated third party for equity financings, the Company issued a warrant exercisable for 174,214 shares of common stock. The fair value of the warrant was determined using the Black-Scholes option pricing model based on the following assumptions: risk free interest rate of 4.59%, expected term of 5.6 years, expected volatility of 65.0% and expected dividend yield of 0%.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

A summary of information regarding all outstanding warrants as of January 2, 2010 and January 1, 2011 is as follows:

Warrant Exercisable for	Financial Statement Classification	Number Outstanding and Exercisable	Exercise Price
Common Stock (1)	Equity	174,214	$3.61623
Series B (2)	Liability	39,404	$5.32730
Series C (3)	Liability	168,327	$3.61623
Series C (4)	Liability	148,939	$3.61623
Series C (5)	Liability	207,398	$3.61623
Series C-1 (6)	Liability	1,161,429	$3.61623

		1,899,711

(1)	The warrant is fully exercisable and expires on the earlier of: (i) August 3, 2014, the closing of certain mergers, acquisitions and similar transactions and (iii) an initial public offering of the Company’s securities in which the holders of all of the Company’s preferred stock convert into common stock.

(2)	The warrant is fully exercisable and expires on the earlier of: (i) December 21, 2016 and (ii) upon the closing of certain mergers, acquisitions and similar transactions.

(3)	The warrant is fully exercisable and expires on the earlier of: (i) September 7, 2014, (ii) five years after the closing of an initial public offering and (iii) upon the closing of certain mergers, acquisitions and similar transactions.

(4)	The warrant is fully exercisable and expires on the earlier of: (i) June 11, 2017 and (ii) upon the closing of certain mergers, acquisitions and similar transactions.

(5)	The warrant is fully exercisable and expires on the earlier of: (i) December 23, 2018, (ii) the second anniversary of an initial public offering and (iii) upon the closing of certain mergers, acquisitions and similar transactions.

(6)	The warrant is fully exercisable and expires on the earlier of: (i) September 14, 2016 and (ii) upon the closing of certain mergers, acquisitions and similar transactions.

The following summarizes all warrants that are classified as liabilities (in thousands, except share amounts):

Warrant Exercisable for	Issuance Date	Number Outstanding and Exercisable as of		Fair Value as of
		January 2, 2010	January 1, 2011	January 2, 2010	January 1, 2011
Series B	December 2006	39,404	39,404	$564	$991
Series C	September 2007	168,327	168,327	1,373	2,935
Series C	June 2007	148,939	148,939	983	2,015
Series C	December 2008	207,398	207,398	1,217	2,450
Series C-1	September 2006	1,161,429	1,161,429	7,314	16,531

		1,725,497	1,725,497	$11,451	$24,922

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

The fair value of all warrants was determined on the dates of issuance and subsequently using the Black Scholes option pricing model. The following summarizes the inputs used as of January 2, 2010 and January 1, 2011:

Warrant Exercisable for	Issuance Date	As of January 2, 2010
		Risk Free Interest Rate	Expected Term in Years	Expected Volatility	Expected Dividend Yield	Fair Value of Underlying Preferred Stock
Series B	December 2006	3.06%	6.98	64.2%	0%	$17.24
Series C	September 2007	2.19%	4.69	64.2%	9%	$16.23
Series C	June 2007	3.15%	7.45	64.2%	9%	$16.23
Series C	December 2008	3.41%	8.98	64.2%	9%	$16.23
Series C-1	September 2006	3.10%	6.71	64.2%	9%	$15.29

Warrant Exercisable for	Issuance Date	As of January 2, 2011
		Risk Free Interest Rate	Expected Term in Years	Expected Volatility	Expected Dividend Yield	Fair Value of Underlying Preferred Stock
Series B	December 2006	2.29%	5.98	59.0%	0%	$29.12
Series C	September 2007	1.31%	3.69	65.0%	9%	$28.66
Series C	June 2007	2.46%	6.45	58.0%	9%	$28.66
Series C	December 2008	2.87%	7.98	57.0%	9%	$28.66
Series C-1	September 2006	2.19%	5.71	60.0%	9%	$28.23

The change in the fair value of preferred stock warrants was $1.3 million, $6.1 million and $12.4 million for fiscal years 2008, 2009 and 2010, respectively. In fiscal year 2010, the Company recorded a non-cash charge of $0.3 million primarily relating to an error with respect to estimating changes in the fair value of the Series C-1 warrant to purchase preferred stock for fiscal years 2007, 2008 and 2009. The Company has concluded that the effect of recording this charge is not material to the results of operations, financial position or cashflows for any period presented.

4. Long-Term Debt

On December 21, 2006, the Company issued a secured promissory note. The interest rate was 12.05% per annum. On December 23, 2008, the Company repaid the obligation in full. The payoff amount totaled $1.74 million including a payment of outstanding principal of $1.71 million, an interest payment of $13,000 and non-utilization fees of $17,000. Issuance costs of $50,000 were deferred and amortized using the effective interest method and were fully amortized as of December 27, 2008.

In conjunction with the issuance of the promissory note, the Company issued warrants to the lender to purchase 39,404 shares of Series B convertible preferred stock at an exercise price of $5.3273 per share. The debt discount of $83,000 was amortized over the term of the debt and recognized as interest expense under the effective interest method. The debt discount was fully amortized as of December 27, 2008.

In September 2007, the Company entered into a $10.0 million revolving credit facility. The Company borrowed the entire $10.0 million under the terms of the agreement and paid interest on the outstanding balance at a minimum interest rate of 10.0% and a maximum interest rate of 14.5% until it repaid the loan in full in December 2008. The payoff amount totaled $10.2 million, including outstanding principal of $10.0 million and interest and non-utilization fees of $0.2 million.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

In conjunction with the issuance of these promissory notes, the Company issued a warrant to purchase 168,327 shares of Series C convertible preferred stock at an exercise price of $3.61623 per share. The warrant is exercisable for a period of seven years from date of issuance, subject to earlier termination upon the closing of certain mergers, acquisitions and similar transactions. This warrant provides for the issuance of shares which are redeemable, and as more fully explained in Note 3 are required to be classified as a liability and measured at fair value initially and at subsequent reporting periods with the change in fair value reflected as income or expense. The fair value of the warrant was $0.2 million at the date of issuance, and the residual amount of the proceeds of $9.8 million was allocated to the debt. The $0.2 million debt discount resulting from the issuance of the warrant was allocated between minimum borrowing and unused revolving commitment with $0.1 million allocated to the minimum borrowing which was amortized using the effective interest method, and $0.1 million allocated to the unused revolving commitment which was amortized on the straight-line method through the commitment termination date. The debt discount was fully amortized as of December 27, 2008.

On December 23, 2008, the Company entered into a loan agreement under which it issued secured promissory notes to two new lenders in the amounts of $10.0 million and $5.0 million. The interest rate was 11.15% per annum. Commencing on February 1, 2009 through and including October 1, 2009, the Company made monthly payments of $0.1 million representing accrued interest only on the outstanding principal amount of the promissory notes. From November 2009 through August 2010, the Company made monthly payments of $0.6 million representing principal and accrued interest.

In conjunction with the issuance of these promissory notes, the Company issued warrants to the lenders to purchase 207,398 shares of Series C convertible preferred stock at an exercise price of $3.61623 per share. The warrants are exercisable for a period of ten years, subject to earlier termination two years after the Company’s IPO. These warrants provide for the issuance of shares which are redeemable and as more fully explained in Note 3 are required to be classified as a liability and measured at fair value initially and at subsequent reporting periods with the change in fair value reflected as income or expense. The initial fair value of the warrants was $0.6 million and was allocated between the promissory notes and the unused revolving line with $0.4 million allocated to the promissory notes and $0.2 million allocated to the unused revolving line on a pro rata basis.

Issuance costs associated with the unused revolving line of credit of $0.1 million were deferred and were being amortized using the straight-line method through the maturity date. Issuance costs of $0.2 million associated with the promissory notes were recorded as a debt discount and were being amortized using the effective interest method over the term of the debt.

On September 17, 2010, the Company amended and restated its original loan agreement with the lenders pursuant to which one lender became the sole lender under a new $30.0 million credit facility. As the amendment to the loan agreement represented an exchange of debt instruments with substantially different terms, the refinancing of the debt was accounted for as a debt extinguishment. As a result, the Company recognized a $0.7 million loss on extinguishment of debt on the amendment date which was comprised of a $0.3 million prepayment penalty, $0.2 million of unamortized debt issuance costs and a final interest payment of $0.6 million which was partially offset by interest accrued as of the amendment date totaling $0.4 million related to the final interest payment.

The amended and restated credit facility consists of a $15.0 million term loan and a $15.0 million revolving line of credit. On the date the agreement was amended, the Company used approximately $10.0 million of the new term loan to repay the balance of $10.0 million under the original loan agreement, resulting in net cash received by the Company of $4.2 million after the payment of various fees. The Company made interest only payments through October 2010, subsequent to which it began to make the first of 48 monthly principal and

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

interest payments of $0.3 million that are fixed at 5.0% per annum. The term loan may be prepaid, subject to prepayment fees. Borrowings under the revolving credit facility is based on 80% of the Company’s eligible accounts receivable, matures in September 2013 and provides for monthly interest payments that accrue at the prime rate of interest. As of January 1, 2011, there were no borrowings outstanding under the revolving credit facility and is required to pay a monthly fee on the unused balance of the revolving credit facility in an amount of 0.25% per annum. The loans are collateralized by all presently existing and subsequently acquired personal property assets, and the Company is subject to certain financial loan covenants including: (i) liquidity of at least $6.0 million; (ii) a minimum fixed charge coverage ratio of 1.5 to 1; and (iii) positive net income measured on a rolling three-month basis. As of January 1, 2011, the Company was in compliance with all debt provisions.

Issuance costs associated with the unused revolving line of credit of $0.2 million were deferred and are being amortized using the straight-line method through the maturity date. The unamortized debt issuance cost was $0.2 million at January 1, 2011.

Future principal payments for the Growth Capital Advance are as follows (in thousands):

Fiscal 2011	$3,518
Fiscal 2012	3,698
Fiscal 2013	3,887
Fiscal 2014	3,045

14,148
Less: Short-term portion	(3,518)

Long-term debt, net of current portion	$10,630

5. Convertible Preferred Stock and Stockholders’ Equity

Preferred Stock

Under the Company’s amended and restated certificate of incorporation, as of January 1, 2011, the Company is authorized to issue 12,277,947 shares of preferred stock, par value $0.001 per share, of which 500,561 shares have been designated as Series A preferred stock (“Series A”), 1,541,114 shares have been designated as Series B preferred stock (“Series B”), 8,900,629 shares have been designated as Series C preferred stock (“Series C”) and 1,335,643 shares have been designated as Series C-1 preferred stock (“Series C-1”).

The holders of Series A, Series B, Series C and Series C-1 (collectively, the “Preferred Stockholders”) have the following rights and privileges:

Liquidation Rights

In the event of liquidation, dissolution or winding up of the Company, the Preferred Stockholders are entitled to receive, prior to and in preference to the holders of the Company’s common stock, from the assets of the Company available for distribution, certain preference payments.

The holders of Series C are entitled to receive, on par with the holders of Series C-1, and prior and in preference to holders of Series A, Series B and common stock, the sum per share of (a) $3.61623 (as adjusted for any stock dividends, combinations, splits recapitalizations and similar events) times a multiplier of 1.5 and (b) an amount equal to nine percent compounded annually of the original Series C issue price, from date of issuance

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

(“Series C Preference Amount”). However, in the event this amount plus any amount payable to the Series C holder as their share of the residual pro rata distribution to all preferred and common stockholders upon liquidation, dissolution or winding up exceeds three times the original Series C issue price, then the multiplier will be 1.0 for purposes of the foregoing preference amount.

The holders of Series C-1 are entitled to receive, on par with the holders of Series C, and prior and in preference to holders of Series A, Series B and common stock, the sum per share of (a) $3.61623 (as adjusted for any stock dividends, combinations, splits recapitalizations and similar events) and (b) an amount equal to 9% compounded annually of the original Series C-1 issue price from date of issuance (“Series C-1 Preference Amount”). In the event that the assets and funds legally available for distribution to the stockholders of the Company are insufficient to pay the Series C Preference Amount and the Series C-1 Preference Amount, then all funds or assets legally available for distribution shall be distributed to the holders of Series C and Series C-1 pro rata based on the dollar amount to which they are otherwise entitled.

The holders of Series B are entitled to receive, on par with the holders of Series A, and prior and in preference to any distributions to holders of common stock, the sum per share of (a) $5.3273 (as adjusted for any stock dividends, combinations, splits recapitalizations and similar events) and (b) an amount equal to 9% of the original Series B issue price, compounded annually on September 30, from the date on which the first share of Series B was issued (“Series B Purchase Date”) through September 30, 2008.

The holders of Series A are entitled to receive, on par with the holders of Series B, and prior to and in preference to any distributions to holders of common stock, the sum per share of (a) $4.7946 (as adjusted for any stock dividends, combinations, splits recapitalizations and similar events) and (b) an amount equal to 9% of the original Series A issue price, compounded annually on September 30, from the Series B Purchase Date through September 30, 2008.

In the event that, after payment of the Series C Preference Amount and the Series C-1 Preference Amount in full, the assets and funds legally available for distribution to the stockholders of the Company are insufficient to pay the Series B Preference Amount and the Series A Preference Amount, then all funds or assets legally available for distribution shall be distributed to the holders of Series B and Series A pro rata based on the dollar amount to which they are otherwise entitled. Any net assets remaining after the payment of preferential amounts to the Preferred Stockholders shall be shared ratably by Preferred Stockholders with the common stockholders as if all preferred shares were converted into common stock at the time of the event. A consolidation or merger of the Company, or sale of all or substantially all of the assets, shall also be regarded as a liquidation, unless the holders of at least 75% of the outstanding shares of Series C elect not to treat such a transaction as a liquidation.

Conversion

At the option of the Preferred Stockholders, each share of Series A, Series B, Series C and Series C-1 may be converted at any time into common stock of the Company. The number of common shares into which each share of Preferred Stock is convertible shall be determined by dividing the original issue price of such share of Preferred Stock by the applicable conversion price for such share of Preferred Stock in effect on the date that the holder thereof elects to convert such share. As of January 1, 2011, the applicable conversion rate for all preferred shares into common shares was one-for-one, and the conversion prices were $4.7946 for the Series A, $5.3273 for the Series B and $3.61623 for each of the Series C and Series C-1. The applicable conversion price is subject to adjustment for stock dividends, combinations, splits recapitalizations and similar events. Each share of Series A, Series B, Series C and Series C-1, along with any accrued but unpaid preferred dividends, shall automatically convert into shares of common stock upon the earlier of (i) the closing of an underwritten initial

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

public offering of the Company’s common stock from which net proceeds to the Company equal or exceed $20.0 million at a price of not less than $10.84869 per share (as adjusted for any stock dividends, combinations, splits recapitalizations and similar events) and (ii) the date specified by written consent of the holders of at least 75% of the outstanding shares of Series C.

Redemption

If, at any time after February 23, 2012, the holders of at least 75% of the outstanding shares of Series C request that the Company redeem the outstanding shares of Series C and C-1, the Company shall redeem all of the outstanding shares of Series C and C-1 in three equal annual installments by paying the holders of Series C and C-1 in cash an amount equal to the Series C Preference Amount and the Series C-1 Preference Amount, respectively. As a result of each share of Series C accruing a return of nine percent each year and the amortization of issuance costs incurred in connection with the Series C, the Company recognized in its financial statements accretion of $4.2 million, $5.4 million and $6.2 million for the years ended December 27, 2008, January 2, 2010 and January 1, 2011, respectively.

If, at any time after all shares of Series C and C-1 are redeemed in full, at least 66-2/3% of the holders of the then outstanding shares of Series B request that the Company redeem the outstanding shares of Series B, then the Company shall redeem all of the outstanding shares of Series B in three equal annual installments by paying the holders of Series B in cash an amount equal to the Series B Preference Amount. As a result of each share of Series B accruing a return of 9% for three years and the amortization of issuance costs incurred in connection with the Series B, the Company recognized in its financial statements accretion of $0.3 million, $0.3 million and $0.3 million for the years ended December 27, 2008, January 2, 2010 and January 1, 2011, respectively. The Series A is not redeemable. No sinking fund is required for the redemption of any preferred stock.

The Company is increasing the carrying amount of the Series B and Series C Preferred Stock through periodic accretions so that the carrying amount will equal the redemption value at the earliest possible redemption date.

The accretion charges were charged against additional paid-in capital as the Company currently does not have retained earnings, and to accumulated deficit once there was no additional paid-in capital available.

The combined aggregate amount of redemption requirements for all issues of capital stock that are redeemable assuming exercise of redemption rights at the earliest possible date, is as follows as of January 1, 2011 (in thousands):

	Series B	Series C	Total
Fiscal Year
2012	$—	$20,679	$20,679
2013	—	22,085	22,085
2014	3,453	23,619	27,072
2015	3,453	—	3,453
2016	3,454	—	3,454

Total redemption requirements	$10,360	$66,383	$76,743

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

Dividends

The holders of shares of Series C and Series C-1 are entitled to receive cumulative dividends at a rate of 9% per annum, compounded annually, from the date of issuance on the applicable original issue price (as adjusted for any stock dividends, combinations, splits recapitalizations and similar events) of the Preferred Stock. Cumulative dividends on Series C and C-1 become payable only when and if declared by the Board, or when such dividends become payable due to a distribution upon liquidation or redemption of the shares. In addition to the foregoing, in the event the Board shall declare a dividend with respect to the Company’s common stock, the preferred stockholders shall be entitled to receive, when and as declared by the Board, out of any assets of the Company legally available therefore, dividends as if each share of Preferred Stock had been converted into common stock pursuant to the conversion provisions of the Company’s amended and restated certificate of incorporation.

As long as any share of Series C or Series C-1 is outstanding, no dividend may be declared or paid upon, nor any distribution made upon, the Series A, Series B or common stock if at that time dividends that accrued on the Series C or C-1 remain unpaid or any other payment or distribution with respect to Series C or C-1 is due and remains unpaid. The Company’s ability to declare cash dividends is restricted by the terms of its credit facility with SVB.

Voting and Other Rights

The holders of Series A, Series B and Series C have certain voting rights equivalent to the common stockholders. The holders of Series B and Series C have the right to appoint two and four members of the Board, respectively. Upon conversion of the Preferred Stock, these holders will no longer have the right to appoint any members to the Board. The number of Board members is currently limited to seven.

The Company has an initial right of first refusal on sales of Series A or founders’ common stock. If the Company does not exercise its right to purchase the offered shares, then the holders of Series B, Series C and Series C-1 have the option to participate in the purchase of any shares of Series A and founders’ common stock offered by the selling holders to third party purchasers and have co-sale rights to participate proportionately in such sale. Each holder of Series B, Series C and Series C-1 that is an “accredited investor” has preemptive rights to subscribe to any additional issuance of securities of the Company, subject to certain exceptions as described in the Amended and Restated Investor Rights Agreement dated as of February 23, 2007 (the “Investor Rights Agreement”). The Investor Rights Agreement will terminate upon completion of this offering.

Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Holders of the Company’s common stock are not entitled to receive dividends unless declared by the Board. Any such dividends would be subject to the preferential dividend rights of the Preferred Stock.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

As of January 1, 2011, the Company had reserved shares of common stock for future issuance as follows:

Convertible preferred stock outstanding	10,377,643
Preferred stock warrants	1,725,497
Common stock warrants	174,214
Common stock options outstanding	3,472,732
Common stock options available for future grant	87,966

15,838,052

Stock Options

In 2004, the Board adopted the 2004 Incentive Stock Option Plan (the “2004 Stock Plan”). The 2004 Stock Plan provides for granting of incentive and nonqualified stock options to officers, directors, employees and consultants of the Company. Under the terms of the 2004 Stock Plan, awards may be granted at prices not less than 100% of the fair value of the Company’s common stock, as determined by the Board, on the date of grant for an incentive stock option and not less than 85% of the fair value of the Company’s common stock on the date of grant for a non-qualified stock option. As of January 1, 2011, there were 3,646,341 shares of common stock reserved for issuance under the 2004 Stock Plan, of which 87,966 were available for future grants. If shares granted under the 2004 Stock Plan expire unexercised, such shares are available for future grants.

The exercise price of each stock option issued, the vesting period and contractual term of the options under the 2004 Stock Plan are specified by the Board at the time of grant. Options granted vest over periods up to four years, and have contractual terms of up to ten years.

A summary of the stock option activity under the 2004 Stock Plan is presented in the table below:

	Options	Weighted- Average Exercise Price (per share)	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 2, 2010	3,357,769	$2.21
Granted	276,197	$22.36
Exercised	(53,168)	$1.14
Forfeited	(108,066)	$6.14

Outstanding at January 1, 2011	3,472,732	$3.71	6.99	$83,526

Options vested and expected to vest at January 1, 2011	3,350,627	$3.36	6.92	$81,770

Options exercisable at January 1, 2011	2,639,604	$1.62	6.52	$69,000

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

The following table summarizes additional information about stock options during the periods indicated (in thousands, except per share amounts):

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Weighted-average grant date fair value per share of options granted	$2.37	$3.63	$12.97

Intrinsic value of options exercised	$7	$109	$709
Cash received upon exercise of stock options	$2	$21	$60

Stock-Based Compensation

The following tables summarize the components of stock-based compensation expense (in thousands):

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Liability awards	$215	$518	$1,032
Equity awards	584	909	1,719

	$799	$1,427	$2,751

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Cost of revenue	$127	$148	$170
Research and development	33	128	347
Sales, marketing and administrative	639	1,151	2,234

	$799	$1,427	$2,751

The Company has recognized tax benefits of $0.3 million related to stock-based compensation cost during the year ended January 1, 2011. Prior to the year ended January 1, 2011, no significant tax benefits were recognized related to stock-based compensation cost as a result of the full valuation allowance of the Company’s net deferred tax assets and the Company’s net operating loss carryforwards.

As of January 1, 2011, the Company had a total of $3.9 million in unrecognized compensation expense for non-vested stock option awards, which is expected to be recognized over the remaining weighted average vesting period of 2.45 years.

The value of employee stock options was determined at the date of grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Risk free interest rate	2.56% to 3.31%	1.79% to 2.71%	2.10% to 2.85%
Expected term of options in years	6.25 years	6.25 years	6.25 years
Expected volatility	64.5% to 66.3%	62.4% to 64.2%	59.6% to 62.8%
Expected dividend yield	0%	0%	0%

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

Risk-Free Interest Rate

The risk-free interest rate is based on the implied yield currently available on zero-coupon U.S. Treasury notes with maturities approximating the expected term of the option.

Expected Term of Options

The Company follows the simplified method when estimating the expected term of its options due to a lack of relevant historical data. The expected term is based on the midpoint between the vesting date and the expiration date.

Expected Volatility

There is no market for the Company’s stock. Therefore, the Company considers the historic volatility of peer companies when determining the volatility factor. In considering peer companies, the Company considers characteristics such as industry, stage of development, size and financial leverage.

Expected Dividend Yield

The Company has never paid any dividends and currently has no plans to do so.

Expected Forfeiture Rate

The Company considers its pre-vesting forfeiture history to determine its expected forfeiture rate.

Liability Awards

In February 2007, the Company issued to its Chairman and Chief Executive Officer a warrant to purchase 148,939 shares of Series C Preferred Stock at an exercise price of $3.61623, exercisable through June 11, 2017, subject to earlier termination upon the completion of certain mergers, acquisitions and similar transactions. The warrant is required to be classified as a liability and measured at fair value initially and expensed as compensation expense. The fair value of the warrant is remeasured at the end of each subsequent reporting period with the change in fair value reflected as compensation expense.

Fair Value of Common Stock

The fair value of the Company’s common stock has been determined contemporaneously by the Board on the date of each option grant. At the time the Company issued each stock option, the Company believed its estimates of the fair value of its common stock were reasonable and consistent with methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and the Company’s understanding of how similarly situated companies in its industry were valued. As a result, the exercise price and fair value of each stock option grant are equal at the stock option grant date.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

The following table summarizes stock option grants from January 3, 2010 through January 1, 2011:

Grant Date	Options Granted	Exercise Price Per Share
January 21, 2010	25,500	$13.48
May 5, 2010	35,500	$14.54
June 8, 2010	11,500	$14.54
July 22, 2010	13,000	$23.60
July 23, 2010	10,000	$23.60
November 9, 2010	19,500	$25.49
December 6, 2010	161,197	$25.49

6. Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands):

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Current income taxes
Federal	$27	$142	$3,871
State	119	428	2,232

Total current income tax expense	146	570	6,103

Deferred income taxes
Federal	(442)	1,889	1,647
State	(476)	266	30
Change in valuation allowance	918	(2,155)	(8,650)

Total deferred income tax benefit	—	—	(6,973)

Income tax provision (benefit)	$146	$570	$(870)

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

Significant components of the Company’s net deferred tax assets are shown in the table below (in thousands).

	January 2, 2010	January 1, 2011
Deferred tax assets
Net operating loss carryforwards	$4,477	$635
Credit carryforwards	624	—
Accrued compensation	889	1,602
Deferred revenue	501	653
Amortization	146	260
Preferred stock warrant	380	777
Stock-based compensation	731	1,391
Allowances and reserves	725	1,665
Other	714	943

Total deferred tax assets	9,187	7,926

Deferred tax assets
Depreciation	(537)	(953)

Total deferred tax liabilities	(537)	(953)

Valuation allowance	(8,650)	—

Net deferred tax assets	$—	$6,973

At January 2, 2010, the Company had a full valuation allowance against all of its net deferred tax assets because the Company determined that, based on its historical tax position and operational results, realization of its deferred tax assets did not meet the more likely than not standard. During the year ended January 1, 2011, based upon its cumulative earnings as well as the level of forecasted future earnings, it became more likely than not that the Company’s deferred tax assets would be realized and the Company determined that a valuation allowance on these assets was no longer required. The Company recorded a $7.0 million tax benefit representing the release of the valuation allowance against the net deferred tax assets. In evaluating the realizability of the deferred tax assets, the Company considered all positive evidence against any potential negative evidence in determining that it was more likely than not these assets would be realized.

At January 1, 2011, the Company had approximately $11.1 million of state net operating loss (“NOL”) carryforwards that begin to expire in 2020.

Pursuant to Sections 382 and 383 of the Internal Revenue Code (the “Code”), annual use of the Company’s NOL and research and development (“R&D”) credit carryforwards may be limited in the event a cumulative change in ownership of 50% of certain stockholders occurs within a three year period. The Company completed a study to assess whether an ownership change has occurred since the Company’s formation through November 18, 2010. The Company incurred an ownership change on September 21, 2004 and on September 30, 2005. However, pre-ownership change net operating losses subject to the annual limitation under Sections 382 and 383 of the Code have been fully utilized as of January 1, 2011. Utilization of the pre-ownership change R&D credit carryforwards were subject to an annual limitation under Section 382 of the Code. However, all R&D credits were fully utilized as of January 1, 2011.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

The following table provides a reconciliation between income taxes computed at the federal statutory rate and the Company’s provision for income taxes (in thousands):

	Fiscal Years Ended
	December 27, 2008	January 2, 2010	January 1, 2011
Federal income taxes	$(1,266)	$(117)	$2,131
State income taxes, net of federal benefit	(51)	379	1,359
Nondeductible meals and entertainment	278	478	660
Change in fair value of warrants	448	2,066	4,229
Tax credits	(39)	(176)	(455)
Other	(142)	95	(144)
Change in valuation allowance	918	(2,155)	(8,650)

Provision (benefit) for income taxes	$146	$570	$(870)

The Company follows a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

As of January 1, 2011, an aggregate amount of unrecognized tax benefits of $0.2 million has been recorded as a reduction of the related attribute carryforwards. It is not anticipated that there will be a significant change in the unrecognized tax benefits over the next twelve months. The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

Balance at December 29, 2007	$49
Increases related to prior year tax positions	—
Increases related to current year tax positions	13

Balance at December 27, 2008	62
Increases related to prior year tax positions	—
Increases related to current year tax positions	53

Balance at January 2, 2010	115
Increases related to prior year tax positions	7
Increases related to current year tax positions	102

Balance at January 1, 2011	$224

Included in the unrecognized tax benefits of $0.2 million at January 1, 2011 was $0.2 million of tax benefits that, if recognized, would reduce the Company’s annual effective tax rate.

The Company files federal and multiple state income tax returns in the United States. Due to net operating loss and credit carryforwards, the Company’s federal and state income tax returns are open to examination by the Internal Revenue Service and state taxing authorities for years 2004 and forward.

The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There were no significant accrued interest and penalties associated with uncertain tax positions as of January 1, 2011.

Advanced BioHealing, Inc.

Notes to Financial Statements—(Continued)

7. Employee Benefit Plan

The Company has a 401(k) defined contribution benefit plan covering substantially all employees. The Company matches participant contributions according to a specified formula up to $4,500 per participant annually resulting in expense for the years ended December 27, 2008, January 2, 2010 and January 1, 2011 of $0.2 million, $0.4 million and $0.6 million, respectively.

8. Commitments and Contingencies

The Company leases various facilities under leases that expire at varying dates through 2021. Certain of these leases contain renewal options and rent escalation provisions and require the Company to pay operating costs, including property taxes, insurance and maintenance. The Company recognizes rent expense on a straight-line basis.

The Company is party to a sublease agreement to rent approximately 69,000 square feet of space for its manufacturing facility in La Jolla, California. The sublease expired in May 2009 and was renewed pursuant to an automatic extension through December 31, 2011. The Company was obligated to make base monthly lease payments of $69,000 for the first year, increasing to a maximum of $125,000 per month from May 31, 2009 to December 31, 2011.

Effective May 2008, the Company entered into an agreement with the owner of the building in order to maintain a lease for the Company’s manufacturing facility upon the expiration of the sublease. The new lease commences on January 1, 2012 and has a ten year term. The Company is obligated to make base monthly lease payments of $0.2 million for the first year of the lease, subject to a 3.5% increase in each subsequent year. Pursuant to the terms of the new lease, the Company is obligated to provide a $1.4 million security deposit in the form of a letter of credit to the landlord prior to the earlier to occur of commencement of construction of the tenant improvements or the lease commencement date, neither of which has occurred at January 1, 2011.

At January 1, 2011, the future minimum lease payments for the years then ending are as follows (in thousands):

2011	$2,536
2012	2,799
2013	2,078
2014	2,074
2015	2,126
Thereafter	13,757

Total future minimum lease payments	$25,370

Rent expense under operating leases for facilities and equipment was approximately $1.2 million, $1.3 million and $1.6 million for the years ended December 27, 2008, January 2, 2010 and January 1, 2011, respectively.

9. Subsequent Events

Subsequent events have been evaluated through February 25, 2011, the date the accompanying financial statements were issued.

Advanced BioHealing, Inc.

Schedule II: Valuation and Qualifying Accounts

(in thousands)

	Beginning Balance	Additions (1)	Deductions (2)	Ending Balance
Allowance for Doubtful Accounts
Fiscal year 2008	$—	$526	$—	$526
Fiscal year 2009	$526	$548	$(211)	$863
Fiscal year 2010	$863	$2,291	$(1,006)	$2,148

	Beginning Balance	Additions (3)	Deductions (4)	Ending Balance
Revenue Related Reserves
Fiscal year 2008	$—	$2,083	$(1,573)	$510
Fiscal year 2009	$510	$4,295	$(4,131)	$674
Fiscal year 2010	$674	$6,190	$(5,681)	$1,183

	Beginning Balance	Additions	Deductions	Ending Balance
Valuation Allowance
Fiscal year 2008	$9,887	$918	$—	$10,805
Fiscal year 2009	$10,805	$—	$(2,155)	$8,650
Fiscal year 2010	$8,650	$—	$(8,650)	$—

(1)	Provision for doubtful accounts charged to sales, marketing and administrative expense.

(2)	Uncollectible accounts written off.

(3)	Provision for sales returns and pricing credits charged against revenue.

(4)	Sales returns and pricing credits issued.

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

Advanced BioHealing, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

J.P.Morgan

Wells Fargo Securities

William Blair & Company

Oppenheimer & Co.

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts, payable by us in connection with the offering described in this Registration Statement. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

SEC Registration Fee		$23,220
FINRA Filing Fee		20,500
Nasdaq Global Market Listing Fee		125,000
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Qualification Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*
Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our bylaws provide for indemnification of the officers and directors to the full extent permitted by applicable law.

The Underwriting Agreement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

The following information sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2008:

1.	In December 2008, the Registrant issued warrants to purchase an aggregate of 207,398 shares of Series C preferred stock at an exercise price of $3.61623 per share to financial institution lenders in connection with, and as consideration for, the entry into a credit facility. The warrants may be exercised at any time prior to their termination dates, which are ten years from the date of issuance.

2.	Since January 1, 2008, the Registrant has granted stock options to purchase an aggregate of 1,405,447 shares of its common stock at exercise prices ranging from $0.60 to $25.49 per share to approximately 300 employees, consultants and directors under its 2004 Stock Option Plan. During this period, the Registrant has issued and sold an aggregate of 85,643 shares of its common stock to employees and consultants at prices ranging from $0.20 to $5.70 per share pursuant to the exercise of options granted under its 2004 Stock Option Plan for aggregate consideration of $83,091.

The issuance of securities described above in paragraph (1) was exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the Registrant or had adequate access, through their relationship with the Registrant, to financial statement or non-financial statement information about the Registrant. The sale of these securities was made without general solicitation or advertising.

The issuance of securities described above in paragraph (2) was exempt from registration under the Securities Act in reliance on either (i) Rule 701 under the Securities Act pursuant to compensatory benefit plans or agreements approved by the Registrant’s board of directors or (ii) Section 4(2) of the Securities Act. The recipients of securities issued in reliance upon Section 4(2) were all officers or directors of the Company. The recipients of securities in each of these transactions represented their intentions to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(A) Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1*	Form of Underwriting Agreement

3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Registrant dated September 6, 2007

3.3	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Registrant dated December 22, 2008

3.4*	Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering

3.5	Bylaws of the Registrant, as currently in effect

3.6*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering

4.1*	Form of the Registrant’s Common Stock Certificate

4.2	Second Amended and Restated Registration Rights Agreement dated February 23, 2007 by and among the Registrant and the stockholders set forth on Exhibit A thereto

4.3	Warrant dated December 21, 2006 issued by the Registrant to Horizon Technology Funding Company II LLC

4.4	Form of Amended and Restated Warrant amending, in February 2007, warrants initially issued to investors in the Registrant’s September 2006 bridge financing

4.5	Warrant dated June 11, 2007 issued by the Registrant to Kevin Rakin

4.6	Warrant dated August 3, 2007 issued by the Registrant to Pacific Growth Equities, LLC

4.7	Warrant dated September 7, 2007 issued by the Registrant to Horizon Technology Funding Company V LLC

4.8	Form of Warrant dated December 23, 2008 issued by the Registrant to Oxford Finance Corporation and Silicon Valley Bank

5.1*	Opinion of Latham & Watkins LLP

10.1*	Form of Director and Executive Officer Indemnification Agreement

10.2#	2004 Stock Option Plan and form of option agreement thereunder

10.3*#	Equity Incentive Award Plan and forms of option agreement and restricted stock unit agreement thereunder

10.4*#	Employee Stock Purchase Plan

10.5*#	Independent Director Compensation Policy

10.6#	Employment Agreement dated February 25, 2010 by and between the Registrant and Keith O’Briant

10.7#	Employment Agreement dated March 15, 2010 by and between the Registrant and Katherine McGee

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
10.8#	Employment Agreement dated March 26, 2010 by and between the Registrant and Dean Tozer

10.9#	Employment Agreement dated December 3, 2010 by and between the Registrant and Kevin C. O’Boyle

10.10#	Employment Agreement dated as of February 24, 2011 and effective as of January 1, 2011 by and between the Registrant and Kevin Rakin

10.11	Sublease Agreement dated May 25, 2006 by and between Smith & Nephew Wound Management (La Jolla) and the Registrant

10.12	First Amendment to Sublease Agreement dated December 22, 2008 by and between Smith & Nephew Wound Management (La Jolla) and the Registrant

10.13	Sublease Agreement dated May 25, 2006 by and between Smith & Nephew, Inc. and the Registrant

10.14	First Amendment to Sublease Agreement dated December 22, 2008 by and between Smith & Nephew, Inc. and the Registrant

10.15	Lease Agreement dated March 31, 2008 between Red X Holdings, LLC and the Registrant

10.16	Lease Agreement dated May 29, 2008 between ARE-10933 North Torrey Pines, LLC and the Registrant for a lease term that will commence on January 1, 2012

10.17	Lease Agreement dated March 11, 2010 by and between HCP Torreyana, LLC and the Registrant

10.18	First Amendment to Lease dated November 23, 2010 by and between HCP Torreyana, LLC and the Registrant

10.19†	Flextronics Manufacturing Services Agreement dated June 1, 2010 by and between the Registrant and Flextronics Medical Sales and Marketing, Ltd.

10.20	Amended and Restated Loan and Security Agreement dated September 17, 2010 between Silicon Valley Bank and the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (See Page II-6)

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

#	Indicates management contract or compensatory plan.

(B) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(i)	The Registrant will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(ii)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(iii)	For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Advanced BioHealing, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Westport, state of Connecticut, on February 25, 2011.

ADVANCED BIOHEALING, INC.

By:	/s/ Kevin Rakin
Kevin Rakin Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin Rakin and Kevin C. O’Boyle, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ Kevin Rakin Kevin Rakin	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2011

/s/ Kevin C. O’Boyle Kevin C. O’Boyle	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2011

/s/ Stephen Bloch, M.D. Stephen Bloch, M.D.	Director	February 25, 2011

/s/ David R. Dantzker, M.D. David R. Dantzker, M.D.	Director	February 25, 2011

/s/ Joseph (Skip) Klein Joseph (Skip) Klein	Director	February 25, 2011

/s/ Gary J. Kurtzman, M.D. Gary J. Kurtzman, M.D.	Director	February 25, 2011

/s/ Carol D. Winslow Carol D. Winslow	Director	February 25, 2011

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1*	Form of Underwriting Agreement

3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Registrant dated September 6, 2007

3.3	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Registrant dated December 22, 2008

3.4*	Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering

3.5	Bylaws of the Registrant, as currently in effect

3.6*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering

4.1*	Form of the Registrant’s Common Stock Certificate

4.2	Second Amended and Restated Registration Rights Agreement dated February 23, 2007 by and among the Registrant and the stockholders set forth on Exhibit A thereto

4.3	Warrant dated December 21, 2006 issued by the Registrant to Horizon Technology Funding Company II LLC

4.4	Form of Amended and Restated Warrant amending, in February 2007, warrants initially issued to investors in the Registrant’s September 2006 bridge financing

4.5	Warrant dated June 11, 2007 issued by the Registrant to Kevin Rakin

4.6	Warrant dated August 3, 2007 issued by the Registrant to Pacific Growth Equities, LLC

4.7	Warrant dated September 7, 2007 issued by the Registrant to Horizon Technology Funding Company V LLC

4.8	Form of Warrant dated December 23, 2008 issued by the Registrant to Oxford Finance Corporation and Silicon Valley Bank

5.1*	Opinion of Latham & Watkins LLP

10.1*	Form of Director and Executive Officer Indemnification Agreement

10.2#	2004 Stock Option Plan and form of option agreement thereunder

10.3*#	Equity Incentive Award Plan and forms of option agreement and restricted stock unit agreement thereunder

10.4*#	Employee Stock Purchase Plan

10.5*#	Independent Director Compensation Policy

10.6#	Employment Agreement dated February 25, 2010 by and between the Registrant and Keith O’Briant

10.7#	Employment Agreement dated March 15, 2010 by and between the Registrant and Katherine McGee

10.8#	Employment Agreement dated March 26, 2010 by and between the Registrant and Dean Tozer

10.9#	Employment Agreement dated December 3, 2010 by and between the Registrant and Kevin C. O’Boyle

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
10.10#	Employment Agreement dated February 24, 2011 and effective as of January 1, 2011 by and between the Registrant and Kevin Rakin

10.11	Sublease Agreement dated May 25, 2006 by and between Smith & Nephew Wound Management (La Jolla) and the Registrant

10.12	First Amendment to Sublease Agreement dated December 22, 2008 by and between Smith & Nephew Wound Management (La Jolla) and the Registrant

10.13	Sublease Agreement dated May 25, 2006 by and between Smith & Nephew, Inc. and the Registrant

10.14	First Amendment to Sublease Agreement dated December 22, 2008 by and between Smith & Nephew, Inc. and the Registrant

10.15	Lease Agreement dated March 31, 2008 between Red X Holdings, LLC and the Registrant

10.16	Lease Agreement dated May 29, 2008 between ARE-10933 North Torrey Pines, LLC and the Registrant for a lease term that will commence on January 1, 2012

10.17	Lease Agreement dated March 11, 2010 by and between HCP Torreyana, LLC and the Registrant

10.18	First Amendment to Lease dated November 23, 2010 by and between HCP Torreyana, LLC and the Registrant

10.19†	Flextronics Manufacturing Services Agreement dated June 1, 2010 by and between the Registrant and Flextronics Medical Sales and Marketing, Ltd.

10.20	Amended and Restated Loan and Security Agreement dated September 17, 2010 between Silicon Valley Bank and the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (See Page II-6)

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

#	Indicates management contract or compensatory plan.